02049331

82- SUBMISSIONS FACING

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BHP Steel Ltd.

*CURRENT ADDRESS 120 Collins St.
Melbourne, Victoria
3000 Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 2 1 2002
THOMSON
FINANCIAL

FILE NO. 82- 34676 FISCAL YEAR June 30

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☐
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☑
DEF 14A	*(PROXY)*	☐			

OICF/BY: [signature]

DATE : 8/12/02



SCHEME BOOKLET

Scheme of arrangement and reduction of capital in relation to the demerger of BHP Steel Limited

This is an important document and requires your immediate attention. You should read this document in its entirety prior to deciding whether or not to approve the Steel Demerger Proposal. If you are in any doubt as to how to deal with this document, please consult your legal or financial adviser immediately. If you have recently sold all of your BHP Billiton Limited Shares, please ignore this document.

Each BHP Billiton Director recommends that you vote in favour of the resolutions required to implement the Steel Demerger Proposal.

This Scheme Booklet is neither an offer to sell nor a solicitation of an offer to buy securities as such terms are defined under the US Securities Act of 1933, as amended.

bhpbilliton

ABN 49 004 028 077

CONTENTS

LETTER FROM THE CHAIRMAN		XX
IMPORTANT DATES AND TIMES		XX
IMPORTANT NOTICES		XX
PART 1	SUMMARY	XX
PART 2	ADVANTAGES, DISADVANTAGES AND RISKS OF THE STEEL DEMERGER PROPOSAL AND OTHER RELEVANT CONSIDERATIONS	XX
PART 3	DETAILS OF THE STEEL DEMERGER PROPOSAL	XX
PART 4	INFORMATION ON BHP STEEL	XX
PART 5	FINANCIAL INFORMATION ON BHP STEEL	XX
PART 6	BHP BILLITON (POST-STEEL DEMERGER)	XX
PART 7	TAXATION IMPLICATIONS	XX
PART 8	ADDITIONAL INFORMATION	XX
PART 9	SCHEME	XX
GLOSSARY		XX
NOTICES OF MEETINGS		XX
INVESTIGATING ACCOUNTANT'S REPORT AND PRO FORMA COMBINED FINANCIAL STATEMENTS		ANNEXURE A
REPORT ON FORECAST FINANCIAL INFORMATION		ANNEXURE B
SIGNIFICANT DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP		ANNEXURE C
INDEPENDENT EXPERT'S REPORT		ANNEXURE D
SALE FACILITY TERMS		ANNEXURE E
DIRECTORY		XX

Enquiries regarding the Steel Demerger Proposal

If you have any questions about the Steel Demerger Proposal please call the BHP Billiton Share Department on 1300 655 140 (within Australia only) or (61 3) 9609 3333 (International) weekdays between 9.00 am and 5.00 pm (Melbourne time). Alternatively, please send an email to share.department@bhpbilliton.com.

LETTER FROM THE CHAIRMAN

bhpbilliton

Chairman's Office

BHP Billiton
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO Box 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3891 Fax +61 3 9609 3588

13 May 2002

Dear shareholder,

I'm writing to you to let you know about the arrangements for BHP Billiton's forthcoming meetings to be held in Melbourne and London on 26 June 2002 to discuss the proposed demerger of BHP Steel. This Scheme Booklet outlines the proposed demerger.

As you may be aware, at the time the announcement of the creation of the DLC between BHP Limited and Billiton Plc, BHP Limited disclosed its intention to demerge BHP Steel and separately list it on the Australian Stock Exchange.

BHP Steel has both a proud history and an exciting future. It has a strong market presence, manufacturing and distributing a wide range of flat and coated steel products. BHP Steel holds leading market positions in Australia and New Zealand and continues to build on its established presence in Asia. It is also a major exporter, supplying long-standing customers in the US, Asia, Europe and Africa through a network of international sales offices.

The BHP Billiton directors have considered the advantages, disadvantages and risks associated with the demerger of BHP Steel and believe that it is in the best interests of BHP Billiton Limited and its shareholders.

The demerger of BHP Steel will allow BHP Billiton to focus on its minerals and petroleum businesses. It will enable BHP Steel to grow as an independent company and pursue its own business strategy without having to compete for capital with other businesses in the BHP Billiton portfolio.

What will the proposed demerger mean for shareholders? The demerger will be implemented by way of a capital reduction and a distribution of BHP Steel shares to eligible BHP Billiton Limited shareholders who hold fully paid shares. Those shareholders will be entitled to one BHP Steel share for every five BHP Billiton Limited shares they hold. BHP Billiton will hold 6% of the total number of BHP Steel shares on issue which it will offer for sale under a sale facility offered in connection with the demerger of BHP Steel. Most BHP Billiton Limited shareholders will also have the option to offer to sell under the sale facility some or all of their BHP Steel shares prior to the listing of the BHP Steel on the Australian Stock Exchange. Alternatively, they may choose to keep their BHP Steel shares and, if they are resident in Australia or New Zealand, they may apply to buy additional BHP Steel shares under a public offer.

As foreshadowed at the time of the creation of the DLC, BHP Billiton Plc shareholders will not receive BHP Steel shares. Instead, to ensure equality of treatment of BHP Billiton Plc shareholders, they will receive a bonus issue of BHP Billiton Plc shares to reflect the value of the BHP Steel Shares being distributed to BHP Billiton Limited shareholders. The size of the bonus issue will be based on the market value of BHP Steel shares distributed to BHP Billiton Limited shareholders.

It is also important to let you know that the proposed demerger of BHP Steel has been reviewed by an independent expert, Ernst & Young Corporate Finance Limited. Their report concludes that the demerger proposal is in the best interests of both fully paid and partly paid BHP Billiton Limited shareholders. This report is set out as Annexure D to this Scheme Booklet. Each BHP Billiton director also recommends that you vote in favour of the resolutions required to implement the demerger of BHP Steel.

This Scheme Booklet and the accompanying Instruction Guide set out full details of the proposed demerger and the steps associated with its implementation. The proxy form for the meetings is also contained in the Instruction Guide. The Shareholder Prospectus (for Australian and New Zealand resident BHP Billiton Limited shareholders) accompanying this Scheme Booklet contains further important information in relation to the sale facility and the public offer. BHP Billiton Limited shareholders not resident in Australia and New Zealand will receive a Sale Facility Circular which contains further information in relation to the sale facility.

I urge you to read these documents carefully because they contain important information to help you make an informed decision about how to vote on the resolutions to implement the demerger.

The demerger meetings will commence at 6.30 pm (Melbourne time) on Wednesday, 26 June 2002. This time has been chosen to allow a meeting of BHP Billiton Plc shareholders to be held in London at the same time (9.30 am London time). I will be able to address all shareholders together via a live broadcast link between Melbourne and London.

If you have any questions about the proposed demerger of BHP Steel, the sale facility or the public offer, please contact the BHP Billiton Share Department on 1300 655 140 (within Australia only) or (61 3) 9609 3333 (International) weekdays between 9.00 am and 5.00 pm (Melbourne time). Alternatively, please send an email to share.department@bhpbilliton.com.

I look forward to seeing you at the meetings on Wednesday, 26 June 2002.

Kind regards

Yours sincerely

Don R Argus

Chairman

IMPORTANT TIMES AND DATES

Retail Offer opens and Sale Facility election period commences for BHP Billiton Limited Shareholders	9.00 am, Monday, 27 May 2002
Last time and date by which Proxy Forms for the General Meeting and the Scheme Meetings can be lodged	8.00 am, Tuesday, 25 June 2002
Last time and date for determining eligibility to vote at the General Meeting and the Scheme Meetings	8.00 am, Tuesday, 25 June 2002
General Meeting of BHP Billiton Limited Shareholders	6.30 pm, Wednesday, 26 June 2002
Scheme Meeting of Fully Paid BHP Billiton Limited Shareholders	6.45 pm, Wednesday, 26 June 2002 or as soon thereafter as the General Meeting of BHP Billiton Limited Shareholders has concluded or been adjourned
Scheme Meeting of Partly Paid BHP Billiton Limited Shareholders	7.00 pm, Wednesday, 26 June 2002 or as soon thereafter as the Scheme Meeting of Fully Paid BHP Billiton Limited Shareholders has concluded or been adjourned
BHP Billiton Plc EGM	9.30 am (London time), Wednesday, 26 June 2002

The times and dates below (and the dates above for opening the Retail Offer and commencing the Sale Facility election period for BHP Billiton Limited Shareholders) are indicative only and BHP Billiton has the right to vary any or all of these dates and times without notifying BHP Billiton Shareholders. Certain dates are conditional on the approval of those dates by Australian Stock Exchange Limited ("ASX") and the Court.

Court hearing for approval of the Scheme	Monday, 1 July 2002
Effective Date	Monday, 1 July 2002
BHP Billiton Limited Shares (ex Capital Reduction) commence trading on ASX	Tuesday, 2 July 2002
Retail Offer closes and Sale Facility election period ends for BHP Billiton Limited Shareholders (excluding Institutional Selling Shareholders)	5.00 pm, Thursday, 4 July 2002
Close of Registers for BHP Billiton Limited Shareholders (time and date for determining entitlements to BHP Steel Shares)	5.00 pm, Friday, 5 July 2002
Institutional Offer opens (Bookbuild opening date)	9.00 am, Tuesday, 9 July 2002
Institutional Offer closes (Bookbuild closing date)	5.00 pm, Friday, 12 July 2002
Sale Facility election period ends for Institutional Selling Shareholders	5.00 pm, Friday, 12 July 2002
Listing Date (BHP Steel Shares commence trading on ASX on a conditional and deferred settlement basis)	Monday, 15 July 2002
Legal Separation Date	Monday, 22 July 2002
Dispatch of payments to Selling Shareholders and Ineligible Overseas Shareholders	Wednesday, 24 July 2002
Dispatch of holding statements for BHP Steel Shares	Wednesday, 24 July 2002
Normal trading of BHP Steel Shares commences	Thursday, 25 July 2002
Settlement of all deferred settlement trades in BHP Steel	Tuesday, 30 July 2002

Unless stated otherwise, all times referred to in the timetables above are Melbourne time.

If you wish to object to the Scheme at the Court hearing or make a complaint to ASIC about the Scheme, you should note that the Court hearing for approval of the Scheme is to be held five days following the BHP Billiton Limited Meetings.

See "Advantages, disadvantages and risks of the Steel Demerger Proposal and other relevant considerations" in Part 2 of this Scheme Booklet for a discussion of some of the factors that you should consider in deciding whether or not to vote in favour of the resolutions required to implement the Steel Demerger Proposal.

This Scheme Booklet is dated 13 May 2002.

If you have any questions about the Steel Demerger Proposal, please call the BHP Billiton Share Department on 1300 655 140 (within Australia only) or (61 3) 9609 3333 (International) weekdays between 9.00 am and 5.00 pm (Melbourne time). Alternatively, please send an email to share.department@bhpbilliton.com.

IMPORTANT NOTICES

BHP Billiton Limited Shareholders should read this Scheme Booklet in its entirety before making a decision as to how to vote on the resolutions to be considered at the General Meeting and the Scheme Meetings.

Purpose of this Scheme Booklet

This Scheme Booklet sets out all the significant elements of the Steel Demerger Proposal and contains:

- the Explanatory Statement required by Part 5.1 of the Corporations Act in relation to the Scheme. The Explanatory Statement is set out in Part 9 of this Scheme Booklet. The purpose of the Explanatory Statement is to explain the terms of the Scheme and the manner in which the Scheme will be considered and implemented (if approved), and to provide such information as is prescribed or otherwise material to the decision of BHP Billiton Limited Shareholders whether or not to approve the Scheme; and
- a statement of all the information known to BHP Billiton and the BHP Billiton Directors that is material to BHP Billiton Limited Shareholders in deciding how to vote on the Capital Reduction Resolution, as required by section 256C(4) of the Corporations Act.

A copy of this Scheme Booklet has been registered by the Australian Securities and Investments Commission ("**ASIC**") for the purposes of section 412(6) of the Corporations Act. Neither ASIC nor its officers takes any responsibility for the contents of this Scheme Booklet. A copy of this Scheme Booklet has also been lodged with ASIC in accordance with section 256C(5) of the Corporations Act.

A copy of this Scheme Booklet and an explanatory circular ("**Circular**") will be distributed to BHP Billiton Plc Shareholders. The Circular is available to BHP Billiton Limited Shareholders in electronic form on the internet at www.bhpbilliton.com. BHP Billiton Limited Shareholders may also obtain a printed copy of the Circular free of charge by calling the BHP Billiton Share Department on 1300 655 140 (within Australia only) or (61 3) 9609 3333 (International) weekdays between 9.00 am and 5.00 pm (Melbourne time). Alternatively, BHP Billiton Limited Shareholders may send an email to share.department@bhpbilliton.com.

ASX

Within seven days after the date of this Scheme Booklet, application will be made for admission of BHP Steel to the ASX official list and for official quotation of all BHP Steel Shares on ASX.

A copy of this Scheme Booklet has been lodged with ASX. Neither ASX nor any of its officers takes any responsibility for the contents of this Scheme Booklet. The fact that ASX may admit BHP Steel to the ASX official list is not to be taken in any way as an indication of the merits of BHP Steel.

Status of this Scheme Booklet

This Scheme Booklet is not a prospectus lodged under Chapter 6D of the Corporations Act. Section 708(17) of the Corporations Act provides that Chapter 6D of the Corporations Act does not have effect in relation to any offer of securities if it is made under a compromise or arrangement under Part 5.1 of the Corporations Act, approved at a meeting held as a result of an order made by the Court under section 411(1) or (1A) of the Corporations Act.

US Securities and Exchange Commission

None of the US Securities and Exchange Commission ("**US SEC**"), any US state securities commission or other US regulatory authority has passed upon or endorsed the merits of the Steel Demerger Proposal or the accuracy, adequacy or completeness of this Scheme Booklet. Any representation to the contrary is a criminal offence.

United Kingdom

This Scheme Booklet has been issued by BHP Billiton Limited and the contents have been approved solely for the purposes of section 21 of the Financial Services and Markets Act 2000 of the United Kingdom by ABN AMRO Corporate Finance Limited and Credit Suisse First Boston (Europe) Limited, which are regulated in the United Kingdom by the Financial Services Authority. ABN AMRO Corporate Finance Limited and Credit Suisse First Boston (Europe) Limited are acting for BHP Billiton Limited and no one else in connection with the Scheme and will not be responsible to any other person for providing the protections afforded to clients of ABN AMRO Corporate Finance Limited and Credit Suisse First Boston (Europe) Limited, or for providing advice in relation to the Scheme.

Investment decisions

This Scheme Booklet does not take into account the investment objectives, financial situation and particular needs of each BHP Billiton Limited Shareholder or any other person. This Scheme Booklet should not be relied upon as the sole basis for any investment decision in relation to BHP Billiton Limited Shares, BHP Steel Shares or any other securities. Independent financial and taxation advice should be sought before making any investment decision in relation to BHP Billiton Limited Shares, BHP Steel Shares or any other securities.

Forward looking statements

Certain statements in this Scheme Booklet relate to the future, including forward looking statements relating to BHP Billiton's and BHP Steel's financial position and strategy. These forward looking statements, including the forecast financial information in Part 5 of this Scheme Booklet, involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of BHP Billiton or BHP Steel to be materially different from future results, performance or achievements expressed or implied by such statements. Such risks, uncertainties, assumptions and other important factors include, among

other things: general economic conditions, exchange rates, interest rates, the regulatory environment, structural changes in the steel industry, trade barriers, selling prices, raw material prices, competitive pressures, imports and demand in the building and construction, manufacturing, automotive, packaging and agricultural industries in Australia, New Zealand, Asia, the US and elsewhere. The forecast results are particularly sensitive to hot rolled coil prices.

None of BHP Billiton nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this Scheme Booklet will actually occur and you are cautioned not to place undue reliance on such forward looking statements.

The forward looking statements in this Scheme Booklet reflect views held only as of the date of this Scheme Booklet.

Subject to any continuing obligations under applicable law or any relevant listing rule or as contemplated by Part 8.26 of this Scheme Booklet, BHP Billiton and the BHP Billiton Directors disclaim any obligation or undertaking to disseminate after the date of the Scheme Booklet any updates or revisions to any forward looking statements to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

Review of taxation disclosure

Arthur Andersen has reviewed and agrees with Part 7 of this Scheme Booklet relating to the description given to the taxation implications of the Steel Demerger Proposal for BHP Billiton Limited Shareholders whose registered address on the BHP Billiton Share Register is in Australia or who are otherwise deemed resident in Australia for Australian tax purposes.

Sullivan & Cromwell, Linklaters and Chapman Tripp have reviewed and agree with the descriptions of their advice regarding the US, United Kingdom and New Zealand tax consequences, respectively, of the Steel Demerger Proposal for certain BHP Billiton Limited Shareholders outlined in Part 7 of this Scheme Booklet.

Currency and presentation of exchange rates

BHP Billiton publishes its consolidated financial statements in Australian dollars and US dollars. BHP Steel will publish its consolidated financial statements in Australian dollars. In this Scheme Booklet, unless otherwise specified or the context otherwise requires, references to "A$" or "$" are to Australian dollars and references to "US$" are to US dollars.

For the convenience of the reader, this Scheme Booklet contains translations of some Australian dollar amounts into US dollars at the rate or rates indicated. In Part 6 of this Scheme Booklet, the US dollar amounts are based on the financial disclosures by BHP Billiton in its consolidated financial statements prepared in US dollars and in accordance with UK GAAP. Elsewhere in this Scheme Booklet, Australian dollars have been translated into US dollars at the average rate realised by BHP Steel in each period.

The noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York ("noon buying rate") is set out below for the periods indicated for comparative purposes. The noon buying rate on 30 April 2002 was A$1.00 = US$0.5372. These translations should not be construed as representations that the Australian dollar amounts actually represent these US dollar amounts or could be converted into US dollars at the rate indicated.

The table below sets out exchange rate information expressed in terms of US dollars at the noon buying rate for A$1.00.

The Australian dollar is convertible into US dollars at freely floating rates and there are currently no restrictions on the flow of Australian currency between Australia and the US.

Year ended 30 June	At period end	Average rate[1]	High	Low
1997	US$0.7550	US$0.7814	US$0.8180	US$0.7455
1998	0.6208	0.6809	0.7537	0.5867
1999	0.6611	0.6273	0.6712	0.5550
2000	0.5971	0.6284	0.6703	0.5685
2001	0.5100	0.5320	0.5996	0.4828
2002 (through April 30, 2002)	0.5372	0.5236	0.5442	0.5060
November 2001			0.5217	0.5076
December 2001			0.5201	0.5047
January 2002			0.5238	0.5060
February 2002			0.5230	0.5070
March 2002			0.5336	0.5177
April 2002			0.5442	0.5270

(1) The average of the noon buying rates on the last day of each full month during the period.

THIS PAGE IS LEFT INTENTIONALLY BLANK

PART 1 SUMMARY

1.1 THE STEEL DEMERGER PROPOSAL

1.2 BHP BILLITON DIRECTORS' RECOMMENDATION

1.3 ADVANTAGES, DISADVANTAGES AND RISKS OF THE STEEL DEMERGER PROPOSAL

1.4 INDEPENDENT REVIEW OF THE STEEL DEMERGER PROPOSAL

1.5 SUMMARY OF THE IMPACT OF THE STEEL DEMERGER PROPOSAL ON BHP BILLITON LIMITED SHAREHOLDERS

1.6 SUMMARY OF THE IMPACT OF THE STEEL DEMERGER PROPOSAL ON BHP BILLITON

1.7 KEY STEPS TO IMPLEMENT THE STEEL DEMERGER PROPOSAL

1.8 ACTION TO BE TAKEN BY BHP BILLITON LIMITED SHAREHOLDERS

1.1 THE STEEL PROPOSAL

At the time of the announcement of the DLC merger with Billiton Plc in March 2001, BHP Limited disclosed its intention to demerge BHP Steel and separately list it on ASX. BHP Steel is a company involved in the manufacture and distribution of flat and coated steel products. BHP Steel's main operations are located in Australia, New Zealand, Asia and the US.

The Steel Demerger Proposal comprises:

- the Capital Reduction and the Scheme; and
- the Matching Action.

A Sale Facility and Offer are also being conducted in connection with the Steel Demerger Proposal.

The purpose of this Scheme Booklet is to provide BHP Billiton Limited Shareholders with information that the BHP Billiton Board believes to be material to BHP Billiton Limited Shareholders in making a decision whether or not to vote in favour of the resolutions required to implement the Steel Demerger Proposal.

Capital Reduction and the Scheme

Under the Capital Reduction and the Scheme:

- the share capital of BHP Billiton Limited will be reduced by the Reduction Amount (i.e. $0.69) for each BHP Billiton Limited Share on issue at the Close of Registers;
- Fully Paid BHP Billiton Limited Shareholders will be entitled to receive one BHP Steel Share for every five BHP Billiton Limited Shares held (except Ineligible Overseas Shareholders who will have the BHP Steel Shares to which they are entitled sold and the sale proceeds remitted to them); and
- Partly Paid BHP Billiton Limited Shareholders will have the amount unpaid on each Partly Paid BHP Billiton Limited Share held reduced by the Reduction Amount. Partly Paid BHP Billiton Limited Shareholders will not receive BHP Steel Shares under the Scheme.

Fully Paid BHP Billiton Limited Shareholders are not required to pay any money for the BHP Steel Shares which they are entitled to receive under the Scheme because their entitlement to the Reduction Amount will be applied against the transfer of these BHP Steel Shares.

The BHP Steel Shares to which Fully Paid BHP Billiton Limited Shareholders are entitled under the Scheme (including those of Ineligible Overseas Shareholders) will represent 94% of the total number of BHP Steel Shares on issue.

BHP Billiton Limited will offer for sale the remaining 6% of BHP Steel Shares on issue under the Sale Facility. The proceeds of the sale of these BHP Steel Shares will be applied to general corporate purposes, including the reduction of debt, and will benefit BHP Billiton and, consequently, both BHP Billiton Limited Shareholders and BHP Billiton Plc Shareholders. BHP Steel will not receive any of the proceeds from the sale of BHP Steel Shares by BHP Billiton Limited.

Further details regarding the Capital Reduction and the Scheme are set out in Part 3.1 of this Scheme Booklet. The terms of the Scheme are contained in Part 9 of this Scheme Booklet.

Matching Action

The arrangements establishing BHP Billiton as a DLC require that there be equitable treatment of BHP Billiton Limited Shareholders and BHP Billiton Plc Shareholders and, in particular, that any distribution which benefits only one set of such shareholders be accompanied by an appropriate adjustment in favour of the other set of shareholders to reflect the value distributed.

BHP Billiton Plc Shareholders will not be entitled to BHP Steel Shares under the Scheme and will therefore receive an issue of bonus BHP Billiton Plc Shares under the Matching Action.

The BHP Billiton Board has determined that this is the most appropriate action under the circumstances. The BHP Billiton Board has also determined that BHP Billiton Plc Shareholders should be asked to approve the Steel Demerger Proposal separately.

Further details regarding the Matching Action are set out in Part 3.1 of this Scheme Booklet.

Sale Facility and Offer

The Sale Facility is being offered to eligible Fully Paid BHP Billiton Limited Shareholders who wish to offer to sell, prior to the listing of BHP Steel on ASX, some or all of the BHP Steel Shares to which they are entitled under the Scheme. The BHP Steel Shares attributable to Ineligible Overseas Shareholders will also be offered for sale under the Sale Facility. Further, BHP Billiton Limited will offer for sale under the Sale Facility its 6% holding of BHP Steel Shares in order to ensure a minimum supply of BHP Steel Shares under the Offer.

Fully Paid BHP Billiton Limited Shareholders who are not permitted under applicable laws or regulations of certain countries to sell under the Sale Facility the BHP Steel Shares to which they are entitled under the Scheme, are not eligible to participate in the Sale Facility.

The BHP Steel Shares to be sold under the Sale Facility will form the pool of BHP Steel Shares to be offered to eligible BHP Billiton Limited Shareholders who wish to buy additional BHP Steel Shares and to other retail and institutional investors under the Offer.

Further details regarding the Sale Facility and the Offer are set out in Parts 3.2 and 3.3 of this Scheme Booklet.

1.2 BHP BILLITON DIRECTORS' RECOMMENDATION

The BHP Billiton Directors believe that, taking into account all relevant matters, including the Matching Action, the Steel Demerger Proposal is in the best interests of BHP Billiton Limited Shareholders and BHP Billiton Limited, and will not materially prejudice the interests of BHP Billiton's creditors.

Each BHP Billiton Director recommends that you vote in favour of the resolutions required to implement the Steel Demerger Proposal, and intends to vote all BHP Billiton Shares controlled by

them in favour of the resolutions required to implement the Steel Demerger Proposal.

1.3 ADVANTAGES, DISADVANTAGES AND RISKS OF THE STEEL DEMERGER PROPOSAL

The advantages, disadvantages and risks of the Steel Demerger Proposal and other relevant considerations are set out in Part 2 of this Scheme Booklet. The BHP Billiton Directors have considered these matters carefully in forming their recommendation and are of the view that the advantages outweigh the disadvantages and risks of the Steel Demerger Proposal.

1.4 INDEPENDENT REVIEW OF THE STEEL DEMERGER PROPOSAL

The BHP Billiton Directors commissioned an independent expert, Ernst & Young Corporate Finance, to prepare a report on the Steel Demerger Proposal. That report is set out as Annexure D to this Scheme Booklet.

The report concludes that the Steel Demerger Proposal (including the Matching Action) is in the best interests of both Fully Paid BHP Billiton Limited Shareholders and Partly Paid BHP Billiton Limited Shareholders. The report also concludes that the Steel Demerger Proposal does not materially prejudice the interests of BHP Billiton's creditors.

1.5 SUMMARY OF THE IMPACT OF THE STEEL DEMERGER PROPOSAL ON BHP BILLITON LIMITED SHAREHOLDERS

What will you receive?

You will receive one BHP Steel Share for every five BHP Billiton Limited Shares you hold at the Close of Registers (anticipated to be 5.00 pm on Friday, 5 July 2002), unless:

- you sell the BHP Steel Shares to which you are entitled under the Scheme prior to the listing of BHP Steel on ASX (i.e. you are a Selling Shareholder);
- you are an Ineligible Overseas Shareholder; or
- you are a Partly Paid BHP Billiton Limited Shareholder.

You are not required to pay any money for any of the BHP Steel Shares you are entitled to receive under the Scheme.

If you are a Selling Shareholder or an Ineligible Overseas Shareholder, the BHP Steel Shares to which you are entitled under the Scheme will be offered for sale under the Sale Facility and you will receive the proceeds of sale.

If the Sale Facility does not proceed, or the Sale Facility proceeds but not all of the BHP Steel Shares available for sale are sold, Selling Shareholders will receive the BHP Steel Shares to which they are entitled under the Scheme (or the balance of those BHP Steel Shares, as the case may be), and the BHP Steel Shares attributable to Ineligible Overseas Shareholders will be sold on ASX on or after the Listing Date.

If you are a Partly Paid BHP Billiton Limited Shareholder, the Reduction Amount will be applied to meet the Interim Call made against your Partly Paid BHP Billiton Limited Shares, thereby reducing the amount remaining unpaid on each of your Partly Paid BHP Billiton Limited Shares.

BHP Billiton Limited's American Depositary Receipt ("**ADR**") holders who do not wish the Depositary to sell the BHP Steel Shares to which they are entitled under the Scheme must follow the procedure set out in Part 3.6 of this Scheme Booklet.

What is the impact on your holding of BHP Billiton Limited Shares and your interest in BHP Billiton?

The number of BHP Billiton Limited Shares you hold will not change as a result of the Steel Demerger. However, the value of your BHP Billiton Limited Shares may decrease, reflecting the separate value of the BHP Steel Shares. Other general market factors may also affect the value of your BHP Billiton Limited Shares.

In addition, following the issue of bonus BHP Billiton Plc Shares to BHP Billiton Plc Shareholders, there will be a small reduction in your aggregate economic and voting interest in BHP Billiton.

If you are a Partly Paid BHP Billiton Limited Shareholder, the amount remaining unpaid on each of your Partly Paid BHP Billiton Limited Shares will be reduced by the Reduction Amount.

What is the impact on BHP Billiton's dividend payments?	BHP Billiton's final dividend for the year ended 30 June 2002 has been declared and will be paid on 3 July 2002. The BHP Billiton Board believes that the Steel Demerger will not affect the level of BHP Billiton's dividend payments for the year ending 30 June 2003. However, the level of BHP Billiton's dividends following the Steel Demerger has not yet been determined and will be a matter for consideration by the BHP Billiton Board at the relevant time.
Can you sell the BHP Steel Shares to which you are entitled under the Scheme?	You have the option to offer to sell under the Sale Facility some or all of the BHP Steel Shares to which you are entitled under the Scheme prior to the listing of BHP Steel on ASX. You can do this by completing the Sell Form attached to the Instruction Guide accompanying this Scheme Booklet. However, there is no guarantee that any of the BHP Steel Shares you offer to sell will be sold under the Sale Facility. You are not eligible to participate in the Sale Facility if you are a Non Eligible Shareholder. The BHP Steel Shares to which Ineligible Overseas Shareholders are entitled will be automatically sold. You may also sell your BHP Steel Shares on ASX once trading in BHP Steel Shares commences.
Can you apply to buy more BHP Steel Shares?	If you are an Australian or New Zealand resident, you may apply to buy more BHP Steel Shares under the Offer. You can do this by completing the Buy Form attached to the Instruction Guide accompanying this Scheme Booklet. However, there is no guarantee that such application will be successful, either in part or in full. If you are an institutional investor, you may have the opportunity to buy more BHP Steel Shares under the Institutional Offer.
When will BHP Steel Shares commence trading on ASX?	BHP Steel Shares are expected to commence trading on ASX, initially on a conditional and deferred settlement basis, on Monday, 15 July 2002.
What are the taxation implications of the Steel Demerger Proposal for you?	A guide to the general taxation implications of the Capital Reduction and the Scheme are set out in Part 7 of this Scheme Booklet. The description is expressed in general terms and is not intended to provide taxation advice in respect of the particular circumstances of any BHP Billiton Limited Shareholder. You should seek your own specific taxation advice for your individual circumstances.

1.6 SUMMARY OF THE IMPACT OF THE STEEL DEMERGER PROPOSAL ON BHP BILLITON

If implemented, the Steel Demerger will give effect to BHP Billiton's strategy of focusing its business on natural resources.

The Steel Demerger is not expected to have a material impact on BHP Billiton's earnings and gearing. For the six months ended 31 December 2001, BHP Steel made up approximately 3.8% of BHP Billiton's net profit and approximately 10.9% of BHP Billiton's net assets.

BHP Billiton will not retain an ownership interest in BHP Steel following the Steel Demerger unless, contrary to its intention, it is unable to sell its 6% holding of BHP Steel Shares under the Sale Facility. In addition, regardless of whether BHP Billiton retains any BHP Steel Shares following the Steel Demerger, BHP Billiton will not have any representation on the BHP Steel Board. However, a number of contractual arrangements have been or will be entered into between BHP Billiton and BHP Steel. These arrangements deal with the specific ongoing business relationships between BHP Billiton and BHP Steel and are summarised in Part 8.14.1 of this Scheme Booklet. They include a licence agreement under which BHP Steel will be entitled to use the "BHP" trademark and acronym in its company, business and domain names until 30 June 2004, unless terminated earlier. At the end of this two year period, BHP Steel will be required to use a new name.

If BHP Billiton retains any BHP Steel Shares following the completion of the Sale Facility, BHP Billiton will not dispose of any of these BHP Steel Shares for a minimum period of 180 days from the Listing Date other than with the prior approval of the Joint Global Coordinators, or pursuant to a takeover bid or scheme of arrangement under the Corporations Act relating to BHP Steel Shares.

1.7 KEY STEPS TO IMPLEMENT THE STEEL DEMERGER PROPOSAL

The key steps to implement the Steel Demerger Proposal are as follows:

- BHP Billiton Limited Shareholders will vote to approve the Steel Demerger Proposal at the General Meeting and the

Scheme Meetings, all to be held at the Savoy Ballroom, Grand Hyatt, 123 Collins Street, Melbourne, Victoria, Australia on Wednesday, 26 June 2002;

- BHP Billiton Plc Shareholders will vote to approve the Steel Demerger Proposal at the BHP Billiton Plc EGM to be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE, United Kingdom on Wednesday, 26 June 2002; and
- application will be made to the Court to approve the Scheme at a Court hearing expected to be held on Monday, 1 July 2002.

If any of the above approvals are not obtained, the Steel Demerger Proposal, including the Matching Action, will not be implemented.

Further details of these approvals are set out in Parts 3.10 and 3.11 of this Scheme Booklet.

1.8 ACTION TO BE TAKEN BY BHP BILLITON LIMITED SHAREHOLDERS

Vote at the BHP Billiton Limited Meetings
BHP Billiton Limited Shareholders may vote at the BHP Billiton Limited Meetings in person, by attorney, by proxy or, in the case of corporate shareholders, by corporate representative.

BHP Billiton Limited's ADR holders are entitled to provide voting instructions to the Depositary, which will vote the BHP Billiton Limited Shares underlying the American Depositary Shares ("**ADSs**") held by the ADR holders in accordance with those instructions.

Information relating to voting procedures and details of the resolutions to be voted on at the BHP Billiton Limited Meetings are contained in Parts 3.11 and 3.13 of this Scheme Booklet, the notices of meetings included in this Scheme Booklet and the Proxy Form attached to the Instruction Guide accompanying this Scheme Booklet.

Choose whether to keep, sell or buy BHP Steel Shares
Fully Paid BHP Billiton Limited Shareholders should refer to this Scheme Booklet, as well as the Shareholder Prospectus (accompanying this Scheme Booklet in Australia and New Zealand) or the Sale Facility Circular (accompanying this Scheme Booklet in other jurisdictions) to assist them in deciding whether to keep the BHP Steel Shares to which they are entitled under the Scheme or to offer to sell, prior to the listing of BHP Steel on ASX, some or all of these BHP Steel Shares under the Sale Facility. Non Eligible Shareholders are not eligible to offer to sell under the Sale Facility any of the BHP Steel Shares to which they are entitled under the Scheme.

The Shareholder Prospectus also contains information to assist BHP Billiton Limited Shareholders in Australia and New Zealand in deciding whether they wish to apply for additional BHP Steel Shares under the Offer.

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PART 2 ADVANTAGES, DISADVANTAGES AND RISKS OF THE STEEL DEMERGER PROPOSAL AND OTHER RELEVANT CONSIDERATIONS

2.1 INTRODUCTION

2.2 ADVANTAGES OF THE STEEL DEMERGER PROPOSAL

2.3 DISADVANTAGES OF THE STEEL DEMERGER PROPOSAL

2.4 RISKS OF THE STEEL DEMERGER PROPOSAL

2.5 OTHER RELEVANT CONSIDERATIONS

2.1 INTRODUCTION

The BHP Billiton Board believes that the advantages outweigh the disadvantages and risks of the Steel Demerger Proposal. The BHP Billiton Board also believes that the Steel Demerger will enable both BHP Billiton and BHP Steel to more effectively pursue shareholder value maximising initiatives.

BHP Billiton Limited Shareholders should carefully consider the following advantages, disadvantages and risks of the Steel Demerger Proposal and other relevant considerations, as well as the other information contained in this Scheme Booklet (including the risks associated with owning BHP Steel Shares set out in Part 4.4 of this Scheme Booklet), in deciding whether or not to vote in favour of the resolutions required to implement the Steel Demerger Proposal.

2.2 ADVANTAGES OF THE STEEL DEMERGER PROPOSAL

2.2.1 Increased focus on core businesses

The merger of BHP Limited and Billiton Plc in June 2001, and the consequent re-weighting of the combined asset base towards natural resources, confirmed the view of the then BHP Limited board that shareholder value would be maximised and the business performance of BHP Steel better assured through the separate listing of BHP Steel.

As a result of the Steel Demerger, both BHP Billiton and BHP Steel will be able to focus their attention and financial resources on their respective core businesses. In particular, the BHP Steel Board and management will be able to dedicate their attention to pursuing the company's growth strategy, strengthening its customer relationships and further enhancing its operational efficiency.

2.2.2 Dividends from both BHP Billiton and BHP Steel

BHP Billiton's final dividend for the year ended 30 June 2002 has been declared and will be paid on 3 July 2002. The Steel Demerger is not expected to have a material impact on BHP Billiton's earnings and is not expected to affect the level of BHP Billiton's dividend payments for the year ending 30 June 2003. In addition, as a result of the Steel Demerger, BHP Steel Shareholders who retain their BHP Steel Shares will be entitled to dividends paid by BHP Steel. However, the level of BHP Billiton's dividends and BHP Steel's dividends following the Steel Demerger have not yet been determined and will be a matter for consideration by the BHP Billiton Board and the BHP Steel Board respectively at the relevant time. The dividend policy of BHP Steel is set out in Part 5.6 of this Scheme Booklet.

2.2.3 Better alignment of BHP Steel management incentives with performance

The Steel Demerger will allow BHP Steel to align future management incentives more closely with the performance of its underlying business and the price of BHP Steel Shares. Following the Steel Demerger, BHP Steel intends to introduce the employee incentive plan outlined in Part 8.9.2 of this Scheme Booklet.

2.2.4 Greater investor choice

The BHP Billiton Board recognises that, given the lack of business synergies between BHP Steel and BHP Billiton's natural resources businesses, BHP Billiton Limited Shareholders may prefer to manage the diversification of their portfolios themselves rather than invest in a more diversified company with a range of operations with different risks and characteristics.

The creation of BHP Steel will provide BHP Billiton Limited Shareholders and other investors with an opportunity to invest directly in the largest steel company in Australia and New Zealand, a business with leading market positions across its product range in those countries and growth potential through its established operations in Asia. BHP Billiton will continue to provide investors with an opportunity to invest in a leading global natural resources company.

As well as expanding the investment choice available to BHP Billiton Limited Shareholders, the Steel Demerger may attract new investors who seek direct exposure to the specific businesses and industries in which BHP Billiton and BHP Steel operate.

2.2.5 Enhanced investor awareness

Following the Steel Demerger, it will be easier for BHP Billiton Limited Shareholders and other investors to evaluate the individual financial performance, strategies and other characteristics of BHP Steel and BHP Billiton. BHP Steel is expected to be subject to coverage by research analysts with particular expertise in the steel industry. This should increase investor understanding of BHP Steel.

The reduced complexity of BHP Billiton should also improve investor understanding of its businesses and strategy. This transparency is expected to increase the likelihood that both BHP Billiton and BHP Steel will achieve their appropriate market valuation.

2.2.6 Independent financial policies

A global resources group has a different earnings profile and different capital requirements than a steel company. As a result of the Steel Demerger, BHP Steel is expected to have a capital structure and a dividend policy that are more appropriate for its business. The indicated dividend policy of BHP Steel suggests that BHP Steel will pay out a greater proportion of its earnings as dividends than BHP Billiton has in recent years, based on BHP Billiton's most recent dividend. The dividend policies of BHP Billiton and BHP Steel, after the Steel Demerger, will be separate matters for consideration by the BHP Billiton Board and the BHP Steel Board respectively.

2.2.7 Greater financial flexibility for BHP Steel

In recent years, BHP Billiton has imposed capital constraints on its steel business. The steel business has had to compete with other parts of BHP Billiton for funds and resources. This has limited, to some extent, the ability of BHP Steel to pursue strategic growth opportunities. As a separately listed company, BHP Steel is expected to have greater flexibility to pursue acquisitions, joint

ventures and alliances and fund internal growth that might not otherwise have been possible as part of BHP Billiton.

2.2.8 Release of cash to BHP Billiton

BHP Steel will repay to BHP Billiton approximately $565 million of inter-company debt using funds raised from external financiers. In addition, BHP Billiton is expected to receive approximately $124 million to $157 million (based on the Indicative Price Range) from the sale under the Sale Facility of its 6% holding of BHP Steel Shares. The cash which BHP Billiton receives will be applied to general corporate purposes, including the reduction of debt.

2.3 DISADVANTAGES OF THE STEEL DEMERGER PROPOSAL

2.3.1 Steel Demerger transaction costs

Total transaction costs of the Steel Demerger are estimated at $65 million. Of this amount, $31 million has been incurred, or will be committed, to progress the Steel Demerger prior to the date of the BHP Billiton Limited Meetings. Of the total cost, $47 million will be borne by BHP Billiton, primarily relating to the Sale Facility, advisers' fees, legal expenses and the printing and distribution of documents, and $18 million will be borne by BHP Steel, primarily relating to one-off costs associated with establishing BHP Steel as an independent listed company and the raising of its external debt.

2.3.2 Additional costs for BHP Steel

BHP Steel will be an independent company, listed on ASX, which will necessarily involve additional corporate costs, including share registry and company secretariat costs and the cost of having a separate board of directors. BHP Steel will also incur costs associated with certain services and internal management systems that have previously been provided by BHP Billiton, such as accounting, treasury, legal and taxation services. It is expected that these costs will initially be in the order of approximately $15 million per year.

In addition, BHP Steel will no longer have the financial support or credit profile associated with being part of BHP Billiton and is expected to have a higher cost of borrowing. BHP Steel will have total borrowings from external financiers (including minority interests) of approximately $752 million following the Steel Demerger. BHP Steel will also have a trade receivables securitisation program (refer to Part 8.14.3(b) of this Scheme Booklet).

2.3.3 Lower index weighting of BHP Steel than BHP Billiton Limited

Although BHP Steel is expected to be included in most key market indices in Australia, the lower market capitalisation and consequent lower weighting of BHP Steel in those indices (compared with BHP Billiton Limited) may result in lower institutional investor interest in BHP Steel than for BHP Billiton Limited.

However, given the relative size of BHP Steel, the Steel Demerger is unlikely to have a material impact on the weighting of BHP Billiton Limited in the relevant market indices.

2.3.4 No NYSE listing or ADR facility in respect of BHP Steel Shares

BHP Billiton Limited American Depositary Shares ("**ADSs**") represented by American Depositary Receipts ("**ADRs**") are listed on the NYSE. Following implementation of the Steel Demerger Proposal, BHP Billiton Limited ADSs will continue to be quoted on the NYSE. However, BHP Steel does not currently intend to apply to have BHP Steel Shares listed or quoted on any exchange other than ASX. In addition, BHP Steel does not currently intend to establish an ADR facility in respect of BHP Steel Shares. As a result, ADR holders will have fewer trading choices which may result in higher costs and greater inconvenience for US shareholders trading BHP Steel Shares.

BHP Billiton Limited is a reporting company under the US Securities Exchange Act of 1934 ("US Exchange Act") and as such is required to file its annual reports with the US SEC. It is not intended that BHP Steel will be a reporting company under the US Exchange Act. Instead, BHP Steel intends to apply to be included in the list of foreign private issuers that claim exemption from the registration requirements of section 12(g) of the US Exchange Act. If granted, the exemption will require BHP Steel to submit certain information to the US SEC pursuant to Rule 12g3-2(b) under the US Exchange Act.

2.3.5 Partial loss of pre-CGT status

Australian resident BHP Billiton Limited Shareholders who acquired their BHP Billiton Limited Shares prior to 20 September 1985, are currently exempt from CGT on the sale of those BHP Billiton Limited Shares for Australian tax purposes. The BHP Steel Shares transferred to Australian resident BHP Billiton Limited Shareholders will be subject to CGT upon sale. Australian resident BHP Billiton Limited Shareholders with pre-CGT BHP Billiton Limited Shares may be disadvantaged by the Steel Demerger given that a small proportion of the value of their pre-CGT BHP Billiton Limited Shares will be replaced by post-CGT BHP Steel Shares.

However, if the new proposed demerger relief rules apply (see Part 7.2.7 of this Scheme Booklet), the BHP Steel Shares acquired in connection with the pre-CGT BHP Billiton Limited Shares will remain outside the Australian CGT regime.

2.3.6 Dilution of interest of BHP Billiton Limited Shareholders in BHP Billiton

As a result of the Steel Demerger, the aggregate interest held by BHP Billiton Limited Shareholders in BHP Billiton will be marginally reduced with a consequential reduction in their aggregate voting and economic interest. The exact change in interest will depend on the number of bonus BHP Billiton Plc Shares issued to BHP Billiton Plc Shareholders and, as such, will not be known until the value of the BHP Steel Shares distributed to BHP Billiton Limited Shareholders and hence the value of the bonus issue of BHP Billiton Plc Shares to BHP Billiton Plc Shareholders is determined under the Matching Action. The Matching Action is described in Part 3.1 of this Scheme Booklet.

2.4 RISKS OF THE STEEL DEMERGER PROPOSAL

2.4.1 The combined market price for BHP Steel Shares and BHP Billiton Limited Shares following the Steel Demerger may be less than the market price of BHP Billiton Limited Shares before the Steel Demerger

There has not previously been a public market for BHP Steel Shares. Accordingly, there can be no assurance that an active trading market will develop for BHP Steel Shares after the Steel Demerger or that BHP Steel Shares will trade in the public market subsequent to the Listing Date at a particular level.

As a result of a number of factors, including the other risk factors described below, there is a risk that the combined market value of BHP Billiton Limited Shares and BHP Steel Shares after the Steel Demerger will be less than the market value of BHP Billiton Limited Shares before the Steel Demerger.

2.4.2 BHP Steel will be much smaller and less diversified than BHP Billiton

BHP Steel will be a much smaller and less diversified company than BHP Billiton. After the Steel Demerger, a significant adverse event affecting BHP Steel, such as a prolonged period of low global steel prices, a downturn in the Australian construction industry, the loss of a significant customer or an unforeseen liability, will not be capable of being offset by favourable developments in other parts of BHP Billiton. Accordingly, the proportionate impact of an adverse development on the value of a BHP Steel Share can be expected to be more significant than what the impact on the value of a BHP Billiton Limited Share would have been.

2.4.3 After the Steel Demerger, BHP Steel will no longer have access to the financial strength and business relationships of BHP Billiton

Because of the financial strength of BHP Billiton, BHP Steel has been able to access financing at a lower cost than it may be able to in the future. In addition, as a part of BHP Billiton Limited, BHP Steel has been able to benefit from BHP Billiton's business relationships with companies around the world. BHP Steel has drawn on its relationship with BHP Billiton in developing its own relationships and contacts and in negotiating contracts with other parties. After completion of the Steel Demerger, BHP Steel will be an independent company and will no longer have access to the financial strength and business relationships of BHP Billiton.

2.4.4 BHP Billiton may lose BHP Steel as a customer for its products in the future

BHP Steel currently purchases most of its coal, iron ore, manganese and ferro alloy requirements, and receives a large proportion of its transportation services, from BHP Billiton under various arrangements and agreements between BHP Billiton and BHP Steel. The material agreements are described in Part 8.14.1 of this Scheme Booklet. BHP Steel will be an independent company after the Steel Demerger, and may choose not to renew, or to terminate, these supply agreements. It may also choose to purchase some of its requirements from parties other than BHP Billiton. In this event, BHP Billiton could suffer a loss of revenue if it is unable to sell the products or provide the services that were sold or provided to BHP Steel to another party on comparable terms.

2.4.5 BHP Steel may face challenges and incur costs in implementing its change to being an independent company

Prior to the Steel Demerger, BHP Billiton provided BHP Steel with a number of support services, including corporate services such as group accounting, treasury, taxation, superannuation, legal, insurance administration, information management and certain group purchasing services. As part of the Steel Demerger, BHP Steel is replacing these support services with internal capability and with third party contracts and arrangements which are more appropriate for it as an independent business. There is a risk that the performance of these functions will be negatively affected during BHP Steel's period of transition to being an independent company as systems and processes are implemented. BHP Steel will be required to incur new costs to implement these processes and it may take some time to ensure that all processes are operating fully and efficiently. This could have an adverse impact on BHP Steel's financial position.

2.4.6 BHP Billiton will be required to share the "BHP" trademark and acronym with BHP Steel

BHP Steel will be entitled to use the "BHP" trademark and acronym in its company, business and domain names until 30 June 2004, unless terminated earlier, under a licence agreement, which is described in Part 8.14.1 of this Scheme Booklet. At the end of this period, BHP Steel will be required to use a new name. There is a risk that BHP Steel could become involved in controversies or litigation during the term of the licence that may adversely affect the value or reputation of the BHP name and, consequently, the BHP Billiton name. In addition, the fact that BHP Steel and BHP Billiton will share the "BHP" trademark, despite being separate and unrelated companies, may create the risk of disputes over the use of that trademark.

2.4.7 BHP Billiton and BHP Steel may not be able to novate contracts that include guarantees by BHP Billiton

In the past, BHP Steel has entered into contracts with third parties for which BHP Billiton Limited provided a guarantee or in respect of which BHP Billiton is jointly liable. The parties with whom BHP Steel has contracted may not be willing to novate the contracts or release BHP Billiton from its obligations under the contracts or guarantees by the Effective Date or at all. BHP Billiton may therefore not be able to relieve itself of its obligations under these contracts, even though it will no longer have an ownership interest in BHP Steel and will not be able to monitor and control BHP Steel's conduct in performing its obligations under those agreements. BHP Steel has agreed in

the Demerger Deed to indemnify BHP Billiton for any claims made or payments to be made under the contracts or guarantees.

2.5 OTHER RELEVANT CONSIDERATIONS

2.5.1 Financial impact on BHP Billiton

Various credit rating agencies issue long-term and short-term credit ratings for BHP Billiton. While these credit ratings may change from time to time, BHP Billiton does not anticipate that they will change as a result of the Steel Demerger.

2.5.2 Taxation implications for BHP Billiton Limited Shareholders

The return of capital by BHP Billiton Limited from its share capital account to Australian resident BHP Billiton Limited Shareholders should not be treated (in whole or part) as a dividend for Australian taxation purposes.

US holders of BHP Billiton Limited Shares should be aware that if the sum of (a) the 6% of BHP Steel Shares offered for sale by BHP Billiton Limited under the Sale Facility plus (b) the other BHP Steel Shares sold under the Sale Facility (including the BHP Steel Shares attributable to Ineligible Overseas Shareholders), represent more than 20% of the total number of BHP Steel Shares on issue, a US holder of BHP Billiton Limited Shares generally will be treated as receiving a taxable distribution equal to the US dollar value of the BHP Steel Shares distributed on their BHP Billiton Limited Shares.

The Capital Reduction may also be taxable for BHP Billiton Limited Shareholders in the United Kingdom, New Zealand and other jurisdictions.

A more detailed discussion of the taxation consequences of the Steel Demerger is contained in Part 7 of this Scheme Booklet.

2.5.3 Independent expert's opinion

The BHP Billiton Board has commissioned an independent expert, Ernst & Young Corporate Finance, to prepare a report stating whether, in its opinion, the Steel Demerger Proposal (including the Matching Action) is in the best interests of BHP Billiton Limited Shareholders. Ernst & Young Corporate Finance has also been requested to give its opinion as to whether the Steel Demerger Proposal is materially prejudicial to BHP Billiton's creditors.

The report concludes that the Steel Demerger Proposal (including the Matching Action) is in the best interests of both Fully Paid BHP Billiton Limited Shareholders and Partly Paid BHP Billiton Limited Shareholders. The report also concludes that the Steel Demerger Proposal does not materially prejudice the interests of BHP Billiton's creditors. The full report is set out as Annexure D to this Scheme Booklet.

2.5.4 Alternatives to the Steel Demerger Proposal

The BHP Billiton Board believes that the Steel Demerger will deliver greater value to BHP Billiton Shareholders than the two alternatives considered for the divestment of BHP Steel - a trade sale and an initial public offering for 100% of BHP Steel Shares.

In the context of a trade sale, BHP Billiton believes that there would currently be few, if any, buyers (or combination of buyers) with the financial capacity and/or strategic motivation to acquire all of BHP Steel on acceptable terms.

Taking into account current equity market conditions and the current economic and steel industry climate, BHP Billiton believes than an initial public offering of 100% of BHP Steel would not provide an outcome acceptable to BHP Billiton Shareholders due to the possibility that BHP Steel Shares would need to be offered at a significant discount to their fair value.

The BHP Billiton Board has concluded that the Steel Demerger Proposal offers BHP Billiton Limited Shareholders the opportunity to directly participate in the possible earnings improvement in BHP Steel as market conditions improve, and is more likely to enhance shareholder value than other divestment alternatives.

2.5.5 Implications if the Steel Demerger does not proceed

If BHP Billiton Limited Shareholders or BHP Billiton Plc Shareholders do not approve the Steel Demerger Proposal or the Court does not approve the Scheme, the Steel Demerger will not proceed. In that event:

- the Capital Reduction will not proceed;
- Fully Paid BHP Billiton Limited Shareholders will not receive BHP Steel Shares (or, in the case of Selling Shareholders and Ineligible Overseas Shareholders, the proceeds from the sale of BHP Steel Shares);
- the Interim Call will not be made and Partly Paid BHP Billiton Limited Shareholders will not have the amount unpaid on their Partly Paid BHP Billiton Limited Shares reduced;
- BHP Billiton Plc Shareholders will not receive a bonus issue of BHP Billiton Plc Shares by way of the Matching Action;
- BHP Billiton will continue to own and manage the BHP Steel businesses;
- the advantages of the Steel Demerger, as outlined in this Part and which the BHP Billiton Board believes will promote increased value for BHP Billiton Shareholders, may not be otherwise realised, potentially having an adverse impact on both the BHP Billiton and the BHP Steel businesses. On the other hand, the disadvantages of the Steel Demerger identified by the BHP Billiton Board may not otherwise arise; and
- the BHP Billiton Board and management will consider alternatives for divestment of the BHP Steel businesses. It is the BHP Billiton Board's opinion that these alternative proposals will not deliver as much value to BHP Billiton Shareholders as the Steel Demerger Proposal.

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PART 3 DETAILS OF THE STEEL DEMERGER PROPOSAL

3.1 ELEMENTS OF THE STEEL DEMERGER PROPOSAL

3.2 SALE FACILITY

3.3 OFFER

3.4 INELIGIBLE OVERSEAS SHAREHOLDERS

3.5 PARTLY PAID BHP BILLITON LIMITED SHAREHOLDERS

3.6 BHP BILLITON LIMITED'S ADR HOLDERS

3.7 BHP BILLITON LIMITED'S OPTIONHOLDERS

3.8 PERFORMANCE RIGHTS

3.9 BHP BILLITON'S CREDITORS

3.10 BHP BILLITON PLC EGM

3.11 BHP BILLITON LIMITED MEETINGS

3.12 STEPS INVOLVED IN IMPLEMENTATION OF THE STEEL DEMERGER AND TIMETABLE

3.13 ACTION TO BE TAKEN BY BHP BILLITON LIMITED SHAREHOLDERS

3.14 SEPARATION MATTERS

3.1 ELEMENTS OF THE STEEL DEMERGER PROPOSAL

The Steel Demerger Proposal involves the following elements:

Capital Reduction and the Scheme

If the Steel Demerger Proposal is approved by BHP Billiton Limited Shareholders and BHP Billiton Plc Shareholders and the Scheme is approved by the Court, then on the Legal Separation Date:

- the share capital of BHP Billiton Limited will be reduced by $0.69 for each BHP Billiton Limited Share on issue at the Close of Registers;
- each Fully Paid BHP Billiton Limited Shareholder registered on the BHP Billiton Share Register at the Close of Registers will be entitled to receive one BHP Steel Share for every five BHP Billiton Limited Shares they hold (subject to rounding for fractional entitlements discussed below), except for Ineligible Overseas Shareholders who will have the BHP Steel Shares to which they are entitled sold and the proceeds of sale remitted to them; and
- each Partly Paid BHP Billiton Limited Shareholder registered on the BHP Billiton Share Register at the Close of Registers will have the Reduction Amount applied to meet the Interim Call made on their Partly Paid BHP Billiton Limited Shares. Partly Paid BHP Billiton Limited Shareholders will not receive BHP Steel Shares under the Scheme.

Fully Paid BHP Billiton Limited Shareholders who are entitled to receive BHP Steel Shares under the Scheme are not required to pay any money for these BHP Steel Shares because their entitlement to the amount of the Capital Reduction will be applied against the transfer of these BHP Steel Shares.

The BHP Steel Shares to which Fully Paid BHP Billiton Limited Shareholders are entitled under the Scheme (including those of Selling Shareholders and Ineligible Overseas Shareholders) will represent 94% of the total number of BHP Steel Shares on issue.

Fractional entitlements for a BHP Billiton Limited Shareholder will be:

- rounded up (to the nearest whole BHP Steel Share), if that fractional entitlement would be one-half or greater of a BHP Steel Share, or if the BHP Billiton Limited Shareholder holds only one or two BHP Billiton Limited Shares; or
- in any other cases, rounded down (and no BHP Steel Share will be transferred by BHP Billiton Limited in respect of that fractional entitlement).

Under the terms of the Scheme, BHP Billiton Limited has the right to aggregate the holdings of BHP Billiton Limited Shareholders and their associates in circumstances where BHP Billiton Limited is of the opinion that BHP Billiton Limited Shareholders have split or divided their holdings of BHP Billiton Limited Shares so as to create fractional entitlements and to thereby increase their entitlement to BHP Steel Shares under the terms of the Scheme.

Matching Action

In order to ensure equality in the economic treatment of BHP Billiton Plc Shareholders and BHP Billiton Limited Shareholders, BHP Billiton Plc Shareholders will receive an adjustment to reflect the value of BHP Steel Shares distributed to BHP Billiton Limited Shareholders. The BHP Billiton Board has determined that this adjustment will take the form of an issue of bonus BHP Billiton Plc Shares. It is expected that the bonus issue will be made on Monday, 22 July 2002.

BHP Billiton Plc Shares will not trade ex the entitlement to the bonus issue until Monday, 22 July 2002. Accordingly, the formula below adjusts the actual BHP Billiton Plc Share price to calculate a theoretical ex bonus price.

The total number of BHP Billiton Plc Shares to be issued to BHP Billiton Plc Shareholders will be determined by reference to the price of BHP Steel Shares (as measured by the volume weighted average price ("**VWAP**") of BHP Steel Shares sold under the Sale Facility and BHP Steel Shares traded on ASX during the first five trading days) and the price of BHP Billiton Plc Shares (as measured by the VWAP of BHP Billiton Plc Shares traded on the LSE (adjusted to give a theoretical ex bonus price) during the same five day trading period used to calculate the VWAP of BHP Steel Shares).

The total number of bonus BHP Billiton Plc Shares to be issued will be determined by the following formula:

$$A = \frac{(B \times C) \times (D / E)}{F - (B \times C / E)}$$

where:

A = number of bonus BHP Billiton Plc Shares to be issued;

B = VWAP of BHP Steel Shares sold under the Sale Facility and BHP Steel Shares traded on ASX during the first five trading days;

C = number of BHP Steel Shares to which BHP Billiton Limited Shareholders are entitled under the Scheme, including any BHP Steel Shares sold on behalf of Ineligible Overseas Shareholders*;

D = number of BHP Billiton Plc Shares on issue on the BHP Billiton Plc record date (expected to be Friday, 19 July 2002);

E = number of BHP Billiton Limited Shares on issue on the Record Date; and

F = VWAP of BHP Billiton Plc Shares traded on the LSE over the same five day trading period used to calculate the VWAP of BHP Steel Shares.

** This number does not include the BHP Steel Shares to be sold by BHP Billiton Limited as they are not being distributed to BHP Billiton Limited Shareholders. The proceeds from the sale of these BHP Steel Shares will benefit BHP Billiton and, as a consequence, all BHP Billiton Shareholders.*

The mid Australian dollar/British pound exchange rate at 4.00 pm (London time) provided by WMR (London Fixing Page) will be used to convert on a daily basis the VWAP of BHP Steel Shares from Australian dollars into British pounds.

For illustrative purposes, based on the mid-point of the Indicative Price Range and using a BHP Billiton Plc Share price of £3.66 (being the closing price of £3.88 on 8 May 2002, adjusted to give a theoretical ex bonus price), and the Australian dollar/British pound exchange rate of 0.3712 as at 9 May 2002, approximately 139 million new BHP Billiton Plc Shares would be issued. This equates to 2.3% of the aggregate number of ordinary shares on issue by BHP Billiton, or approximately a one for 16.72 bonus issue of BHP Billiton Plc Shares. The actual number of BHP Billiton Plc Shares to be issued will depend on the actual value of BHP Steel and BHP Billiton Plc as set out above and may be higher or lower than this indicative figure.

3.2 SALE FACILITY

The Sale Facility is being offered to eligible Fully Paid BHP Billiton Limited Shareholders who wish to offer to sell, prior to the listing of BHP Steel on ASX, some or all of the BHP Steel Shares to which they are entitled under the Scheme. The BHP Steel Shares attributable to Ineligible Overseas Shareholders will be offered for sale under the Sale Facility. BHP Billiton Limited will also offer to sell under the Sale Facility its 6% holding of BHP Steel Shares to ensure a minimum supply of BHP Steel Shares under the Offer.

Fully Paid BHP Billiton Limited Shareholders who are not permitted under applicable laws or regulations of certain countries to sell under the Sale Facility the BHP Steel Shares to which they are entitled under the Scheme, are not eligible to participate in the Sale Facility.

BHP Steel Shares will be sold under the Sale Facility at the Final Price determined following the close of the Bookbuild under the Institutional Offer. An Indicative Price Range of $2.60 to $3.30 per BHP Steel Share has been determined by BHP Billiton Limited after consultation with the Joint Global Coordinators, and is based partly on preliminary indications from potential investors which may bid for BHP Steel Shares under the Bookbuild. The Final Price will be determined by BHP Billiton Limited after consultation with the Joint Global Coordinators and may be set above, within or below the Indicative Price Range. Further details in relation to how the Final Price will be determined are set out in the Shareholder Prospectus and the Sale Facility Circular.

BHP Billiton retains the right not to proceed with the Sale Facility, or to proceed with the Sale Facility but not sell all of the BHP Steel Shares available for sale. If the Steel Demerger Proposal is implemented but the Sale Facility does not proceed for any reason, all Fully Paid BHP Billiton Limited Shareholders will receive the BHP Steel Shares to which they are entitled under the Scheme. The BHP Steel Shares attributable to Ineligible Overseas Shareholders will be sold on ASX on or after the Listing Date and the proceeds of sale (after deduction of Transaction Costs) will be remitted to those Ineligible Overseas Shareholders.

If the Sale Facility does proceed, BHP Billiton will first sell under the Sale Facility all of the 6% of BHP Steel Shares held by it on its own behalf. It then intends to sell all of the BHP Steel Shares attributable to Ineligible Overseas Shareholders and finally, the BHP Steel Shares attributable to other Selling Shareholders. BHP Billiton reserves the right not to sell some or all of the BHP Steel Shares offered for sale under the Sale Facility, even if there are available offers to purchase at the Final Price. After BHP Billiton has sold all of the BHP Steel Shares held by it on its own behalf, the final order of selling and the number of BHP Steel Shares sold on behalf of each Selling Shareholder and Ineligible Overseas Shareholder will be determined by BHP Billiton after consultation with the Joint Global Coordinators. If the Sale Facility does proceed, but some or all of the BHP Steel Shares of a Selling Shareholder are not sold under the Sale Facility, the Selling Shareholder will receive the remaining BHP Steel Shares to which they are entitled under the Scheme.

Eligible Fully Paid BHP Billiton Limited Shareholders wishing to offer to sell under the Sale Facility the BHP Steel Shares to which they are entitled under the Scheme will need to complete the Sell Form attached to the Instruction Guide accompanying this Scheme Booklet. In addition, Selling Shareholders that are entitled to 125,000 or more BHP Steel Shares under the Scheme may choose to participate in the Sale Facility as Institutional Selling Shareholders. Institutional Selling Shareholders will be able to elect to offer to sell at specified prices some or all of the BHP Steel Shares to which they are entitled under the Scheme. If the Final Price is below the specified price, these BHP Steel Shares will not be sold. Institutional Selling Shareholders can obtain further details relating to the institutional sale process by contacting either of the Joint Global Coordinators.

Further details regarding the Sale Facility are set out in Annexure E to this Scheme Booklet and in the Shareholder Prospectus (accompanying this Scheme Booklet in Australia and New Zealand) or, for BHP Billiton Limited Shareholders resident in other jurisdictions, the Sale Facility Circular. If, after reading the Instruction Guide and the Shareholder Prospectus or the Sale Facility Circular, you have any questions about the Sale Facility, including how to complete the Sell Form, you should call the BHP Billiton Share Department on 1300 655 140 (within Australia only) or (61 3) 9609 3333 (International) weekdays between 9.00 am and 5.00 pm (Melbourne time). Alternatively, you may send an email to share.department@bhpbilliton.com.

The BHP Billiton Board makes no recommendation as to whether a BHP Billiton Limited Shareholder should or should not use the Sale Facility.

3.3 OFFER

The BHP Steel Shares to be sold under the Sale Facility will form the pool of BHP Steel Shares available for sale under the Offer.

It is intended that the Offer will consist of a minimum of 54 million BHP Steel Shares, being the BHP Steel Shares to be offered for sale by BHP Billiton Limited and the estimated number of BHP Steel Shares to be offered for sale on behalf of Ineligible Overseas Shareholders.

The Offer will be structured in two parts:

- the Retail Offer - to retail investors resident in Australia and New Zealand, including BHP Billiton Limited Shareholders resident in Australia and New Zealand; and
- the Institutional Offer - to Australian institutional investors and participating member organisations of ASX and, to the extent permitted by applicable law, international institutional investors.

Applicants under the Retail Offer will be required to apply for an Australian dollar amount of BHP Steel Shares. The minimum application under the Retail Offer will be $1,000 per application for BHP Billiton Limited Shareholders applying under the Shareholder Prospectus and $3,000 per application for other retail investors, and then in multiples of $100 for all applicants.

The price ultimately paid by successful applicants under the Retail Offer and the Institutional Offer will be the Final Price determined by BHP Billiton Limited after consultation with the Joint Global Coordinators following the close of the Bookbuild under the Institutional Offer. An Indicative Price Range of $2.60 to $3.30 per BHP Steel Share has been determined by BHP Billiton Limited after consultation with the Joint Global Coordinators, and is based partly on preliminary indications from potential investors which may bid for BHP Steel Shares under the Bookbuild. The Final Price may be set above, within or below the Indicative Price Range.

The number of BHP Steel Shares transferred to each successful applicant under the Retail Offer will equal the Australian dollar amount of their application (less any scaling back), divided by the Final Price and rounded down to the nearest whole BHP Steel Share. If applications are not scaled back, successful applicants will not receive a refund for any such rounding down and such amount will be donated to a registered charity selected by BHP Billiton Limited. No brokerage or other taxes or charges will be payable in respect of the BHP Steel Shares transferred to successful applicants under the Offer.

The Final Price is expected to be announced on Monday, 15 July 2002.

The Offer is conditional on the Steel Demerger Proposal being implemented. Should the Steel Demerger Proposal be rejected at the BHP Billiton Limited Meetings or at the BHP Billiton Plc EGM, or should the Scheme not be approved by the Court, the Offer will not proceed. Further, the Offer and the Sale Facility will only proceed if market conditions are appropriate.

Eligible BHP Billiton Limited Shareholders resident in Australia or New Zealand (other than institutional investors and participating member organisations of ASX) wishing to participate in the Offer will need to complete the Buy Form attached to the Instruction Guide accompanying this Scheme Booklet.

Further details regarding the Offer (including details in relation to how the Final Price will be determined) are set out in the Shareholder Prospectus (accompanying this Scheme Booklet in Australia and New Zealand). If, after reading the Instruction Guide and the Shareholder Prospectus, BHP Billiton Limited Shareholders resident in Australia or New Zealand have any questions about the Offer, including how to complete the Buy Form, they should call the BHP Billiton Share Department on 1300 655 140 (within Australia only) or (61 3) 9609 3333 (International) weekdays between 9.00 am and 5.00 pm (Melbourne time). Alternatively, they may send an email to share.department@bhpbilliton.com.

BHP Steel Shares have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered, sold or resold in, or to persons in, the US except in accordance with an available exemption from registration.

US persons are not eligible to participate in the Offer, except for a limited number of qualified institutional buyers, as defined in Rule 144A under the US Securities Act of 1933 as amended ("**QIBs**"), who may be eligible to participate in the Institutional Offer. Any sale to QIBs who are US persons will only be made pursuant to an offering memorandum issued in connection with the Institutional Offer. This Scheme Booklet does not constitute an offer to sell securities to any US person.

The BHP Billiton Board makes no recommendation as to whether a BHP Billiton Limited Shareholder should participate in the Offer.

3.4 INELIGIBLE OVERSEAS SHAREHOLDERS

Ineligible Overseas Shareholders are those BHP Billiton Limited Shareholders whose registered address on the BHP Billiton Share Register at the Close of Registers is in any jurisdiction other than:

- Australia, New Zealand, the United Kingdom and the Channel Islands, the US, Singapore, Hong Kong or Canada. BHP Billiton Limited Shareholders whose registered addresses on the BHP Billiton Share Register are located in each of these jurisdictions hold an aggregate of at least 600,000 BHP Billiton Limited Shares as at 29 April 2002 and the transfer of BHP Steel Shares to BHP Billiton Limited Shareholders whose registered addresses are located in these jurisdictions is not prohibited (or is permitted after compliance with conditions that BHP Billiton Limited regards as not unduly onerous or impractical); or
- a jurisdiction in which BHP Billiton Limited reasonably believes that it is not prohibited or unduly onerous or impractical to implement the Scheme and to transfer BHP Steel Shares to those BHP Billiton Limited Shareholders. It is expected that BHP Billiton Limited will only make such a determination in respect of some BHP Billiton Limited Shareholders that are overseas institutions. Any such BHP Billiton Limited Shareholders will be notified directly if BHP Billiton determines that they are not Ineligible Overseas Shareholders.

Ineligible Overseas Shareholders will participate in the Capital Reduction on the same basis as all other BHP Billiton Limited

Shareholders. However, Ineligible Overseas Shareholders will not receive the BHP Steel Shares to which they are entitled under the Scheme but will have those BHP Steel Shares sold under the Sale Facility and the proceeds of sale will be remitted to them.

If the Sale Facility does not proceed for any reason, or the Sale Facility does proceed but the BHP Steel Shares attributable to Ineligible Overseas Shareholders are not sold for any reason, the BHP Steel Shares attributable to Ineligible Overseas Shareholders will be sold on ASX on or after the Listing Date and the proceeds of sale (after deduction of Transaction Costs) will be remitted to those Ineligible Overseas Shareholders.

The receipt by Ineligible Overseas Shareholders of the proceeds of sale by cheque will be in full satisfaction of the rights of Ineligible Overseas Shareholders under the Scheme. Cheques will be dispatched to Ineligible Overseas Shareholders at their risk. In the case of joint Ineligible Overseas Shareholders, the cheque will be dispatched to the registered address of the joint Ineligible Overseas Shareholder named first in the BHP Billiton Share Register. Cheques will be denominated in Australian currency or, if BHP Billiton Limited so decides, in the currency of the jurisdiction in which the Ineligible Overseas Shareholder's registered address is located.

3.5 PARTLY PAID BHP BILLITON LIMITED SHAREHOLDERS

As at 29 April 2002, BHP Billiton Limited had on issue approximately 3,033,500 Partly Paid BHP Billiton Limited Shares held by 18 Partly Paid BHP Billiton Limited Shareholders.

Under the terms of issue of Partly Paid BHP Billiton Limited Shares, BHP Billiton Limited may make an interim call in respect of all amounts of capital returned to BHP Billiton Limited Shareholders by way of an equal reduction of capital and require Partly Paid BHP Billiton Limited Shareholders to apply these amounts in satisfaction of any such interim calls. It is intended that BHP Billiton Limited will make the Interim Call if the Scheme becomes effective. This means that the Reduction Amount in respect of each Partly Paid BHP Billiton Limited Share will be applied to meet the Interim Call made by BHP Billiton Limited against each Partly Paid BHP Billiton Limited Share.

As the effect of the Scheme is different for Partly Paid BHP Billiton Limited Shareholders (as compared to Fully Paid BHP Billiton Limited Shareholders), they will vote as a separate class with their own Scheme Meeting, as part of the Scheme.

3.6 BHP BILLITON LIMITED'S ADR HOLDERS

As at 29 April 2002, BHP Billiton Limited had on issue approximately 69 million BHP Billiton Limited Shares underlying approximately 34.5 million American Depositary Shares ("**ADSs**") which are represented by American Depositary Receipts ("**ADRs**"). ADR holders are entitled under the amended and restated ADR deposit agreement dated 24 May 1991 between BHP Billiton Limited and JPMorgan Chase Bank, as Depositary, to vote on the Steel Demerger Proposal and to participate in the Capital Reduction and the Scheme. These voting rights and rights of participation are exercised by the Depositary (which is the record owner of the BHP Billiton Limited Shares) on behalf of ADR holders who are the beneficial holders of the BHP Billiton Limited Shares.

The BHP Steel Shares will be issued in book-entry form on ASX's CHESS system. Prior to the deadline to be established by the Depositary, ADR holders who wish to receive the BHP Steel Shares to which they are entitled under the Scheme must notify the Depositary of an account at any entity that is a participant in CHESS (directly or indirectly), to which those BHP Steel Shares are to be allocated. If an ADR holder does not have an account directly or through its broker, the ADR holder may contact a CHESS participant to open an account. The Depositary will separately advise ADR holders of the deadline and instructions for providing account details to the Depositary.

If the Depositary does not receive proper account details for the allocation of the BHP Steel Shares to an ADR holder or the Depositary is unable to deliver the BHP Steel Shares in accordance with such details for any reason by the deadline established by the Depositary, the BHP Steel Shares attributable to that ADR holder may be sold by the Depositary at its discretion either under the Sale Facility or on ASX on or after the Listing Date and the proceeds of sale (after deduction of Transaction Costs if sold on ASX on or after the Listing Date) will be remitted to that ADR holder.

For more information regarding disadvantages specific to ADR holders, see Part 2.3.4 of this Scheme Booklet.

3.7 BHP BILLITON LIMITED'S OPTIONHOLDERS

As at 29 April 2002, BHP Billiton Limited had granted 41,698,002 options under its Employee Share Plan. These Employee Share Plan options were granted either for no or nominal consideration and are generally exercisable at the market price of BHP Billiton Limited Shares at the date of grant of the options.

Generally, the exercise of an Employee Share Plan option entitles the holder to one BHP Billiton Limited Share. However, for options issued prior to the creation of the DLC between BHP Limited and Billiton Plc, an adjustment has been made to the number of BHP Billiton Limited Shares which are issued upon exercise to reflect the effect of the bonus issue undertaken in July 2001 in relation to the DLC.

The exercise of an Employee Share Plan option issued since 1999 is subject to meeting certain performance criteria, except in some circumstances of termination of employment (where the optionholder may exercise a proportion or all of the options without reference to performance criteria) or where the ASX waiver applies (which makes options granted to employees who cease to be employed or become redundant as a result of the creation of the DLC exercisable). This waiver has been extended to allow options granted to employees who cease to be employed by BHP Billiton Limited (or its subsidiaries) as a result of the Steel Demerger to be exercisable (see Part 8.10 of this Scheme Booklet).

Under the rules of the Employee Share Plan and the Listing Rules, the exercise price of each Employee Share Plan option issued since the creation of the DLC will automatically be reduced by the Reduction Amount. For those options issued prior to the creation of the DLC, the exercise price will be automatically reduced by an amount equal to the factor for the bonus issue (2.0651) multiplied by the Reduction Amount.

Holders of Employee Share Plan options will not receive a capital return in respect of those options, nor will they receive any BHP Steel Shares unless those options have been exercised before the Record Date. Holders of Employee Share Plan options will not be entitled to vote on the resolutions required to implement the Steel Demerger Proposal.

3.8 PERFORMANCE RIGHTS

Under its Performance Share Plan, performance rights are granted to executive officers of BHP Billiton Limited requiring the trustee of a special purpose trust to acquire BHP Billiton Limited Shares on behalf of the executive officer upon the fulfilment of prescribed performance hurdles or the completion of a service condition. The trustee acquires BHP Billiton Limited Shares either by buying on ASX or by subscription with funds provided by BHP Billiton Limited. Subject to the satisfaction of performance or service conditions, 7,363,827 performance rights to a total of 9,895,848 BHP Billiton Limited Shares were outstanding under the terms of the Performance Share Plan as at 29 April 2002. As is the case with the optionholders, performance rights issued prior to the creation of the DLC have been adjusted so that, upon exercise, the number of BHP Billiton Limited Shares that are provided reflects the effect of the bonus issue undertaken in July 2001 and, where appropriate, the capital reduction undertaken upon the demerger of OneSteel in October 2000.

The terms of the Performance Share Plan give the BHP Billiton Board the discretion to adjust the number of performance rights or the number of BHP Billiton Limited Shares to be acquired on exercise of those performance rights to take into account any reconstruction of capital such as the Capital Reduction. The BHP Billiton Board has determined that the number of BHP Billiton Limited Shares which will result from the exercise of performance rights which have not been exercised by the Close of Registers will be increased to reflect the effect of the Capital Reduction. This adjustment will be calculated by reference to the Reduction Amount and the VWAP of BHP Billiton Limited Shares during the first five trading days after the date on which BHP Billiton Limited Shares are quoted ex Capital Reduction. For those performance rights issued prior to the creation of the DLC, this adjustment will be applied to the factor for the bonus issue plus, where appropriate, the factor for the capital reduction for the demerger of OneSteel.

The unexercised performance rights will not participate in either the Capital Reduction or the Scheme and the holders of unexercised performance rights will not be entitled to vote on the resolutions required to implement the Steel Demerger Proposal.

ASX has granted certain waivers in respect of the operation of the Performance Share Plan for employees who cease to be employed by BHP Billiton Limited (or its subsidiaries) as a result of the Steel Demerger (see Part 8.10 of this Scheme Booklet).

3.9 BHP BILLITON'S CREDITORS

In the opinion of the BHP Billiton Directors, the Steel Demerger Proposal will not, if implemented, have a material adverse impact on the interests of BHP Billiton's creditors. No material additional liability will be incurred by BHP Billiton, other than that which may arise under the contracts between BHP Billiton and BHP Steel (see Part 8.14.1 of this Scheme Booklet).

Further, apart from the Capital Reduction, there will be no other outflow of funds or property from BHP Billiton under, or by reason of, the Steel Demerger Proposal, other than the transaction costs incurred in connection with the implementation of the Steel Demerger Proposal disclosed in Part 2.3.1 of this Scheme Booklet, and as otherwise disclosed in this Scheme Booklet. BHP Billiton will on completion of the Steel Demerger receive an amount of approximately $565 million from BHP Steel on account of repayment of inter-company debt owed by BHP Steel to BHP Billiton (see Part 3.14.2 of this Scheme Booklet). In addition, BHP Billiton is expected to receive approximately $124 million to $157 million (based on the Indicative Price Range) from the sale of its 6% holding of BHP Steel Shares under the Sale Facility.

Ernst & Young Corporate Finance has been requested to provide its opinion as to whether, inter alia, the Steel Demerger Proposal is materially prejudicial to BHP Billiton's creditors. The report provided by Ernst & Young Corporate Finance concludes that the Steel Demerger Proposal (including the Matching Action) does not materially prejudice the interests of BHP Billiton's creditors. The full report is set out as Annexure D to this Scheme Booklet.

3.10 BHP BILLITON PLC EGM

As foreshadowed at the time of the DLC merger, the BHP Billiton Directors have determined that BHP Billiton Plc Shareholders should be asked to approve the Steel Demerger Proposal separately. Accordingly, there will be a BHP Billiton Plc EGM to consider and, if thought fit, to approve the Steel Demerger Resolution.

To pass the Steel Demerger Resolution, a majority of votes cast by the BHP Billiton Plc Shareholders voting at the BHP Billiton Plc EGM, whether in person, by attorney, by proxy or, in the case of corporate shareholders, by corporate representative, is required.

3.11 BHP BILLITON LIMITED MEETINGS

3.11.1 General Meeting

The BHP Billiton Board has convened a General Meeting to consider and, if thought fit, approve the Capital Reduction Resolution and the Bonus Issue Resolution. The terms of the Capital Reduction Resolution and the Bonus Issue Resolution are set out in the notice convening the General Meeting set out on pages 128 to 131 of this Scheme Booklet. Both the Capital Reduction and the Matching Action are conditional on the Scheme becoming effective.

Each BHP Billiton Limited Shareholder who is registered on the BHP Billiton Share Register at 8.00 am on Tuesday, 25 June 2002 is entitled, in person, by attorney, by proxy or, in the case of corporate shareholders, by corporate representative, to attend the General Meeting and vote on the Capital Reduction Resolution and the Bonus Issue Resolution.

To pass the Capital Reduction Resolution and the Bonus Issue Resolution, a majority of votes cast by the BHP Billiton Limited Shareholders present and voting at the General Meeting, whether in person, by attorney, by proxy or, in the case of corporate shareholders, by corporate representative, is required.

3.11.2 Scheme Meetings

On 10 May 2002, the Court ordered a meeting of all Fully Paid BHP Billiton Limited Shareholders and a meeting of all Partly Paid BHP Billiton Limited Shareholders to be convened to consider and, if thought fit, approve the Scheme, with or without amendment or modification. The notices convening the Scheme Meetings are set out on pages 129 to 139 of this Scheme Booklet and the terms of the Scheme are contained in Part 9 of this Scheme Booklet.

The order of the Court convening the Scheme Meetings is not, and should not be treated as, an expression of opinion by the Court on the Scheme or any other element of the Steel Demerger Proposal.

The Court order provides that:

- each Fully Paid BHP Billiton Limited Shareholder who is registered on the BHP Billiton Share Register as the holder of a Fully Paid BHP Billiton Limited Share at 8.00 am on Tuesday, 25 June 2002 is entitled to attend and vote, in person, by attorney, by proxy or, in the case of corporate shareholders, by corporate representative, at the Scheme Meeting for Fully Paid BHP Billiton Limited Shareholders; and
- each Partly Paid BHP Billiton Limited Shareholder who is registered on the BHP Billiton Share Register as the holder of a Partly Paid BHP Billiton Limited Share at 8.00 am on Tuesday, 25 June 2002 is entitled to attend and vote, in person, by attorney, by proxy or, in the case of corporate shareholders, by corporate representative, at the Scheme Meeting for Partly Paid BHP Billiton Limited Shareholders.

The Scheme requires the approval of a majority in number of BHP Billiton Limited Shareholders present and voting at each Scheme Meeting, in person, by attorney, by proxy or, in the case of corporate shareholders, by corporate representative, and at least 75% of the votes cast on the resolution at each Scheme Meeting to approve the Scheme.

Voting at each Scheme Meeting will be by poll.

3.11.3 Consequence of approvals

The Scheme will be binding on all BHP Billiton Limited Shareholders (including those who voted against the resolutions required to implement the Steel Demerger Proposal) and on BHP Billiton Limited if, and only if:

- the Capital Reduction Resolution and the Bonus Issue Resolution are approved at the General Meeting;
- the resolution to approve the Scheme is approved at each Scheme Meeting;
- the Steel Demerger Resolution is approved at the BHP Billiton Plc EGM;
- the Scheme is approved (with or without modification) by order of the Court;
- ASX grants approval for the admission of BHP Steel to the ASX official list and for official quotation of BHP Steel Shares on ASX, subject only to the Scheme becoming effective and such other conditions acceptable to the BHP Billiton Board; and
- an office copy of the Court order approving the Scheme is lodged with ASIC.

3.12 STEPS INVOLVED IN IMPLEMENTATION OF THE STEEL DEMERGER AND TIMETABLE

3.12.1 Effective Date

The Effective Date of the Scheme, and for the purposes of the Steel Demerger Proposal, is the date on which the office copy of the Court order approving the Scheme pursuant to section 411(4)(b) of the Corporations Act is lodged with ASIC. The Effective Date is anticipated to be 1 July 2002.

3.12.2 Notice to ASX and other stock exchanges on which BHP Billiton is listed

Upon the Scheme becoming effective, BHP Billiton will give notice of that fact to ASX, the LSE and to other stock exchanges on which BHP Billiton is listed.

3.12.3 Determination of BHP Billiton Limited Shareholders participating in the Scheme

Each BHP Billiton Limited Shareholder registered on the BHP Billiton Share Register at the Close of Registers is entitled to participate in the Capital Reduction and the Scheme. Each Fully Paid BHP Billiton Limited Shareholder will receive a transfer of one BHP Steel Share for every five BHP Billiton Limited Shares held at the Close of Registers, except Selling Shareholders and Ineligible Overseas Shareholders who will receive the proceeds from the sale of the BHP Steel Shares to which they are entitled. Each Partly Paid BHP Billiton Limited Shareholder will have the Reduction Amount applied to meet the Interim Call.

For the purpose of establishing who are BHP Billiton Limited Shareholders registered on the BHP Billiton Share Register at the Close of Registers and their respective entitlements, dealings in BHP Billiton Limited Shares will be recognised by BHP Billiton Limited provided that:

- in the case of dealings of a type to be effected on CHESS, the transferee is registered as the holder of the BHP Billiton Limited Shares on or before the Close of Registers; or
- in all other cases, if registrable transfers or transmission applications in respect of those dealings are received at the BHP Billiton Share Department during its business hours on or before the Close of Registers.

BHP Billiton Limited will not accept for registration, or recognise for the purpose of determining an entitlement under the Capital Reduction or the Scheme, any transfer or transmission application in respect of BHP Billiton Limited Shares if received after the Close of Registers.

3.12.4 Transfer of BHP Steel Shares

On the Legal Separation Date, the BHP Steel Shares which a Fully Paid BHP Billiton Limited Shareholder is entitled to receive under the Scheme, and which have not been sold under the Sale Facility, will be transferred by BHP Billiton to that Fully Paid BHP Billiton Limited Shareholder. Any additional BHP Steel Shares a BHP Billiton Limited Shareholder has purchased under the Offer will also be transferred to that BHP Billiton Limited Shareholder on that date.

It is expected that these BHP Billiton Limited Shareholders will have their names entered on the BHP Steel share register on Monday, 22 July 2002. In the case of joint holdings, the names will be entered in the same order as they stand in the BHP Billiton Share Register.

Except for a BHP Billiton Limited Shareholder's tax file number, binding instructions or notifications between such BHP Billiton Limited Shareholders and BHP Billiton Limited relating to their respective BHP Billiton Limited Shares (including, without limitation, any instructions relating to payment of dividends or communications from BHP Billiton Limited) will, from the Close of Registers, be deemed to be similarly binding instructions or notifications to, and accepted by, BHP Steel in respect of the BHP Steel Shares transferred to those BHP Billiton Limited Shareholders, until those instructions or notifications are, in each case, revoked or amended in writing addressed to BHP Steel at its share registry.

3.12.5 Distribution of holding statements for BHP Steel

Holding statements for BHP Steel Shares are expected to be dispatched to Fully Paid BHP Billiton Limited Shareholders entitled to receive BHP Steel Shares under the Scheme and successful applicants under the Offer on Wednesday, 24 July 2002. A holding statement will be sent by prepaid post to a BHP Billiton Limited Shareholder's address on the BHP Billiton Share Register (unless that BHP Billiton Limited Shareholder has directed otherwise) or, in the case of a successful applicant under the Offer, to the address notified on their Buy Form or their application form (as the case may be).

3.12.6 Listing of BHP Steel and trading of BHP Steel Shares

Within seven days of the date of this Scheme Booklet, application will be made to ASX for admission of BHP Steel to the ASX official list and for official quotation of all BHP Steel Shares on ASX.

BHP Steel Shares are expected to commence trading on ASX, initially on a conditional and deferred settlement basis, on Monday, 15 July 2002. Normal trading of BHP Steel Shares is expected to commence on or about Thursday, 25 July 2002.

Acceptance of applications under the Offer and trades on ASX during conditional trading of BHP Steel Shares will be conditional on settlement occurring under the Selling Agreements to be entered into in connection with the Offer. The Selling Agreements will include certain conditions to settlement and rights of termination in relation to the purchase of BHP Steel Shares under the Institutional Offer.

It is the responsibility of each Fully Paid BHP Billiton Limited Shareholder (and successful applicants under the Offer) to determine their entitlement to BHP Steel Shares before trading those shares to avoid the risk of trading BHP Steel Shares they do not own. If a BHP Steel Shareholder (or a successful applicant under the Offer) sells their BHP Steel Shares without receiving confirmation of their entitlement, they do so at their own risk.

3.12.7 Timetable

An indicative timetable appears on page 3 of this Scheme Booklet under the heading "Important dates and times". The dates and times in the indicative timetable may change depending on a number of factors, some of which are outside the control of BHP Billiton Limited (e.g. the timing of Court approval of the Scheme). In addition, BHP Billiton has the right to vary any or all of the times and dates in the timetable without notifying BHP Billiton Shareholders.

Once the Effective Date is confirmed, BHP Billiton Limited will announce to ASX, the LSE and any other stock exchanges on which BHP Billiton is listed, the timetable for the balance of the transaction.

3.12.8 Expiry date

If the Effective Date does not occur by 31 December 2002, then the Scheme will lapse and the BHP Steel businesses will continue to be owned and operated by BHP Billiton. However, in this event, BHP Billiton will continue to explore and pursue divestment options for the BHP Steel businesses.

3.13 ACTION TO BE TAKEN BY BHP BILLITON LIMITED SHAREHOLDERS

A BHP Billiton Limited Shareholder who wishes to vote at the BHP Billiton Limited Meetings may vote in person, by attorney, by proxy or, in the case of corporate shareholders, by corporate representative.

BHP Billiton Limited Shareholders or their attorneys who plan to attend the BHP Billiton Limited Meetings are asked to arrive at the venue 30 minutes prior to the time designated for each of the BHP Billiton Limited Meetings, if possible, so that their shareholdings may be checked against the BHP Billiton Share Register and their attendances noted. Attorneys should bring with them original or certified copies of the power of attorney under which they have been authorised to attend and vote.

A BHP Billiton Limited Shareholder that is a corporation and that wishes to appoint a representative to attend the BHP Billiton Limited Meetings on its behalf should ensure that each representative brings evidence of their appointment, including any authority under which it is signed, to the BHP Billiton Limited Meetings unless previously given to the BHP Billiton Share Department.

A BHP Billiton Limited Shareholder wishing to appoint a proxy in respect of the BHP Billiton Limited Meetings should complete and sign the Proxy Form attached to the Instruction Guide accompanying this Scheme Booklet, and send it to the BHP Billiton Steel Demerger Office or the registered office of BHP Billiton Limited in one of the reply paid envelopes provided so that it will be received by 8.00 am (Melbourne time) on Tuesday, 25 June 2002. Alternatively, Proxy Forms may be lodged by facsimile if received by the same time. The facsimile number is (61 3) 9609 4554. A BHP Billiton Limited Shareholder may also record their proxy voting instructions on the internet at www.bhpbilliton.com by that time. Only registered BHP Billiton Limited Shareholders may access this facility, and will need their holder identification number ("**HIN**") and/or securityholder reference number ("**SRN**").

By completing and returning a Proxy Form, a BHP Billiton Limited Shareholder is not precluded from attending any of the BHP Billiton Limited Meetings in person and voting in person at any of the BHP Billiton Limited Meetings or from revoking their proxy. However, if a BHP Billiton Limited Shareholder appoints a proxy and subsequently attends and votes at any of the BHP Billiton Limited Meetings, that BHP Billiton Limited Shareholder will be deemed to have automatically revoked their proxy in respect of any resolutions on which they vote.

The Proxy Form must be signed by the BHP Billiton Limited Shareholder or the BHP Billiton Limited Shareholder's attorney. Proxies given by corporations must be executed in accordance with the Corporations Act. Where the appointment of a proxy is signed by the appointor's attorney, a certified copy of the power of attorney, or the power itself, must be received by BHP Billiton Limited by 8.00 am (Melbourne time) on Tuesday, 25 June 2002. If facsimile transmission is used, the power of attorney must be certified.

BHP Billiton Limited Shareholders should also read the instructions on the notices of meetings included in this Scheme Booklet and the Proxy Form attached to the Instruction Guide accompanying this Scheme Booklet.

ADR holders are entitled to provide voting instructions to the Depositary, which will vote the BHP Billiton Limited Shares underlying the ADSs. Such instructions must be received by the Depositary by mail or facsimile, by 3.00 pm (New York time) on Friday, 21 June 2002. ADR holders who wish to change or revoke an instruction must do so by contacting the Depositary. No assurance can be given that the Depositary will be able to accommodate a change or revocation after 3.00 pm (New York time) on Friday, 21 June 2002. BHP Billiton Limited Shares for which no voting instructions are received by the Depositary will not be voted.

3.14 SEPARATION MATTERS

As a result of the Steel Demerger, BHP Steel will become a separately listed company and BHP Billiton and BHP Steel will operate independently of each other. Until the Legal Separation Date, BHP Billiton will be the beneficial owner of all BHP Steel Shares. If, as it intends, BHP Billiton Limited sells its 6% holding of BHP Steel Shares under the Sale Facility, BHP Billiton Limited will not retain an ownership interest in BHP Steel.

To create a separately identifiable group of entities constituting BHP Steel, a series of changes will be implemented within BHP Billiton on or before the Legal Separation Date. The fundamental principle of the separation of BHP Steel from BHP Billiton Limited is that, following the Steel Demerger, BHP Steel will have the entire economic benefit and risk of all the BHP Steel businesses, companies and assets as if BHP Steel had owned and operated those businesses, companies and assets at all times. Similarly, where businesses, companies and assets are transferred to BHP Billiton Limited as part of the Steel Demerger, BHP Billiton Limited will have the entire economic benefit and risk of those businesses, companies and assets as if BHP Billiton Limited had owned and operated those businesses, companies and assets at all times.

Not all of the transactions underlying the organisational or the capital restructuring have necessarily been entered into or effected on the same terms as could have been obtained from third parties. In particular, agreements for the transactions underlying the reorganisation have not included terms such as warranties that might have been obtained from such third parties.

BHP Billiton and BHP Steel have also entered into various contractual arrangements dealing with the ongoing business relationships and operations between BHP Billiton and BHP Steel as independent companies.

The organisational changes and commercial arrangements to implement the separation are summarised below under the headings "Organisational restructuring", "Capital restructuring" and "Commercial arrangements".

3.14.1 Organisational restructuring

BHP Steel, the ultimate parent company, was previously called BHP Steel (JLA) Pty Limited and was converted from a proprietary company to a public company and renamed BHP Steel Limited in February 2002.

To establish BHP Steel as a separate group of companies, a number of share and asset transfers have been, or will be, implemented on or before the Legal Separation Date. Details of these share and asset transfers are contained in Part 8.14.1 of this Scheme Booklet.

All of the transactions implemented as at the date of this Scheme Booklet for the purposes of the organisational restructuring (including the transfer of assets, operations and liabilities to and from BHP Steel) have been undertaken at fair market value in accordance with Australian accounting standards. Any organisational restructuring transactions not implemented as at the date of this Scheme Booklet will also be undertaken at fair market value.

3.14.2 Capital restructuring

The capital restructuring of BHP Steel will be undertaken on or before the Legal Separation Date. To implement the capital

restructuring, the inter-company indebtedness between BHP Steel and BHP Billiton Limited will be adjusted on or before the Legal Separation Date to reflect the value of the transfers implemented under the organisational restructuring.

The inter-company indebtedness will be further adjusted to recognise the issue of additional BHP Steel Shares to BHP Billiton Limited. As a result, approximately 792 million BHP Steel Shares will be on issue at this time.

Following these transactions, the remaining inter-company indebtedness of approximately $565 million will be repaid with funds raised from external financiers on or before the Legal Separation Date.

BHP Billiton Limited and BHP Steel will calculate the remaining amount of inter-company debt determined to be outstanding between BHP Billiton Limited and BHP Steel as at the Accounting Separation Date, but adjusted for any of the abovementioned actions if they have occurred after the Accounting Separation Date as if they occurred on the Accounting Separation Date. If any inter-company debt is owed to BHP Billiton Limited at the Accounting Separation Date, BHP Steel will be required to repay that amount to BHP Billiton Limited and if any inter-company debt is owed to BHP Steel, BHP Billiton Limited will be required to repay that amount to BHP Steel.

On the Legal Separation Date, BHP Steel Shares will be transferred to BHP Billiton Limited Shareholders pursuant to the Scheme or to successful applicants under the Offer. BHP Steel will then be an independent company.

BHP Billiton Limited will reduce its share capital by approximately $2,564 million with effect on the Legal Separation Date.

3.14.3 Commercial arrangements

BHP Billiton and BHP Steel have entered into a number of contractual arrangements to facilitate their formal separation. Many of the key arrangements are contained in the Demerger Deed, which sets out the key separation and liability principles governing the ongoing relationship between BHP Billiton and BHP Steel. Details of these arrangements are set out in Part 8.14.1 of this Scheme Booklet.

In addition, other contractual arrangements have been or will be entered into dealing with the specific ongoing business relationships between BHP Billiton and BHP Steel.

Material commercial arrangements of this nature include:

- the 30 year coal supply agreement between BHP Billiton and BHP Steel and the option granted to BHP Steel to purchase the Illawarra Collieries in specified circumstances;
- technology and intellectual property arrangements (including provision for ownership and use by BHP Steel of intellectual property in existence as at the Legal Separation Date);
- the split of BHP Billiton's existing IT network between BHP Billiton and BHP Steel and cross-licensing and other arrangements for the provision of systems to facilitate that separation;
- a licence given by BHP Billiton to BHP Steel to use the "BHP" trademark and acronym in its company, business and domain names until 30 June 2004, unless terminated earlier;
- arrangements between BHP Billiton and BHP Steel under which BHP Billiton will provide transport (in particular, shipping services) to BHP Steel in connection with the transport of materials for BHP Steel; and
- arrangements under which BHP Steel will continue to own the land on which the washeries that form part of the Illawarra Collieries are situated at Port Kembla exist, but will grant a 50 year lease to BHP Billiton and an option to acquire the relevant land in specified circumstances and will agree to provide certain shared services to BHP Billiton.

BHP Billiton (as one of a number of sellers) and BHP Steel have also entered into an agreement for the supply of iron ore.

The level of payments by BHP Steel to BHP Billiton under the arrangements outlined above will depend, amongst other factors, on the prices of the relevant commodity, the amount of the commodity purchased and the extent of services used. However, if the arrangements had been in place in the year ended 30 June 2001, the payments by BHP Steel to BHP Billiton would have been approximately $557 million.

Part 8.14.1 of this Scheme Booklet contains further details on these arrangements.

3.14.4 Date of separation for accounting purposes

For accounting purposes, the effective date of separation of BHP Steel from BHP Billiton will be the Accounting Separation Date (intended to be 1 July 2002). This will require BHP Billiton to consolidate the results of BHP Steel up to, and including, 30 June 2002.

PART 4 INFORMATION ON BHP STEEL

4.1 BUSINESS OVERVIEW
4.2 INDUSTRY AND MARKET BACKGROUND
4.3 BUSINESS DESCRIPTION
4.4 RISKS ASSOCIATED WITH BHP STEEL

4.1 BUSINESS OVERVIEW

4.1.1 Introduction

BHP Steel is the largest steel company in Australia and New Zealand, serving customers in the building and construction, manufacturing, automotive and packaging industries. It holds leading market positions in these countries for most of its products and continues to build on its established presence in Asia. BHP Steel also has significant export sales, supplying a core group of customers in the US, Asia, Europe, the Middle East, Africa and the Pacific through its network of international sales offices. BHP Steel believes its success is based on its long-standing customer relationships and the delivery of solutions and services tailored to meet the specific requirements of its customers and markets.

BHP Steel has four business reporting segments: Hot Rolled Products, Coated Products Australia, New Zealand Steel and Coated Products Asia.

BHP Steel's Hot Rolled Products includes Port Kembla Steelworks, an integrated steel plant operating in the lowest quartile of the world steel production cost curve at an annual production capacity of 5.0 million tonnes. At Port Kembla Steelworks, BHP Steel manufactures and distributes slab, hot rolled coil and plate. Slab and hot rolled coil are supplied to BHP Steel's vertically integrated coated products businesses for further processing, as well as to other domestic and export customers. Hot Rolled Products also includes a 50% interest in North Star BHP Steel, a steel mini-mill in the US.

BHP Steel is a leader in metallic coating and painting technologies, supplying a wide range of branded products such as COLORBOND® pre-painted steel, ZINCALUME® zinc/aluminium alloy-coated steel and the LYSAGHT® range of building products. Its coated products businesses service customers through a network of distribution and manufacturing facilities in Australia, New Zealand, Asia and the Pacific. New Zealand Steel also includes a steel plant at Glenbrook, New Zealand, which is operating at an annual production capacity of 0.6 million tonnes.

The high level of integration in BHP Steel's business is demonstrated in the figure below, which illustrates the flow of Australian production to customers and markets. BHP Steel's New Zealand operations have a similar level of vertical integration.

4.1.2 Business strengths

BHP Steel's key business strengths include:

- **leading market positions:** BHP Steel supplies approximately 80% of the total tonnes of flat steel products sold in the Australian and New Zealand domestic markets. These flat steel products include hot rolled coil, cold rolled coil, plate and tinplate as well as branded value-added products such as COLORBOND® pre-painted steel and ZINCALUME® zinc/aluminium alloy-coated steel;
- **low production costs:** BHP Steel's position as a low-cost steel producer is largely derived from its Port Kembla Steelworks, which operates in the lowest quartile of the world steel production cost curve. Port Kembla Steelworks' low-cost structure reflects its large-scale facilities, leading technical and operational practices, ready access to a deep-water port and close proximity to coking coal mines owned by BHP Billiton, which deliver a competitively priced supply of coking coal, a key raw material in the steelmaking process. BHP

Australian production flow
For the 12 months ended 30 June 2001



Slab
43%
24%
7%
Export customers
Coated Products Australia
Hot rolled coil
Plate
20%
38%
Export customers
Pipe and tube converters
Building and construction markets
Independent distributors
Export customers
Tinplate and blackplate
Cold rolled coil, metallic coated and painted products
Hot rolled coil, metallic coated and painted products
Export customers
Packaging markets
Customer Service Centres
Roll-formed products
Metallic coated and painted products
Hot Rolled Products
Coated Products Australia
Customers and markets
Export customers
Independent distributors
Manufacturing markets
Automotive and transport markets
Building and construction markets
Pipe and tube converters

Steel's continued access to competitively priced coking coal is supported by a long-term coal supply agreement with BHP Billiton. New Zealand Steel also benefits from natural cost advantages derived from the close proximity of its steel plant to large reserves of low-cost ironsands supplied from a mine operated by BHP Steel under a long-term exclusive licence from the New Zealand Government;

- **high quality products:** BHP Steel has been producing flat steel products for nearly 70 years and believes it has built a reputation for high quality, dependable products. This has been important in positioning BHP Steel as a leading supplier in the higher-value metallic coated and pre-painted steel product markets. BHP Steel seeks to maintain this reputation by adhering to strict quality control procedures, using its research and development capabilities to design new products and provide its customers with strong technical support;
- **strong brands:** BHP Steel's strong market positions are supported by a high degree of brand and product awareness. BHP Steel markets a range of highly recognised brands such as COLORBOND® pre-painted steel, ZINCALUME® zinc/aluminium alloy-coated steel, GALVABOND® zinc-coated steel, GALVASPAN® zinc-coated steel and the LYSAGHT® range of building products. In New Zealand, the COLORSTEEL® brand has developed a market position similar to that of COLORBOND® pre-painted steel in Australia and Asia. BHP Steel's comprehensive brand management program seeks to maintain the value of these brand names and extend them across new products and services. A range of new brands, such as Clean COLORBOND® steel and Truzinc™, has been created for products tailored to the particular requirements of the Asian markets. Clean COLORBOND® steel provides greater durability in the humid, tropical climate of the region. Other branded products have been developed for segments beyond BHP Steel's premium product market;
- **technical capabilities:** BHP Steel has a history of innovation in product applications and process improvements. It is a leader in coating and painting technologies, having marketed and licensed ZINCALUME® and GALVALUME® technology worldwide for over 15 years. BHP Steel is currently seeking to commercialise two of its developments. Castrip® technology is being developed in conjunction with US-based Nucor Corporation and Japan-based Ishikawajima-Harima Heavy Industries to enable the production of thin strip steel. The potential advantages of this technology include low capital cost, reduced energy consumption and competitiveness at small scale. In the area of steel painting technology, BHP Steel and Akzo-Nobel (the world's largest coil paint supplier) have developed and are exploring commercialisation options for a solvent-less solid block painting system. The system has the potential to reduce lead times and allow for shorter production runs of specialised products;
- **strong cash flows:** BHP Steel's pro forma net operating cash flows before borrowing costs and income tax were $725 million, $715 million and $631 million in the years ended 30 June 1999, 2000 and 2001, respectively. BHP Steel generated these strong operating cash flows by maintaining a focus on costs, productivity and working capital. This focus should continue to provide benefits for the remainder of 2002 and into 2003. In addition, with global steel prices at or about historical lows, BHP Steel expects to benefit from any global pricing recovery. For the year ending 30 June 2003, BHP Steel expects to generate sufficient operating cash flows to support its planned business reinvestment, its financing costs and its intended dividend policy. The dividend policy proposed by the BHP Steel Directors is described in Part 5.6 of this Scheme Booklet. The forecast cash flow statement together with the material assumptions in relation to that cash flow are set out in Part 5.7 of this Scheme Booklet; and
- **experienced management team:** BHP Steel has a strong and experienced management team at both corporate and operating levels. Mr Kirby Adams has been Chief Executive Officer of BHP Steel since March 2000. Prior to joining BHP Steel, Mr Adams held roles with BHP Billiton including President, BHP Services and is a former chief executive officer of Titanium Metals Corporation, the world's largest titanium metals company. The Chairman of BHP Steel is Mr Graham Kraehe and the Deputy Chairman is Mr Ron McNeilly. Mr Kraehe has extensive managerial and manufacturing experience. Mr McNeilly has over 30 years of experience in the steel industry and is well known by BHP Steel's customers. The senior management team supporting Mr Adams has a well-balanced mix of financial, technical, marketing, operational and strategic management capabilities.

4.1.3 Business strategy

BHP Steel's overriding objective is to create shareholder value by generating returns on capital employed that are in excess of its cost of capital.

BHP Steel's strategy is to:

- **focus on being an excellent manufacturer and low cost operator of steel assets:** BHP Steel is implementing a range of initiatives aimed at reducing costs, improving productivity and ensuring that it makes efficient use of capital. Along with specific cost reduction projects, BHP Steel is benefiting from a supply chain velocity program aimed at enhancing inventory management and a manufacturing excellence program designed to improve efficiency across its steelmaking processes;
- **enhance its leadership in selected markets:** BHP Steel intends to build upon its strong market positions, particularly in its higher-value metallic coated and painted steel products, by leveraging the value of its existing brands (e.g. COLORBOND® pre-painted steel, Clean COLORBOND® steel and COLORSTEEL®) and developing innovative new products and brands. One example is the recent introduction into its product range in Australia of a new painted steel product, COLORGRAIN® Designer steel, which combines up to four separate hues to create a natural finish;

- **move further towards value-added products, solutions and services:** BHP Steel is introducing a number of initiatives to provide solutions and services for specific customers and markets. This may involve BHP Steel undertaking additional processing (e.g. cutting to the required shape for the automotive industry) or bundling products with items manufactured by third parties (e.g. pre-engineered building packages that comprise roofing, walling, structural and related components together with accessories such as doors and windows sourced from third parties);
- **continue to be a competitive and valued supplier of intermediate products:** While its strategy is to increase the proportion of value-added product sales in each of its domestic markets, BHP Steel will continue to take advantage of its position as a low-cost producer of quality products so as to be a supplier of choice in both domestic and export markets for intermediate products (e.g. slab and hot rolled coil). BHP Steel intends to maintain and build upon its existing mutually beneficial, long-standing relationships to become a strategic partner with its key customers; and
- **selectively pursue value-creating growth opportunities:** BHP Steel has identified and is investigating a number of growth opportunities, principally in parts of Asia but also in Australia, New Zealand and North America. In Asia, immediate opportunities arise from focusing on higher value sales to the domestic building and construction industries. Longer-term opportunities exist to increase sales volumes through the expansion of BHP Steel's product range and geographic coverage. In Australia and New Zealand, BHP Steel continues to encourage the use of steel in new applications. BHP Steel will pursue these opportunities while seeking to maintain value in its existing businesses.

4.2 INDUSTRY AND MARKET BACKGROUND

4.2.1 Introduction

BHP Steel has manufacturing operations in Australia, New Zealand, Asia and the Pacific. It also has a presence in the US, through its 50% interest in North Star BHP Steel. These manufacturing operations supply a large part of their production to their respective domestic markets. In addition, in the year ended 30 June 2001, approximately half of BHP Steel's Australian and New Zealand sales in tonnes were export sales. The majority of these export sales were to customers in the North American and Asian markets.

The table below sets out the percentage of sales by BHP Steel to customers in each region.

BHP Steel's sales tonnes by region[(1)]

	Year ended 30 June		
	1999	2000	2001
Australia	44%	42%	39%
The Americas	26%	30%	24%
Asia	18%	17%	25%
New Zealand	4%	5%	5%
Europe and others	8%	6%	7%

[(1)] *Percentages include 50% share in North Star BHP Steel.*

BHP Steel's products are sold to customers in different industry sectors. The building and construction, manufacturing, automotive and packaging sectors are the most significant industry sectors.

4.2.2 Market overview

(a) Australia

BHP Steel's sales of flat steel products in Australia amounted to approximately 2.4 million tonnes in the year ended 30 June 2001. The majority of this steel was used in the construction sector (43%), the manufacturing sector (25%) and the automotive and transport sector (14%). BHP Steel sells both directly to end-customers as well as to distributors.


BHP Steel's sales tonnes in Australia by industry sector
For the year ended 30 June 2001
Automotive and Transport 14%
Packaging 8%
Mining 2%
Manufacturing 25%

The Australian construction sector

The three major steel consuming sectors of the construction market are the residential construction, non-residential construction and engineering construction sectors. The residential construction sector, non-residential construction sector and the engineering construction sector accounted for 39%, 25% and 36% of the activity in the construction sector, respectively, in the year ended June 2001.

A number of factors affect the level of construction activity in Australia, including economic growth, investment expenditure, consumer and business confidence, labour market conditions, demographic factors, factors affecting housing affordability and rental vacancy rates.

The residential construction sector generally exhibits cyclical behaviour. The most recent cycle started around March 1996. During this cycle, quarterly construction activity almost doubled and peaked in June 2000. Thereafter, activity in the residential construction sector fell sharply. However, from April until December 2001, residential construction activity increased.

Quarterly residential construction activity
September 1986 to December 2001, at average 1999 - 2000 prices – not seasonally adjusted



The number of residential building approvals is a forward indicator of residential construction activity. The number of residential building approvals peaked in early 2000 and fell sharply thereafter. Between February and September 2001, the number of residential building approvals grew strongly. A sharp decline in the number of residential building approvals commenced in October 2001. The strong increase in the number of residential building approvals between February and September 2001 was caused by the introduction by the Australian Government of a first home-owners' grant in July 2000 to offset the impact of the introduction of the GST.

Monthly number of residential building approvals
December 1986 to February 2002 – seasonally adjusted



The non-residential construction sector exhibits cyclical characteristics. Activity tends to be more volatile and cycles tend to be longer in duration than in the residential building sector. In the period from calendar year 1993 to 1999, there was an overall steady increase in non-residential construction activity. A decline in activity commenced in mid-calendar year 1999.

In the period between March 1997 and December 1999, there was an overall steady increase in engineering construction activity.

Quarterly non-residential construction activity
September 1986 to December 2001, at average 1999 - 2000 prices – not seasonally adjusted



From December 1999, activity fell sharply and may have reached the bottom of the cycle in March 2001. Between March and September 2001, activity in the engineering construction sector improved.

Quarterly engineering construction activity
September 1986 to December 2001, at average 1999 - 2000 prices – seasonally adjusted



BHP Steel's products face competition from imports and substitute products in the construction market, such as tiles, concrete, timber and plastic. These products tend to be produced by large, financially strong multinational companies.

The Australian manufacturing sector

BHP Steel's sales to the Australian manufacturing industry are mainly to the product manufacturing sector. BHP Steel's customers in this sector include manufacturers of whitegoods and domestic equipment. Australian manufacturing output growth has been low and steady in recent years. It grew at a compound annual rate of 2.5% over the five year period between 1996 and 2001.

Quarterly manufacturing output
September 1986 to December 2001, at average 1999 - 2000 prices – seasonally adjusted



(b) Asia

BHP Steel's sales to Asia totalled 1.6 million tonnes of steel in the financial year ended 30 June 2001. South Korea, Thailand, Taiwan and Indonesia accounted for most of the sales. BHP Steel's subsidiaries and joint ventures in South East Asia accounted for 0.3 million tonnes of sales to the region.


For the 12 months ended 30 June 2001
South Korea 24%
Thailand 22%
Taiwan 19%
Indonesia 8%

(1) Volumes have not been adjusted to reflect the minority interests in BHP Steel's South East Asian businesses.

Apparent steel consumption (defined as production plus imports minus exports) in the South East Asian region in calendar year 2000 was estimated by the OECD to be 23 million tonnes. Consumption was 48% lower in calendar year 1998 compared to calendar year 1997 as a result of the economic downturn in the South East Asian economies that commenced in calendar year 1997. In calendar year 2000, consumption was 42% higher than in calendar year 1998, but still below the level of consumption in calendar year 1997.


For the calender years 1994 to 2001

(1) Figures relate to the combined apparent steel consumption of Indonesia, Malaysia, the Philippines, Singapore and Thailand.

(c) US

BHP Steel's sales to, and within, North America totalled 1.4 million tonnes of steel in the year ended 30 June 2001. This consisted mainly of sales to the US, except for 5,000 tonnes of steel sold to Canada. It also included 50% of the sales volume of North Star BHP Steel, whose total sales in the year ended 30 June 2001 were 1.5 million tonnes of steel.

Apparent steel consumption in the US in calendar year 2001 was estimated to be 103 million tonnes. It grew at a compound annual rate of 2.8% over the five year period between calendar years 1995 and 2000, but decreased by 10.4% in calendar year 2001.


US apparent steel consumption
For the calender years 1994 to 2001

Imports accounted for approximately 30% of apparent steel consumption in the US in calendar year 2000. The majority of these imports were flat steel products, mainly slab and hot rolled coil. Imports of steel into the US grew strongly in calendar year 1998 as a consequence of the economic downturn in Asia that commenced in calendar year 1997. These additional imports of steel to the US, instead of to Asia, came particularly from Japan and Russia. In calendar year 2001, steel imports declined by 21% compared to calendar year 2000, with imports of flat steel products declining by as much as 28%.


For the calender years 1996 to 2001
1996
1997
1998
1999
2000
2001

In calendar year 2001, the European Union, Brazil, Mexico, Canada, Russia and Korea supplied the most flat steel products into the US. Australia accounted for only 4% of total imports.


For the 12 months ended 31 December 2001
Korea 9%
Japan 9%
Other 20%
European Union 18%
Brazil 17%
Canada 10%
Russia 10%

4.2.3 The steel industry

(a) The global steel industry

Global steel production and consumption

World crude steel production in calendar year 2000 was estimated by the OECD to be approximately 850 million tonnes. It grew at a compound annual rate of 2.5% over the five-year period between calendar years 1995 and 2000. According to the OECD, in calendar year 2000 world crude steel effective production capacity utilisation was 80%, up from 75% in calendar year 1995. Effective production capacity of a plant is defined as the maximum production possible in the calendar year in question, under normal working conditions.

World crude steel production and effective production capacity
For the calender years 1994 to 2001


1994
1995
1996
1997
1998
1999
2000
2001 (e)
Production
Capacity
Source: OECD

Crude steel production in the European Union accounted for the largest share of world production in calendar year 2000, namely 19%. Crude steel production in China, Japan and the US accounted for 15%, 13% and 12% of world crude steel production, respectively. Australia and New Zealand accounted for 1% of world crude steel production. Over recent calendar years, crude steel production in China has grown strongly. It grew at a compound annual rate of 5.9% over the five year period between calendar years 1995 and 2000. Over the same period, crude steel production growth in other major economies was low, for example 1.1% in the US and 0.9% in the European Union and Japan.

World crude steel production tonnes by region/country
For the 12 months ended 31 December 2000


Brazil 3%
India 3%
ASEAN 1%
Australia and New Zealand 1%
Other 17%
European Union 19%
China 15%
Ukraine 4%
Korea 5%
Japan 13%
Russia 7%
United States 12%
Source: OECD

The majority of crude steel is produced by the "integrated" process, using coal and iron ore as the main raw materials. In calendar year 2000, this production process accounted for 59% of total crude steel production. The "electric arc furnace" process, which uses scrap steel as its basic raw material, accounted for 34% of total crude steel production. The proportion of steel produced using the electric arc furnace process has increased over time. Other steelmaking and processing technologies, such as direct steelmaking, are being developed, but have not yet been commercially proven.

World steel consumption in calendar year 2000 was estimated by the OECD to be 738 million tonnes. It grew at a compound annual rate of 2.7% over the five year period between calendar years 1995 and 2000.

Demand for steel is highly cyclical because it is based on general economic conditions, with consumption activity in the construction and consumer durables sectors of particular importance. Steel is facing strong competition from substitute materials such as concrete, aluminium, plastics, glass and timber.

World apparent steel consumption
For the calender years 1994 to 2001


2000
2001 (e)
Source: OECD

Apparent steel consumption in the European Union accounted for the largest share of world consumption in calendar year 2000, namely 20%. China and the US accounted for 16% each and Japan accounted for 10% of world steel consumption.

Apparent steel consumption in China has grown strongly over recent years. It grew at a compound annual rate of 7.5% over the five-year period between calendar years 1995 and 2000. Over the same period, apparent steel consumption grew 3.7% in the US and 2.1% in the European Union, but decreased by 1.0% in Japan.

Apparent steel consumption tonnes by region/country
For the 12 months ended 31 December 2000


ASEAN 3%
Russia 3%
India 3%
Brazil 2%
Australia and New Zealand 1%
Other 21%
European Union 20%
China 16%
United States 16%
Japan 10%
Korea 5%
Source: OECD

The International Iron and Steel Institute ("**IISI**") is currently forecasting that world steel consumption will grow at a rate of around 2.0% in calendar year 2002 and 3.5% in calendar year 2003. Apparent steel consumption in China is forecast to be the main driver behind world steel consumption growth. The IISI forecasts that apparent steel consumption in China will grow at a rate of around 7.0% in calendar year 2002 and 4.5% in calendar year 2003. Excluding China, world apparent consumption is only forecast to grow at a rate of around 0.6% in calendar year 2002 and 3.1% in calendar year 2003.

International steel trading

In calendar year 1999, exports of steel accounted for approximately 40% of global steel consumption. Russia, Japan and the Ukraine were the main net exporters of steel. The US was the main net importer of steel. Hot rolled sheets and coils, cold rolled sheets and coils, ingots and semi-finished products, galvanised sheet and steel tubes and fittings were the main steel products exported.


Net steel exports by region
For the 12 months ended 31 December 1999
Source: IISI

Historically, the long-term trend for hot rolled coil prices has been downwards. Steel prices are also volatile, particularly in the export market. For example, the European export FOB price for hot rolled coil has fluctuated between approximately US$490 and US$195 per tonne over the last ten years. As at February 2002, the FOB price of European exported hot rolled coil was US$195 per tonne.


European export FOB price for hot rolled coil
January 1986 to February 2002
500
400
300
200
100
Jan 86
Source: CRU Group

Major steel industry participants

There are a large number of steel industry participants. POSCO of Korea was the largest producer of crude steel in calendar year 2001. It produced 28.6 million tonnes of crude steel and accounted for approximately 3.4% of world crude steel production. Following the merger between Arbed of Luxembourg, Usinor of France and Aceralia of Spain, the new merged entity, Arcelor, will become the largest steel producer in the world. With 6.0 million tonnes of crude steel produced in calendar year 2001, BHP Steel (including its 50% interest in North Star BHP Steel) was the 32nd largest steel producer in the world. The ten largest crude steel producers accounted for 25% of world crude steel production in calendar year 2001.

Market conditions in the steel industry have been difficult and have had a pronounced adverse impact on the financial performance of many steel companies. Recent market conditions are characterised by over-production, historically low prices and consolidation of key suppliers (such as iron ore and coking coal suppliers) and customers (such as the automotive sector).

The steel industry in the US in particular is in a difficult situation. A significant number of steel companies in the US have filed for bankruptcy, including some of the largest US steel companies.

International trade sanctions

In June 2001, the President of the US directed the US International Trade Commission ("**US ITC**") to investigate under section 201 of the Trade Act 1974 ("**Section 201**") the effect of steel imports on the US steel industry. The objective of the investigation was to determine whether certain steel products are being imported into the US in such increased quantities as to be a substantial cause of serious injury, or the threat of serious injury, to the US steel industry producing like or directly competitive products. The goal of an affirmative determination under Section 201 is to give the US steel industry temporary relief for a limited period of time to enable it to adjust to import competition.

On 5 March 2002, following recommendations from the US ITC, the President of the US announced the imposition of a 30% tariff on imports of hot rolled coil and other selected steel products into the US for a period of three years. Imports of slab into the US will be subject to a tariff rate quota for a period of three years. The in-quota volume will be set at 4.9 million tonnes and will increase to 5.4 million tonnes in the second year and 5.8 million tonnes in the third year. The out-of-quota tariff will be initially set at 30%. The above-mentioned tariff will apply from 20 March 2002 and will decrease to 24% in the second year and 18% in the third year.

On 11 March 2002, the Australian Government announced that an understanding had been reached with the US Government regarding an exemption from tariffs for some 250,000 tonnes of hot rolled coil, which have to meet very specific technical and commercial specifications. BHP Steel believes that this exemption will allow it to continue to export hot rolled coil free of tariff to its long-standing customer, Steelscape, which is by far its most important customer for hot rolled coil in the US. BHP Steel and Steelscape have a memorandum of understanding with BHP Steel agreeing to sell, and Steelscape agreeing to purchase, 250,000 tonnes per annum of hot rolled coil over the next three years.

BHP Steel export sales volumes to the US for the year ended 30 June 2001 are set out below.

BHP Steel's sales tonnes to the US by product category	Year ended 30 June 2001
Slab	284,000
Hot rolled coil	223,000
Cold rolled coil	80,000
Other	55,000

In the year ended 30 June 2002, BHP Steel expects to sell the full amount of slab and hot rolled coil that is tariff-free into the US, and may sell more depending on the prices in the US relative to the rest of the world.

New Zealand Steel exported approximately 100,000 tonnes of hot rolled and cold rolled coil to the US in the year ended 30 June 2001. Exports from New Zealand Steel to the US will be subject to tariffs.

In addition to the Section 201 investigation, a separate US investigation is underway on cold rolled coil to determine if dumping has occurred. The outcome could impact BHP Steel's sales of this product to the US.

Given that North Star BHP Steel is a domestic US mini-mill steel producer, it should benefit from any steel price increases in the US arising from the imposition of the tariffs. However, it is expected that improvements in hot rolled coil pricing will be partly offset by an upwards movement in US scrap prices.

In late March 2002, the European Union announced that it would implement provisional measures to limit imports of certain steel products for which there is the threat of serious damage to the European Union industry as a result of the US President's decision to impose import tariffs on these products. The provisional measures apply for a period of six months to 15 steel products which are subject to increased US tariffs. In the year ended 30 June 2001, BHP Steel exported 80,000 tonnes of hot rolled coil and 130,000 tonnes of coated steel to the European Union. A tariff of 18% will apply to imports of hot rolled coil above a quota, which has been set so that it is around the average import level for the last three years plus 10%. Coated steel products will not be subject to provisional measures. During the six month period the provisional measures will be in place, the European Commission will decide whether the measures should remain in place, be modified or be withdrawn.

Malaysia and Thailand have also announced that they will increase import tariffs on certain steel products. A number of other countries have also announced that they are investigating imports into their domestic markets.

(b) The Australian steel industry

The Australian flat steel products market was estimated to be approximately 2.9 million tonnes in calendar year 2000. BHP Steel is the main domestic producer of flat steel products in Australia. OneSteel and Smorgon Steel are also Australian producers of steel products, but produce mainly long steel products. Some long steel products and flat steel products have similar uses, for example as structural products in the building and construction sector. OneSteel also produces small quantities of slab. OneSteel was demerged and listed on ASX by BHP Billiton in October 2000.

Imports, mainly hot rolled coil and coated flat products, accounted for around 20% of the market. Imports of flat steel products into Australia grew at a compound annual rate of 10% over the four year period between calendar years 1996 and 2000.

Imports of flat steel products into Australia
For the calendar years 1996 to 2000


500
400
300
200
100
0
1996
1997
1998
1999
2000
Hot rolled coil
Coated flat products

Source: "The Australian Steel Industry in 2000", Commonwealth Department of Industry, Science and Resources

Japan, New Zealand and South Korea account for the majority of imports of flat steel products into Australia. Imports of flat steel products into Australia from Japan, New Zealand and South Korea grew at compound annual rates of 18.2%, 3.6% and 14.7% respectively over the four year period between calendar years 1996 and 2000. Some of these imports are in grades or categories of steel that BHP Steel does not produce.

Imports of flat steel products into Australia by country
For the 12 months ended 31 December 2000


Taiwan 7%
Malaysia 3%
China 2%
Other 4%
Japan 46%
New Zealand 17%
South Korea 21%

Source: "The Australian Steel Industry in 2000", Commonwealth Department of Industry, Science and Resources

4.3 BUSINESS DESCRIPTION

4.3.1 Background

BHP Steel has a long history of supplying high quality flat steel products to the Australian, New Zealand and Asian markets. As part of its business strategy, there has been an increasing focus over recent years on expansion of its Asian operations, building on its established presence. The key events in BHP Steel's development are set out in the figure overleaf.

Key Corporate Events	
Year ended 30 June	**Key events**
1915	The BHP Billiton group commenced steelmaking activities in Newcastle, Australia.
1935	Acquisition of Port Kembla Steelworks.
1969	Establishment of first Asian roll-former in Malaysia.
1970	Acquisition of a 50% equity interest in the John Lysaght business.
1972	Commissioning of the No. 5 blast furnace at Port Kembla Steelworks.
	Commissioning of a cold strip mill at Western Port Works.
1973	Commissioning of Western Port Works No. 2 paint line.
1978	Construction of Western Port Works hot strip mill.
1979	John Lysaght becomes wholly owned.
1986	Acquisition of BIEC International Inc., the company with worldwide licensing rights for the metallic coating patent that supports the ZINCALUME® zinc/aluminium alloy-coated steel and GALVALUME® products.
1989	Acquisition of a 31% shareholding in New Zealand Steel Holdings Ltd, which in turn acquired 100% of New Zealand Steel Ltd.
1992	New Zealand Steel Holdings Ltd shareholding increased to 81%.
1994	Commissioning of metallic coating and paint lines in Indonesia, in which BHP Steel has a 74% shareholding.
1995	Commissioning of roll-formers in China.
1996	Commissioning of the No. 6 blast furnace at Port Kembla Steelworks.
	Commissioning of North Star BHP Steel facilities, in which BHP Steel has a 50% interest.
	Commissioning of a metallic coating and painting line in Malaysia, in which BHP Steel has a 60% shareholding.
	New Zealand Steel Holdings Ltd becomes a wholly owned subsidiary.
	Expansion to roll-formers in Vietnam, Indonesia, Malaysia and Thailand.
1998	Commissioning of a cold rolling mill, metallic coating and paint lines in Thailand, in which BHP Steel has a 87.5% interest.
2001	Announcement of the intention to demerge BHP Steel.

4.3.2 Operations

BHP Steel is a flat steel products company focused on the provision of value-added products, solutions and services tailored to meet the specific requirements of its customers and markets.

BHP Steel operates at an annual crude steel production capacity of 5.6 million tonnes from steel plants located in Australia and New Zealand. Almost half of this steel production is processed further through BHP Steel's network of hot and cold rolling, metallic coating, coil painting, tinplate and roll-forming facilities in Australia, New Zealand, Asia and the Pacific. Distribution of these products is supported by a range of processing and customer service centres. BHP Steel also has a 50% interest in North Star BHP Steel in the US, which is operating at an annual crude steel production capacity of 1.5 million tonnes. The geographic coverage of BHP Steel's manufacturing facilities and distribution network is set out on pages 40 to 41.

BHP Steel has four business reporting segments: Hot Rolled Products, Coated Products Australia, New Zealand Steel and Coated Products Asia. These business reporting segments are described in more detail on the following pages, together with an outline of BHP Steel's corporate and group functions and background information on the BHP Steel Directors, its management and employees.

4.3.3 Hot Rolled Products

(a) Overview

Hot Rolled Products produces a wide range of steel products for Australian and international customers including slab, hot rolled coil and plate. Hot Rolled Products incorporates Port Kembla Steelworks, a 50% interest in North Star BHP Steel and a 47.5% shareholding in Castrip LLC.

Port Kembla Steelworks is an integrated steel plant located in New South Wales, Australia. It operates at an annual production capacity of 5.0 million tonnes of crude steel. Crude steel production is in the form of slab, the majority of which is further processed by Hot Rolled Products into either hot rolled coil or plate, or sold to Coated Products Australia for further processing. The balance of slab is exported mainly to long-standing customers in the US and Asia.

Hot rolled coil is supplied to Coated Products Australia where it is further processed into packaging products, such as tinplate and

blackplate; coated products, such as COLORBOND® pre-painted steel; and metallic coated steel products, such as ZINCALUME® zinc/aluminium alloy-coated steel. Hot rolled coil is supplied to pipe and tube converters and for use in applications across a range of industries, particularly the engineering construction and mining industries, with a smaller proportion being exported. Plate is supplied to customers in domestic and export markets for use in the engineering, construction, mining and manufacturing industries for the production of machinery and equipment.

Hot Rolled Products' main products, the markets for those products and their applications are set out in the table below.

Hot Rolled Products: products, markets and applications

Product	Markets	Applications
Slab	Steel	Hot rolled coil and plate
Hot rolled coil	Steel, building and construction, mining and manufacturing	Coated products, tinplate and pipe and tube manufacturing
Plate	Manufacturing, building and construction and mining	Infrastructure projects, mining equipment and structural applications

(b) Sales and distribution

Port Kembla Steelworks' sales revenue by product category is presented in the figure below.

Port Kembla Steelworks' sales revenue by product category
For the 12 months ended 30 June 2001



Slab 41%
Plate 10%
Hot rolled coil 49%

BHP Steel supplies approximately 80% of the total tonnes of flat steel products sold in the Australian market. Imports, including fabricated structures and manufactured components from offshore suppliers, account for the balance. BHP Steel faces little direct competition from other domestic steel producers, as OneSteel and Smorgon Steel produce mainly long steel products that compete with flat steel products only in a limited number of applications. However, flat steel products face significant competition from imports and from substitutes such as concrete, aluminium, plastics, glass and timber.

Approximately 45% of Hot Rolled Products' sales revenue is derived from sales to Coated Products Australia. A further 28% of its sales revenue is derived from export markets, with the remainder derived from independent distributors, pipe and tube converters and other manufacturers in Australia.

Hot Rolled Products supplies the Australian market with an estimated 93% of the hot rolled coil used by pipe and tube converters and an estimated 80% of plate requirements. Hot Rolled Products' strong domestic market position is supported by the flexible supply arrangements and technical support it can offer its domestic customers, enabling it to differentiate itself from importers. Hot Rolled Products also benefits from a strong channel to market through the Coated Products Australia value chain. Hot Rolled Products' domestic sales and marketing functions are coordinated from a marketing head office located in Port Kembla, with supporting sales offices in New South Wales, Queensland, Victoria, South Australia and Western Australia.

In export markets, Hot Rolled Products seeks to differentiate itself through its long-standing customer relationships and has been successful in building a reputation for predictable product quality and a technical protocol ensuring fitness for purpose. Export sales are coordinated through Market and Logistics Solutions, a specialist group marketing function.

(c) Facilities and processes

Port Kembla Steelworks is an integrated steel plant situated on an 800-hectare site. Its facilities consist of coke batteries, a sinter plant, two blast furnaces, three basic oxygen steelmaking vessels, three continuous slab casting machines (four strands), a hot strip mill and a plate mill. The facilities are of varying ages and types of construction, but are generally in good condition, suitable for their present use and have sufficient capacity to meet expected production requirements for the foreseeable future. Over the last five years, BHP Steel has incurred $280 million of capital expenditure at Port Kembla Steelworks. This capital has been spent across a range of assets and projects including those aimed at expanding the plant's production capacity and various environmental initiatives. No major plant facilities are forecast to require replacing in the next five years, although capital expenditure is planned to ensure operational security, preserve and enhance process capability, meet anticipated environmental standards, enhance quality and other replacements as necessary. BHP Steel owns Port Kembla Steelworks and the land on which it is located.

The steelmaking process at Port Kembla Steelworks involves iron ore being converted into molten iron, using a blast furnace. The molten iron is processed in basic oxygen steelmaking vessels to produce liquid steel, which is then cast into slab. Approximately 55% of slab is then fed into rolling mills to produce hot rolled coil and plate. Port Kembla Steelworks' annual production capacities are 5.0 million tonnes of steelmaking, 2.4 million tonnes of hot rolling and 300,000 tonnes of plate. The facilities are operating at around capacity, although there remains potential for incremental capacity expansions through the ongoing optimisation of the production process.

The main raw materials used in the production process at Port Kembla Steelworks are iron ore and coking coal. Approximately 55% of the 7.5 million tonnes of iron ore required per annum is

Crude steel production facilities

Country	Site/asset	Business	Annual capacity[1]	Map ref no.
Australia	Port Kembla	Hot Rolled Products	5.0 mt	6
USA	Delta	North Star BHP Steel	1.5 mt	52
New Zealand	Glenbrook	New Zealand Steel	625 kt	51

Rolling, coating and painting facilities

Country	Site/asset	Business	Annual capacity[1]		Map ref no.
Australia	Port Kembla	Hot Rolled Products Coated Products Australia	Hot rolling Cold rolling Electro tinning Metallic coating Painting	2.7 mt 930 kt 400 kt 660 kt 170 kt	6
Australia	Western Port	Coated Products Australia	Hot rolling Cold rolling Metallic coating Painting	1.5 mt 1.1 mt 850 kt 330 kt	22
Australia	Acacia Ridge, Brisbane	Coated Products Australia	Painting	70 kt	9
Australia	Chullora, Sydney	Coated Products Australia	Research Facility	10 kt	2
New Zealand	Glenbrook	New Zealand Steel	Hot rolling Cold rolling Metallic coating Painting	825 kt 400 kt 200 kt 60 kt	51
USA	Delta	North Star BHP Steel	Hot rolling	1.5 kt	52
Thailand	Map Ta Phut	Coated Products Asia	Cold rolling Metallic coating Painting	300 kt 150 kt 60kt	25
Indonesia	Cilegon	Coated Products Asia	Metallic coating Painting	100 kt 30 kt	29
Malaysia	Kapar	Coated Products Asia	Metallic coating Painting	150 kt 60 kt	33

[1] *Annual capacity represents total capacity and is not adjusted for the ownership interest of BHP Steel. Annual capacity volumes are expressed as: kt = thousands of tonnes; and mt = millions of tonnes.*



Roll-forming and distribution facilities

Coated Products Australia business

Country	Site/asset	Map ref no.
Australia	Albury	1
Australia	Chullora, Sydney	2
Australia	Dubbo	3
Australia	Emu Plains, Sydney	4
Australia	Cardiff	5
Australia	Port Kembla	6
Australia	Tamworth	7
Australia	Darwin	8
Australia	Acacia Ridge, Brisbane	9
Australia	Archerfield, Brisbane	10
Australia	Mackay	11
Australia	Rockhampton	12

Country	Site/asset	Map ref no.
Australia	Townsville	13
Australia	Gillman, Adelaide	14
Australia	Wingfield, Adelaide	15
Australia	Launceston	16
Australia	Braeside, Melbourne	17
Australia	Geelong	18
Australia	Nunawading, Melbourne	19
Australia	Myaree, Perth	20
Australia	Osborne Park, Perth	21

Coated Products Asia business

Country	Site/asset	Map ref no.
Thailand	Bangkok	23
Thailand	Khon Kaen	24
Indonesia	Jakarta	26
Indonesia	Medan	27
Indonesia	Surabaya	28
Malaysia	Shah Alam	30
Malaysia	Sabah	31
Malaysia	Sarawak (2)	32
China	Shanghai	34
China	Guangzhou	35
Singapore	Singapore	36
Vietnam	Hanoi	37

Country	Site/asset	Map ref no.
Vietnam	Ho Chi Minh	38
Taiwan	Kaohshiung	39
Brunei	Bandar	40
Sri Lanka	Colombo	41
PNG	Port Moresby	42
PNG	Madang	43
PNG	Lae	44
PNG	Rabaul	45
PNG	Kimbe	46
PNG	Mount Hagen	47
New Caledonia	Noumea	48
Vanuatu	Port Vila	49
Fiji	Suva/Nadi/Lautoka	50



purchased from mines owned by BHP Billiton in Western Australia, with the remainder sourced from other Australian (30%) and international (15%) suppliers. Approximately 90% of the 3.0 million tonnes of coking coal required per annum comes from various mines owned by BHP Billiton located close to the steel plant.

BHP Steel has been negotiating with Duke Energy for the construction of a power plant at Port Kembla. If the arrangement proceeds, the contract will provide for Duke Energy to build a power plant for the provision of steam to Port Kembla Steelworks and for the generation of electricity. The capital costs will be mainly the responsibility of Duke Energy. However, BHP Steel is likely to be required to enter into various long-term obligations to purchase steam. The power plant would be expected to commence operations in 2004.

(d) North Star BHP Steel

BHP Steel has a 50% interest in North Star BHP Steel, a steel mini-mill located in Delta, Ohio, US. The remaining 50% interest in the investment is held by a wholly owned subsidiary of Cargill Inc. North Star BHP Steel's facility was commissioned in 1996 and utilises leading steelmaking technologies and processes. The facility comprises two electric-arc furnaces operating at an annual steelmaking capacity of 1.5 million tonnes. Hot rolled coil is produced mainly from scrap metal using thin (90 mm) slab casting technology. Production is predominantly sold into the local Midwest US market.

The transfer of BHP Billiton's interest in North Star BHP Steel to BHP Steel is subject to certain consents (see Part 18.14.2(e) of this Scheme Booklet).

(e) Castrip LLC

BHP Steel has a 47.5% shareholding in Castrip LLC, a company formed to license and commercialise the Castrip® thin strip casting technology. The remaining equity interests are held by the US-based steel mini-mill operator, Nucor Corporation (47.5%) and Japanese-based equipment builder, Ishikawajima-Harima Heavy Industries (5%). Castrip® is a steel casting process that was initially developed by BHP Steel and allows direct production of thin (1.5 mm or less) hot rolled coil directly from liquid steel. The Castrip® process bypasses conventional slab casting and hot rolling, with the potential to also replace some products that currently require cold rolling.

Nucor Corporation is currently constructing the first commercial Castrip® facility at its Crawfordsville mini-mill plant located in Indiana, US. This technology is unproven but, if successfully commercialised, may in the future provide BHP Steel with the option of adopting a lower-cost steel production process and/or the possibility of generating fees through licensing of the technology to other steel producers.

4.3.4 BHP Steel's coated products businesses

In Australia and New Zealand, BHP Steel is the leading supplier of metallic coated and painted steel products, tinplate and blackplate packaging products. It also continues to build on its established presence in Asia and the Pacific. BHP Steel's coated products businesses are Coated Products Australia, New Zealand Steel and Coated Products Asia.

BHP Steel's coated products businesses' main products, the markets for those products and their applications are set out in the table below.

BHP Steel's coated products businesses: products, markets and applications

Product	Markets	Applications
Hot rolled coil	Manufacturing, mining, automotive and transport	Mine supports, agricultural equipment, automotive components, structural members and racking
Cold rolled coil	Automotive and transport, manufacturing	Goods drums and packaging, automotive components, office furniture, shelving and tubing
Tinplate and blackplate	Packaging	Containers for food, beverages, paint, oil and general packaging
Galvanised (including GALVASPAN® steel)	Building and construction, manufacturing, automotive and transport	Building structures, componentry and residential steel framing applications, automotive components, air conditioning ducting and structural decking
ZINCALUME® zinc/aluminium alloy-coated steel	Building and construction, manufacturing	Roofing, walling, guttering, steel house framing, kit garden sheds, whitegoods and garage doors
Special zinc finishes	Automotive and transport, manufacturing	Automotive components, whitegoods and switchboards
Painted (including COLORBOND® pre-painted steel, Clean COLORBOND® steel and COLORSTEEL®)	Building and construction	Roofing, walling, guttering, architectural panels, sheds and garages, whitegoods and hot water systems
Roll-formed LYSAGHT® products	Building and construction	High strength and lightweight roofing and walling, industrial/commercial roofing and cladding support system, premium residential products

4.3.5 Coated Products Australia

(a) Overview

Coated Products Australia markets a full range of products and material solutions to the Australian building and construction industry and is also a key supplier to the Australian automotive sector, major whitegoods manufacturers, general manufacturers and to the packaging industry. Coated Products Australia has three main businesses: Coated Steel Australia, Packaging Products and BHP Steel Lysaght Australia.

Coated Steel Australia is the largest supplier of metallic coated and pre-painted steel products in Australia. Coated Steel Australia's products are sold for applications in the building and construction, automotive and transport and general manufacturing industries. Outside Australia, Coated Steel Australia has established markets in over 70 countries and supplies in excess of 250 active customers through BHP Steel's network of international sales offices.

Packaging Products is the only producer of tinplate and blackplate in Australia. Tinplate and blackplate are used by the packaging industry in applications for food, beverages, paint, oil and other steel packaging. They are sold to customers in Australia, New Zealand and various overseas locations such as Europe, Asia and the US.

BHP Steel Lysaght Australia manufactures and distributes a wide range of roll-formed building and industrial steel products and accessories. Key applications include roofing, wall cladding and other residential, commercial and industrial products.

(b) Sales and distribution

An overview of Coated Products Australia's sales revenue by product category is presented in the figure below.


Coated Products Australia's sales revenue by product category
For the 12 months ended 30 June 2001
ZINCALUME® 12%
COLORBOND® steel 24%
Roll-formed 12%

Coated Products Australia is focused on maintaining its market share by providing solutions tailored to meet the specific demands of its customers and markets. Coated Products Australia's estimated domestic market shares for each category of steel product are presented in the figure below. While Coated Products Australia has relatively high market shares in each product category, these products compete with substitutes in wider end-use markets.


Coated Products Australia's estimated domestic market shares
For the 12 months ended 30 June 2001
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%

[1] *Metallic coated products includes galvanised, ZINCALUME® steel and special zinc finishes.*

Coated Products Australia is the largest supplier of metallic coated and pre-painted steel products in Australia, supplying an estimated 80% of the total tonnes of such steel products sold in the Australian market. Coated Products Australia is also the largest supplier of tinplate and blackplate packaging products in Australia, supplying an estimated 80% of the Australian and New Zealand market in the year ended 30 June 2001. These products also face competition from substitutes such as plastics and aluminium in the automotive sector; timber, concrete, aluminium and tiles in the building sector; and plastics, aluminium and glass in the packaging sector.

Coated Products Australia markets a full range of steel material solutions to the Australian building and construction industry, with products available for most major building applications. Its strong market position is supported by its portfolio of well-established and highly recognised brands, targeted service packages and a strong level of technical expertise. For example, Coated Steel Australia's COLORBOND® pre-painted steel is one of the most recognised industrial brands in Australia, with a high level of awareness at both the industry and end-consumer level. Similarly, the LYSAGHT® brand name has a high level of recognition in the market and has enabled BHP Steel Lysaght Australia to secure a significant share in its targeted segments of the commercial and residential building, fabrication and construction markets. Coated Products Australia maintains a dedicated intellectual property group responsible for establishing and maintaining intellectual property protection, especially trademark and patent protection for core and emerging technologies and products.

Coated Products Australia has established itself as a leading supplier of steel to the Australian automotive industry, maintaining long-standing relationships with major car companies, demonstrating a commitment to new product development and enjoying a close developmental alliance with the Australian automotive parts manufacturing industry.

Coated Products Australia is well positioned within the manufacturing and packaging industry. The business has developed close ties with many of Australia's major manufacturers. Most major laundry and kitchen appliances and domestic hot water heaters manufactured in Australia utilise Coated Products Australia's pre-painted steel for their doors and wrappers and other steel products for associated componentry. Coated Products Australia has also established strong relationships with manufacturers of steel can components and other associated products. These products are typically used in the packaging of food, pet food and general, industrial and aerosol products. Other more diverse uses range from kitchen utensils to automotive components.

Coated Products Australia distributes approximately 60% of its domestic metallic coated and pre-painted steel product sales directly from Springhill Works and Western Port Works. The remaining 40% of these steel product sales are directed through a national network of seven customer service centres. These customer service centres act as hubs for state-based sales functions and provide custom slitting and shearing services. Coated Products Australia also utilises independent distributors to process and distribute its products. The business distributes direct to its domestic tinplate customers.

Coated Products Australia exported approximately 30% of its metallic coated steel and pre-painted steel production to markets in Europe, South Africa, Latin America, the Middle East and Asia for the year ended 30 June 2001. Export sales have been supported by a strategy of positioning Coated Products Australia at the premium end of export markets for a range of metallic coated and pre-painted steel products. This strategy has entailed building strong brand recognition and consumer awareness and supporting this with high levels of service and technical expertise. In Latin America, for example, a number of customers have modified their roll-forming equipment to utilise BHP Steel's superior high-strength grades. This trend has been supported by technical seminars held by Coated Products Australia to educate installers and improve cladding fixing practices. In some of these markets, Coated Products Australia is a leading supplier.

Coated Products Australia exports approximately 53% of its tinplate and blackplate production to markets in New Zealand, Asia, Europe and the US. The division has successfully developed relationships with core customers in higher margin general line products (oil can and aerosols) and with global can makers in the higher volume food can products. This strategy has allowed a wide geographic spread of its customer base and enabled good access to markets to be maintained.

All export sales are facilitated through BHP Steel's network of international offices managed by Market and Logistics Solutions, the specialist group marketing function.

(c) Facilities and processes

Coated Products Australia operates a range of hot and cold rolling mills, electro-tinning mills, metallic coating and paint lines, roll-forming facilities and service centres across Australia.

Coated Steel Australia's two main production facilities are Springhill Works, located adjacent to Port Kembla Steelworks in New South Wales, Australia, and Western Port Works, located in Hastings, Victoria, Australia.

Springhill Works sources hot rolled coil from Port Kembla Steelworks and then processes it through various downstream mills to produce cold rolled coil, metallic coated and pre-painted steel products. Significant modernisation of the plant and infrastructure was undertaken during the 1990s. The primary facilities at Springhill Works consist of a coupled pickle cold mill, three continuous metallic coating lines and a wet paint line. Springhill Works has annual production capacities of 930,000 tonnes of cold-rolling, 660,000 tonnes of coating, and 140,000 tonnes of painting.

Western Port Works sources slab primarily from Port Kembla Steelworks with a small quantity obtained from OneSteel. Slab is transported from Port Kembla to Western Port Works on the *Iron Monarch*, a vessel owned by BHP Steel. Slab is processed through a series of downstream mills to produce hot and cold rolled coil, metallic coated and pre-painted steel products. The plant was constructed in the 1970s and underwent further development when additional metal coating and painting facilities were commissioned during the 1980s and 1990s. The primary facilities at Western Port Works consist of a hot strip mill, pickle line, five-stand cold rolled mill, batch annealing circuit and temper mill, three continuous metallic coating lines and two paint lines. Western Port Works has annual production capacities of 1.5 million tonnes of hot rolling, 1.1 million tonnes of cold rolling, 850,000 tonnes of coating and 330,000 tonnes of painting.

A further 110,000 tonnes of combined painting capacity is derived from Coated Steel Australia paint lines in customer service centre facilities located in Port Kembla, Sydney and Brisbane.

Facilities at Springhill Works and Western Port Works are of varying ages and types of construction but are generally in good condition, suitable for their present use and have sufficient capacity to meet expected production requirements for the foreseeable future. BHP Steel owns Springhill Works and Western Port Works and the land on which they are located.

Packaging Products has manufacturing facilities at Port Kembla Steelworks. The business undertook a major capital program between 1994 and 1999, investing $263 million to increase plant capacity and capability. The facility has sufficient capacity to meet expected production requirements in both tinplate and blackplate. To ensure a high level of customer support and service, laboratory facilities and expertise are maintained in key aspects of steel packaging manufacture technology.

BHP Steel Lysaght Australia operates a national network of 17 roll-forming facilities. BHP Steel Lysaght Australia's manufacturing facilities typically consist of roll-formers, purlin machines, metal presses and storage facilities. The

manufacturing process entails a roll-forming process, whereby metallic coated and pre-painted cold steel feed is rolled and cut into specified profiles. The two main raw material requirements for the manufacturing facilities are metallic coated and pre-painted steel. These materials are sourced entirely from Coated Steel Australia. Other significant raw materials, including roof mesh, non-steel cladding and fasteners, are sourced externally.

4.3.6 New Zealand Steel

(a) Overview

New Zealand Steel supplies customers in the building and construction industries, as well as intermediaries such as roll-formers and an established merchant network. New Zealand Steel's products include hot and cold rolled coil, plate, welded hollow sections, metallic coated and painted steel products. New Zealand Steel exports more than half of its steel production through BHP Steel's network of international sales offices.

New Zealand Steel operates a steel plant located in Glenbrook, New Zealand, producing a full range of flat steel products for both domestic and export markets. It operates at an annual crude steel production capacity of approximately 0.6 million tonnes.

New Zealand Steel produces slab that is processed through its rolling mills into hot rolled coil and plate. Approximately two-thirds of the hot rolled coil produced is further processed at New Zealand Steel into cold rolled coil, plate and hollow sections. Of the balance, approximately 170,000 tonnes is exported to markets in North America, Asia and the Pacific. A limited quantity of plate is supplied to domestic and export markets for engineering construction, mining and other applications. Cold rolling mills process hot rolled coil to produce thinner gauges required for the metallic coating line. Cold rolled coil is either distributed locally, exported to select markets or used as feed for the metallic coating line which manufactures both galvanised and ZINCALUME® zinc/aluminium alloy-coated steel. The painting line uses metallic coated coil to manufacture New Zealand's leading brand of painted steel, COLORSTEEL®. The construction industry is the primary end user of these metallic coated and painted products. A hollow section mill is used to produce pipe and tube sections in both black and galvanised finishes.

(b) Sales and distribution

An overview of New Zealand Steel's sales revenue by product category is presented in the figure below.


For the 12 months ended 30 June 2001
Cold rolled coil 15%
Galvanised 18%
Plate 6%
Hot rolled coil 22%

New Zealand Steel supplies approximately 70% of the total tonnes of flat steel products sold in the New Zealand market. Imports, including fabricated structures and manufactured components from offshore suppliers, account for the balance. New Zealand Steel also faces competition from substitutes such as concrete, aluminium, plastics, glass and timber.

Fletcher Building Limited's subsidiary, Pacific Steel, is the only other New Zealand steel producer, but produces only long steel products. Another subsidiary of Fletcher Building Limited, Pacific Coil Coaters, manufactures painted steel, sourcing most of its steel inputs from New Zealand Steel. Steel & Tube Holdings (a subsidiary of OneSteel) and Fletcher Steel (a part of Fletcher Building Limited) are steel products distributors and roll-formers and do not compete directly with New Zealand Steel. New Zealand Steel's estimated domestic market shares for each of its steel products are presented in the figure below.


For the 12 months ended 30 June 2001
Painted

(1) Metallic coated products includes galvanised and ZINCALUME® steel.

New Zealand Steel supplied 240,000 tonnes of steel products to the New Zealand domestic market in the year ended 30 June 2001 and exported 298,000 tonnes of steel products. New Zealand Steel's strong domestic market position is supported by an approach whereby solutions are tailored to meet specific demands of customers and markets. This approach is backed by technical support capabilities and well-established brand names such as COLORSTEEL® and ZINCALUME®. New Zealand Steel's products are distributed through both direct and merchant channels. Approximately 30% of both metallic coated and painted steel are sold directly to roll-formers. The majority of other products are distributed through Fletcher Steel and Steel & Tube Holdings.

In export markets, New Zealand Steel seeks to differentiate itself through long-standing customer relationships and has been successful at building a reputation for predictable product quality and a technical capability to meet a wide range of international standards.

The majority of export sales are coordinated through Market and Logistics Solutions, a specialist group marketing function.

(c) Facilities and processes

The New Zealand Steel facility includes a steel plant utilising a direct reduction process followed by electrical melting to produce high-purity molten iron from ironsands. The molten iron is then processed in a basic oxygen steelmaking vessel to produce liquid steel, which is then cast into slab. This slab is processed through various downstream mills to produce New Zealand Steel's full range of products. New Zealand Steel has annual production capacities of 600,000 tonnes of steelmaking, 600,000 tonnes of hot rolling, 400,000 tonnes of cold rolling, 200,000 tonnes of metallic coating and 60,000 tonnes of painting.

The facilities at the New Zealand Steel mill consist of four multi-hearth furnaces, four rotary kilns, two melters, a KOBM oxygen steelmaking vessel, a continuous slab caster, a hot rolling mill and two cold rolling mills, a metal coating line, a paint line and a pipe plant. A planned reline shutdown of one of its melters was successfully completed on 10 April 2002, with the melter commissioned following a successful second tap on 21 April 2002. BHP Steel has managed the lower production for the period by establishing stocks and managing export sales. Following this major maintenance and capital expenditure, estimated to total NZ$26 million, the expectation is that New Zealand Steel's facilities will be suitable for their present use and have sufficient capacity to meet production requirements for the foreseeable future. BHP Steel owns the New Zealand Steel facility and the land on which it is located.

Ironsands and coal are the main raw materials used in the steelmaking process, both of which are sourced locally. Ironsands are transported via a slurry pipeline from a mine operated by New Zealand Steel, located 18 kilometres from Glenbrook. Coal is transported by rail approximately 50 kilometres from a mine owned by the New Zealand Government. New Zealand Steel's single largest non-labour input cost is electricity, approximately 60% of which is generated onsite through a cogeneration plant owned by Duke Energy.

New Zealand Steel operates two ironsand mines under a long-term exclusive licence from the New Zealand Government. The major mine is located at Waikato North Head, which supplies approximately 1.2 million tonnes per annum of ironsand concentrate to the steel mill (processed from approximately 4.0 million tonnes of ironsand). A smaller mine is located at Taharoa, which mines and currently supplies approximately 700,000 tonnes of ironsand to export markets in Japan and China. As at 30 June 2001, the proven and probable reserves of ironsands at these mines were 109 million tonnes. These tonnages are sufficient to meet New Zealand Steel's production requirements at the current and projected rates of usage for the foreseeable future.

4.3.7 Coated Products Asia

(a) Overview

Coated Products Asia markets a range of metallic coated and painted steel products primarily to the building and construction industry and to some sections of the manufacturing industry across Asia and the Pacific. Coated Products Asia has two main businesses: Coated Steel Asia and BHP Steel Lysaght Asia.

Coated Steel Asia operates metallic coating and painting facilities in Thailand, Malaysia and Indonesia. These operations are majority-owned by BHP Steel, with minority interests being held by local strategic and financial partners. The businesses produce a range of well-established branded products to supply the building and construction industry and some segments of the appliance and general manufacturing markets. While the businesses supply both domestic and export markets, they are predominantly domestically focused.

BHP Steel Lysaght Asia produces and distributes steel roll-formed products and accessories for roofing and walling applications, as well as structural decking and light building sections. A growing proportion of the businesses' activities entails the packaging of total solutions to the building and construction industries, through the provision of packages such as pre-engineered buildings. Products are positioned within the commercial, industrial and residential segments of the building and construction industry. Roll-forming manufacturing centres are located in Thailand, Malaysia, Indonesia, Singapore, China, Taiwan, Brunei, Vietnam, Papua New Guinea, Fiji, New Caledonia, Vanuatu and Sri Lanka and are predominantly supplied from Coated Steel Asia. A number of these businesses have minority interests held by local strategic and financial partners.

Coated Products Asia has developed a reputation as a quality producer of flat steel products and building solutions throughout Asia and the Pacific. It has a network of metallic coating and painting lines and roll-forming facilities throughout the region, which is more extensive than any other steel producer. Through its long-term involvement in the region and its locally focused operations, Coated Products Asia is able to benefit from being a participant in the domestic markets. Its operations have an advantage over those of foreign producers by having shorter production lead times, lower handling costs, strong technical support capabilities, enhanced delivery performance, better access to customers and the ability to better respond to local product requirements. Coated Products Asia also benefits from preferential tax and duty concessions and generally favourable trade protection in its core domestic markets.

(b) Sales and distribution

An overview of Coated Products Asia's sales revenue by product category is presented in the figure below.


Coated Products Asia's sales revenue by product category
For the 12 months ended 30 June 2001
Other building products 23%
Cold rolled 6%
COLORBOND® steel 13%
Other painted 5%
ZINCALUME® steel 18%
Galvanised 4%
Non-prime/scrap coil 3%
Roofing & walling 25%

Coated Products Asia has strong market positions for its premium products, being ZINCALUME® zinc/aluminium alloy-coated steel, Clean COLORBOND® steel and the LYSAGHT® range of building products. However, these products represent a relatively small proportion of total tonnes of flat steel products sold in Asian markets. When all segments and materials are considered, Coated Products Asia holds a niche market share of the total building and construction industry and therefore has significant opportunities to grow.

Coated Steel Asia's domestic competition varies by country. Imported products represent the major competition. However, with a domestic focus, Coated Steel Asia is able to differentiate itself from imported products by offering superior service, technical support, market-specific products and shorter lead times. In Thailand, Coated Steel Asia maintains a market share of approximately 65% of the premium industrial steel construction segment. In Indonesia, Coated Steel Asia holds a market share of approximately 75% of the premium industrial construction segment. In Malaysia, Coated Steel Asia has a market share of approximately 50% of the premium industrial construction segment.

Coated Steel Asia utilises both direct and merchant distribution channels. Products from the coating lines for the building and construction industry are sold directly to BHP Steel Lysaght Asia and third party roll-forming companies in domestic and export markets. Marketing and sales functions are coordinated from offices located in Jakarta, Bangkok and Kapar.

BHP Steel Lysaght Asia generally operates in very competitive regional markets, with the market for roll-formed products in Asia and the Pacific tending to be relatively fragmented and regionally focused. This is largely a function of the nature of the roll-formed market which requires short lead times combined with small volumes. The business has been successful at gaining market share through the provision of innovative market solutions supported by a suite of high quality branded products. Examples of such solutions include pre-engineered buildings, steel roof trusses and residential roofing alternatives. BHP Steel Lysaght Asia has also increased its geographic spread with expansions into markets in China, Vietnam and Sri Lanka. The potential for future growth exists through selective geographic expansion within the region and increasing provision of construction solutions.

BHP Steel Lysaght Asia sells its products through a combination of direct sales to building contractors and through distributors, depending on market-specific needs. A network of 60 sales and marketing offices is maintained throughout the Asian and Pacific region.

(c) Facilities and processes

Coated Steel Asia's operations consist of a cold rolling mill in Thailand and metalling coating and paint lines in Indonesia, Malaysia and Thailand. BHP Steel Lysaght Asia operates roll-forming manufacturing facilities in the Asian and Pacific regions.

In Indonesia, BHP Steel has a 74% interest in a metallic coating and paint line in Cilegon, with the remaining interests held by three local investors. The facility was commissioned in 1995 and consists of a continuous hot dip metallic coating line and a continuous wet paint line. Cold rolled coil is sourced from Krakatau Steel domestically and various international suppliers. The facility has an annual metallic coating line production capacity of 100,000 tonnes and a paint line production capacity of 30,000 tonnes. The metallic coating line and paint line are currently operating at utilisation rates of approximately 65% and 90% respectively.

In Malaysia, BHP Steel has a 60% interest in a metallic coating and paint line in Kapar, with the remaining 40% interest held by a large local equity fund. The facility was commissioned in 1996 and consists of a continuous hot dip metallic coating line and continuous wet paint line. Cold rolled coil is sourced on a commercial basis from BHP Steel's Thailand facility, Coated Steel Australia, New Zealand Steel and external suppliers. The facility has an annual metallic coating line production capacity of 150,000 tonnes and a paint line production capacity of 60,000 tonnes. The metallic coating line and paint line are currently operating at utilisation rates of approximately 50% and 80% respectively.

In Thailand, BHP Steel has an 87.5% interest in a flat steel products facility in Map Ta Phut, with the remaining 12.5% interest held by a local investor. The facility was commissioned in 1998 and consists of a pickle line, cold rolling mill, dual-coating pot metallic coating line, and dual-oven coil paint line. Hot rolled coil is sourced primarily from a local supplier, Sahaviriya Steel Industries (which in turn imports slab from Port Kembla Steelworks), with the balance sourced from Coated Steel Australia, New Zealand Steel and external suppliers. The facility has a cold rolling capacity of 300,000 tonnes, a metallic coating line production capacity of 150,000 tonnes and a paint line production capacity of 60,000 tonnes, which are currently operating at utilisation rates of approximately 60%, 80% and 90% respectively.

BHP Steel Lysaght Asia operates 27 manufacturing facilities in 13 countries. The major materials used in roll-forming businesses are metallic coated and painted steel coil, which are predominantly sourced from BHP Steel's operations in Asia, Australia or New Zealand. A number of BHP Steel Lysaght Asia's operations have minority interests held by various local strategic and financial partners.

4.3.8 Corporate office and group functions

(a) Corporate office

BHP Steel's corporate office, located at Level 11, 120 Collins Street, Melbourne, Australia, comprises the office of the Chief Executive Officer and a small number of specialists in the areas of finance, strategy, marketing, information systems, human resources, corporate affairs, investor relations and legal.

BHP Steel has outsourced selected business support activities to an external provider, Cap Gemini Ernst & Young, which operates a shared business service centre in Adelaide, South Australia. These support services relate to payroll, accounting, supply and human resources.

(b) Market and Logistics Solutions

Market and Logistics Solutions, in conjunction with BHP Steel's businesses, is responsible for developing and delivering customer solutions into the various markets served by BHP Steel. The functions that report directly into Market and Logistics Solutions include Strategic Marketing, Export Marketing, Transport and Logistics and Information Technology.

The Strategic Marketing team is responsible for major marketing initiatives, such as the development of BHP Steel's e-commerce capability. A more detailed overview of BHP Steel's Information Technology and e-commerce capabilities are provided in Part 4.3.8(d) of this Scheme Booklet.

Export Marketing coordinates the sales and distribution of each business in export markets, handling customer relationships, export marketing, sales logistics and document processing. In addition, Export Marketing manages a network of sales offices in Hong Kong, India, Japan, the Philippines, Singapore, South Africa, South Korea, Taiwan, China, Vietnam, the United Arab Emirates, the United Kingdom and the US.

The Transport and Logistics group provides logistics services to BHP Steel, and other strategic third-party customers such as OneSteel. Transport and Logistics coordinates transport for approximately 1.5 million tonnes per annum of steel products by road and 2.0 million tonnes per annum of steel products by rail. In addition, the Iron Monarch, a vessel owned by BHP Steel, ships approximately 1.0 million tonnes per annum of slab from Port Kembla Steelworks to Western Port Works.

The Transport and Logistics team optimises supply chains through modal choice and route selection. Back-hauls are maximised by aggregating cargoes of BHP Steel, OneSteel and other complementary third-party cargoes. This approach ensures BHP Steel provides its customers with a flexible, low cost distribution solution. Transport and Logistics derives approximately 50% of its revenue from BHP Steel and approximately 40% of its revenue from OneSteel.

(c) Research and development

BHP Steel currently supports its businesses through its research and development function with 90 dedicated employees. Activities are coordinated from the Steel Research Laboratories located at Port Kembla. Three broad categories of research and development activities are maintained:

- customer products and service: focused on providing leading-edge product solutions in metallic coated and painted flat steel products and optimising technical support to customers. These activities enable BHP Steel to differentiate itself in the marketplace and forge strong customer relationships;
- manufacturing excellence: targeted towards the optimisation of operating performance. Activities encompass a wide range of applications including the development of new processes, the improvement of existing processes and equipment and the extension of the operating life of major fixed assets; and
- organisational learning: BHP Steel develops and utilises technical alliances to stay abreast of new developments. Research and development activities are responsible for these developments across the group and ensuring that acquired knowledge is shared across the group.

Through its iron and steel making research at Port Kembla, BHP Steel plans to retain collaborative technology links with BHP Billiton's Minerals Processing Laboratory based in Newcastle, Australia.

(d) Information technology

The majority of BHP Steel's information technology services are outsourced to Computer Sciences Corporation. BHP Steel's Information Systems function formulates information technology strategy and architecture, coordinates group-wide policies, security and standards, and manages external consultants and service providers to ensure the delivery of required business outcomes.

BHP Steel utilises extensive web and e-commerce capabilities to communicate with its customers and suppliers. BHP Steel operates a product information web site that is focused on the application of BHP Steel's products and has been developed for the benefit of architects, engineers, manufacturers and other end users. The website is integrated with "BHP Steel Direct", a product information call centre. E-commerce capabilities have been further enhanced following an agreement with US-based NewView Technologies. NewView Technologies (formerly e-Steel) provides software and services to support supply chain interactions. Under the terms of the agreement, NewView Technologies provides BHP Steel with a web site that contains customer transaction processing capabilities and presents company and steel industry information. Associated systems enable customers to place orders, review dispatch information, monitor the status of orders and obtain copies of invoices.

BHP Steel currently shares much of its information technology infrastructure with BHP Billiton. There will be arrangements to ensure the secure separation of all infrastructure as part of the Steel Demerger.

(e) Environment

As part of BHP Billiton, BHP Steel has established and implemented environment management systems at operating sites incorporating policies, standards, procedures and monitoring and measurement regimes. BHP Steel currently intends to continue with these environment management systems and aims to have International Standards ISO 14001 (Environmental Management Systems) certification by December 2003. As part of its continued commitment to responsible environmental management, the BHP Steel Board will receive regular management reports on environmental regulatory issues and on actions and expenditures required to support environmental initiatives. This includes those

actions required to address reasonable community expectations and amendments to the regulatory regime.

In preparation for the Steel Demerger, an environmental liability assessment was undertaken at BHP Steel sites. The purpose of the assessment was to identify material environmental issues across BHP Steel sites and to assess site management and corrective action plans against any issues identified as material. The issues included those requiring expenditure in the next five years to address current legal requirements, reasonable community expectations, reasonably anticipated future regulatory requirements and the potential for any off-site environmental impacts, as well as the existence of disclosed and discovered circumstances that may result in criminal prosecution under any environmental law.

To achieve the objectives of the assessment, a methodology was developed, and then implemented by an experienced team from BHP Billiton and BHP Steel. This methodology was then verified by independent environmental consultants, Egis Consulting Australia Pty Ltd ("**Egis Consulting**"), to ensure that the assessment process was robust and likely to identify material issues. The assessment methodology classified BHP Steel sites into five levels according to their historical operations and their potential to give rise to material environmental issues. The five categories of sites were major sites (with a history of large-scale manufacturing activity), medium, minor, non-operational sites and those being transferred to BHP Steel from BHP Billiton Transport and Logistics. Depending on the category, an appropriate assessment procedure was developed, involving site visits, interviews with management and questionnaires. Egis Consulting verified that the methodology was followed and that material environmental and health issues can be expected to have been identified by the assessment.

No material environmental issues were identified by the assessment at any of the medium, minor, non-operating or Transport and Logistics sites. No material environmental issues were identified at three of the four major sites, namely Coated Steel Australia's Springhill Works and Western Port Works and New Zealand Steel's Glenbrook steel plant. At the fourth major site, Hot Rolled Products' Port Kembla Steelworks, three material environmental issues were identified. The first related to upgrading the sinter plant to improve stack emission quality, which is already being implemented. Improvements may also be required in relation to the control of off-site discharges of waste waters and contaminated groundwater which may require the introduction of new water treatment facilities in the next three to five years. The third environmental issue relates to the possible future control of hydrogen sulphide emissions from blast furnace slag granulators. However, this requirement cannot be determined until reliable technical measurement of this emission is available. The environmental issue may not be material if the measurement indicates that emissions are below levels that warrant further reduction. Appropriate amounts will be provisioned for these items if the remedial actions are found to be required.

In respect of environmental issues beyond five years, the assessment disclosed a number of environmental issues relating to community expectations and reasonably anticipated future regulatory requirements, such as a possible carbon tax on greenhouse gas emissions. These issues will be addressed through BHP Steel's environmental management standards and resultant action plans and budgets in the future.

(f) Occupational health and safety

BHP Steel believes that it complies in all material respects with the local country and state government occupational health and safety regulations, Acts and other mandatory requirements relevant to the health and safety of employees, contractors and visitors to its operations.

BHP Steel has a goal of zero harm, which sets health and safety targets to continually reduce the risk of harm to employees, contractors and visitors to sites. An occupational health and safety management system is maintained that defines the guiding principles and standards for BHP Steel's occupational health and safety performance. Management is accountable for overall safety performance and is assisted by health, safety and risk experts who advise on relevant technical and regulatory issues.

BHP Steel's facilities are regularly audited to ensure continued legal compliance for the areas in which they operate, as well as for compliance with the safety management system. Health and safety incidents are investigated and corrective actions developed. In addition, there are regular reports to management on the health and safety performance of the organisation.

(g) Legal proceedings

BHP Steel is involved in various claims and law suits incidental to the ordinary course of its business, including claims for damages and commercial disputes relating to its products and services. BHP Steel is not currently party to any material legal proceedings nor is it aware of any likely material legal proceedings that have not already been provided for in the combined financial statements contained in this Scheme Booklet.

4.3.9 BHP Steel Directors, senior management and employees

(a) BHP Steel Directors and corporate governance

Composition of the BHP Steel Board

Graham Kraehe
Chairman
Age 59, BEc

Mr Kraehe will be Chairman of the BHP Steel Board. He has a strong background in manufacturing and was the managing director and chief executive officer of Southcorp Limited from 1994 to February 2001. Mr Kraehe is currently a board member of News Corporation, Brambles Limited and National Australia Bank Limited and was formerly a board member of Email Limited. Previously, he held positions as managing director of Pacifica Limited and WH Wylie Limited (now Monroe) and is a former chairman of NIES, former director of the Business Council of

Australia and former national president of the Metal Trades Industry Association.

Ron McNeilly
Deputy Chairman
Age 58, BCom, MBA, FCPA

Mr McNeilly joined BHP Billiton in 1962 and will be the Deputy Chairman of the BHP Steel Board. Mr McNeilly has over 30 years of experience in the steel industry and previously held positions with BHP Billiton including Executive Director and President BHP Minerals, Chief Operating Officer, Executive General Manager and Chief Executive Officer BHP Steel, General Manager Transport, General Manager Long Products Division and General Manager Whyalla Works. He is the chairman of Melbourne Business School Limited, a director of Melbourne Storm Football Club Limited, a director of GH Michell & Sons Holdings Pty Limited and a former director of QCT Resources Limited and Tubemakers of Australia Limited. Mr McNeilly is also vice president of the Australia Japan Business Cooperation Committee and a member of the Council on Australia Latin America Relations.

Kirby Adams
Managing Director and Chief Executive Officer
Age 46, BSc (IndustEng), MBA

Mr Adams joined BHP Billiton in 1995 and was appointed Chief Executive Officer of BHP Steel in March 2000. Prior to this, Mr Adams has held positions with BHP Billiton including President BHP Services, Group General Manager and Chief Executive Officer BHP Service Companies, and Corporate General Manager Planning and Development. He is currently a director of the International Iron and Steel Institute and a former president and chief executive officer of Titanium Metals Corporation, the world's largest titanium metals company.

John Crabb
Non-executive director
Age 62

Mr Crabb has over 30 years of experience in the metals industry and was managing director and chief executive officer of Simsmetal Limited from 1988 until 2002. He joined the Simsmetal Group in 1965 and held a variety of line management positions with the group during his career. Mr Crabb is currently a director of MIM Holdings Limited and is chairman of Capral Aluminium Limited. He is a member of the National Executive Committee of the Australian Industry Group. Mr Crabb recently retired as chairman of Australian Refined Alloys Limited.

Diane Grady
Non-executive director
Age 53, BA (Hons), MA (Chinese Studies), MBA

Ms Grady has been a full time non-executive director since 1994. She is currently a director of Woolworths Limited, Wattyl Limited and the Lend Lease US Office Trust. She is also a trustee of The Sydney Opera House, a director of the Australian Institute of Management (New South Wales) and a governor of Ascham School. Previously, Ms Grady was a partner with McKinsey & Co where she spent 15 years consulting to clients in a broad range of industries on strategic and organisational issues.

Kevin McCann
Non-executive director
Age 61, BA LLB (Hons), LLM

Mr McCann is co-chairman of partners, Allens Arthur Robinson (formerly Allen Allen & Hemsley). He was appointed as a partner in 1970, and now specialises in mergers and acquisitions, mineral and resources law and capital markets transactions. Mr McCann is chairman of Healthscope Limited, Origin Energy Limited and the Sydney Harbour Federation Trust. He is a director of Macquarie Bank Limited and other listed companies and has served on the boards of Pioneer International Limited, Ampol Limited and the State Rail Authority of New South Wales. He is also a member of the Takeovers Panel.

Paul Rizzo
Non-executive director
Age 57, BCom, MBA

Mr Rizzo has broad experience in general management, finance and banking as a chief executive officer and director and is currently Dean, Director and Professorial Fellow of the Melbourne Business School. He is a director of NM Rothschild & Sons (Australia) Limited, NM Rothschild Australia Holdings Pty Limited and the Epworth Board of Management. Previously, Mr Rizzo held positions as group managing director – finance & administration of Telstra Corporation Limited, chief general manager – retail banking Commonwealth Bank of Australia, chief executive officer of State Bank of Victoria, and held a range of senior executive positions at ANZ Banking Group Limited. He has also previously served as chairman of Foxtel Management Pty Limited and as a director of IBM Global Services Australia Limited.

Role of the BHP Steel Board

The BHP Steel Board is responsible for overseeing the management and conduct of BHP Steel, and is committed to acting responsbly and ethically to create shareholder value.

Following the Steel Demerger, the BHP Steel Board will adopt a policy, set standards and oversee the development and implementation of systems relating to the corporate governance of BHP Steel. The main functions of the BHP Steel Board will be to:

- approve the budgets, policies and strategic direction of BHP Steel and monitor performance against these;
- appoint, and monitor the performance of, the Managing Director and Chief Executive Officer and the senior management team;
- oversee BHP Steel's risk management strategies and monitor the adequacy of internal controls implemented to identify, report on and manage BHP Steel's financial and business

risks;

- approve major investments and monitor the return of those investments against projections;
- approve and oversee the implementation of remuneration and recruitment policies and practices;
- require the adoption and implementation of contemporary standards of ethical behaviour by BHP Steel representatives and in the activities and operations of BHP Steel;
- oversee the timely provision of continuous disclosure information to shareholders and the investment community; and
- promote the reputation of BHP Steel and oversee its commitment to the environment and the health and safety of its employees, contractors, customers and the community.

The BHP Steel Board will regularly review the corporate governance of BHP Steel, including its own performance and the performance of the BHP Steel Board committees and the authorities delegated by it to management.

BHP Steel Board processes

Following the Steel Demerger, the BHP Steel Board will meet regularly. If required, the BHP Steel Board will meet by telephone conference or other agreed means to deal with urgent matters. BHP Steel Directors will receive comprehensive board papers in advance of each meeting.

Resources available to the BHP Steel Board

The BHP Steel Board will have the right to access BHP Steel employees, advisers and records at any time.

BHP Steel Directors will also have access to the advice and counsel of the Chairman and the Company Secretary in relation to their duties and responsibilities. BHP Steel Board committees will have the right to seek independent professional advice at BHP Steel's expense if required.

Committees of the BHP Steel Board

As part of BHP Steel's corporate governance, the BHP Steel Board will, upon the listing of BHP Steel on ASX, establish the following committees:

- audit and risk committee;
- occupational health, safety and environment committee; and
- remuneration committee.

The committees will operate in accordance with terms of references established by the BHP Steel Board.

Review of the membership of the BHP Steel Board and consideration of potential BHP Steel Directors will be undertaken by the full BHP Steel Board.

Audit and risk committee

Following the Steel Demerger, the members of the audit and risk committee will be Mr Paul Rizzo (Chairman), Mr Kevin McCann and Mr Ron McNeilly. BHP Steel's audit and risk committee will develop a charter to be approved by the BHP Steel Board following the Steel Demerger, which sets out the committee's responsibilities. The role of the committee will be to assist the BHP Steel Board in fulfilling its responsibilities in relation to the areas of identification of significant business risks and the monitoring of:

- effective management of financial risk, including BHP Steel's internal audit controls;
- compliance with law and regulations;
- management of financial reporting, including the maintenance of appropriate accounting records, controls and financial systems.

The committee will establish and oversee processes for effective and efficient audit.

The audit and risk committee also will be responsible for reviewing the nomination and performance of a firm of independent external auditors for appointment by the BHP Steel Board. The committee will then regularly review the performance of the external auditors and make the necessary recommendations to the BHP Steel Board.

Occupational health, safety and environment committee

BHP Steel's occupational health, safety and environment committee will develop a charter to be approved by the BHP Steel Board following the Steel Demerger, which sets out the committee's responsibilities. The main items will be:

- benchmarking BHP Steel's health, safety and environmental responsibilities;
- establishing appropriate policies and standards and monitoring occupational health, safety and environmental performance;
- effective management of potential liabilities;
- compliance with laws and regulations;
- acknowledging and working with community expectations and technological changes.

The BHP Steel Board considers these issues to be of paramount importance and proposes to undertake the work of this committee as a full board.

Remuneration committee

Following the Steel Demerger, the members of the Remuneration Committee will be Ms Diane Grady (Chairman), Mr Graham Kraehe and Mr Ron McNeilly. BHP Steel's remuneration committee will develop a charter to be approved by the BHP Steel Board following the Steel Demerger, which sets out the committee's responsibilities. The main items will be:

- recruitment and termination of BHP Steel's senior executives;
- establishment of remuneration and recruitment policies and practices;
- performance monitoring of BHP Steel's employee directors, officers and other key employees;
- succession planning;
- employee incentive plans and other employee benefits;
- superannuation.

The remuneration committee will set remuneration levels competitively to attract the most qualified and experienced senior executives. Where necessary, the committee will seek independent advice on appropriate remuneration packages.

(b) Senior management executives

Michael Barron
Chief Legal Officer and Company Secretary
Age 47, BEc, LLB

Mr Barron joined BHP Steel in 2002. He is responsible for the legal affairs of BHP Steel and for Company Secretarial matters. Prior to joining BHP Steel, Mr Barron held the position of group general counsel of Orica Limited where he was employed for 16 years, holding a variety of legal positions in Australia and overseas. His responsibilities at Orica Limited included membership of the executive team and management of the company secretarial, corporate affairs and internal audit functions.

Cyril Benjamin
President, New Zealand Steel
Age 59, BCom

Mr Benjamin joined BHP Billiton in 1971. He was appointed President, New Zealand Steel in 1999 and is responsible for the performance of the New Zealand Steel businesses. Mr Benjamin previously held positions within the BHP Billiton group including, Manager, Western Port and General Manager Operations within the coated products business.

John Cleary
Retiring President, Coated Products
Age 55, BScTech (Metallurgy)

Mr Cleary will be retiring from BHP Billiton effective 1 July, 2002. Mr Cleary joined BHP Billiton in 1964. He was appointed President, Coated Products in 1999 and is responsible for the overall performance of the coated products businesses. Mr Cleary previously held numerous positions with BHP Billiton including Group General Manager, Coated Steel Australia, Group General Manager Mills and Coating, Assistant General Manager Slab, Plate and Strip Products, and General Manager Operations, New Zealand Steel.

Michael Courtnall
President, Asian Building and Manufacturing Markets
Age 53, BScEng (Metallurgy) (Hons)

Mr Courtnall joined BHP Billiton in 1985. He was appointed President, BHP Steel Asia in 2000 and is responsible for the performance of the Asian steel businesses. Mr Courtnall previously held positions within the BHP Billiton Group including President, Coated Steel Asia and Export, Group General Manager, BHP Steel Americas and General Manager Operations International Division. Prior to joining BHP Billiton, he worked for Fletcher Steel in New Zealand and British Steel Corporation in the United Kingdom. Mr Courtnall sits on the boards of BHP Steel's Asian coating businesses.

Noel Cornish
President, Australian Building and Manufacturing Markets
Age 52, BSc (Metallurgy), MEngSc

Mr Cornish joined BHP Billiton in 1969. He was appointed President, Packaging Products in 2000 and is responsible for all coated products businesses in Australia. Mr Cornish previously held positions within the BHP Billiton group, including Group General Manager, Whyalla Steelworks and President, North Star BHP Steel. Mr Cornish is a member of the Packaging Council of Australia Board and the International Iron and Steel Institute Packaging Committee.

Lee de Vryer
Executive Vice President, Strategy and Business Development
Age 38, BE (Hons), MBA

Mr de Vryer joined BHP Billiton in 1997. He was appointed Strategic Advisory Leader, Strategy and Business Development for BHP Steel in July 2000. Mr de Vryer previously held other strategy and business development positions with BHP Billiton including Global Practice Leader, Corporate Business Development and Manager, Group Strategy, Planning and Business Development. He was formerly employed by The Boston Consulting Group as a manager.

Kathryn Fagg
President, Market and Logistics Solutions
Age 40, BE (Hons - Chemical), MCom (Hons)

Ms Fagg joined BHP Billiton in 2000 as Vice President, Fulfilment and Market Solutions for BHP Steel. She is responsible for the overall marketing and sales capability including Strategic Marketing and the International Marketing Network, Transport and Logistics, Supply Chain Velocity, Information Systems and e-Commerce, and overseeing BHP Steel Lysaght Australia. Ms Fagg previously held a number of senior positions with ANZ Banking Group Limited including managing director, Banking Products, and general manager, Retail Banking, New Zealand. Her previous experience was with McKinsey & Co as an associate, and with Esso Australia Limited as a petroleum engineer. Ms Fagg is a member of the Board of Parks Victoria.

Ian Fraser
Executive Vice President, Human Resources
Age 50, BA (Psych), Grad Dip (OrgBehaviour)

Mr Fraser joined BHP Billiton in 2000 as Vice President, Human Resources for BHP Steel. He is responsible for the group

management of human resources and industrial relations. Mr Fraser previously held the position of general manager Human Resources with Pioneer International Limited. He has extensive experience in both human resources and general management across a number of manufacturing market sectors including the food, building products and chemical industries.

David Goodwin

Executive Vice President, Corporate Affairs

Age 38, LLB, Grad Dip (Commercial Law), MBus (Logistics)

Mr Goodwin joined BHP Billiton in 1994. He was appointed Strategic Advisory Leader, External Affairs for BHP Steel in September 2000 and is responsible for BHP Steel's employee and external stakeholder communication programs, including government, media and community relations. Mr Goodwin previously held various positions with BHP Billiton in legal management, government relations and external affairs management roles and was formerly Vice President, External Affairs for OneSteel prior to its demerger from BHP Billiton.

Lance Hockridge

President, Industrial Markets

Age 47, BCom (Hons)

Mr Hockridge joined BHP Billiton in 1978. He was appointed President, Flat Products in 2000 and is responsible for the overall performance of the Hot Rolled Products businesses, New Zealand Steel and is Chairman of North Star BHP Steel. Mr Hockridge previously held numerous positions in BHP Billiton including Group General Manager BHP Transport, Corporate General Manager International, Group General Manager Human Resources and External Affairs Steel, Group General Manager Rod Bar and Wire, and President Long Products. He is currently a director of internal companies, community organisations and the Australian Industry Group.

Brian Kruger

Chief Financial Officer

Age 40, BEc, ASCPA

Mr Kruger joined BHP Billiton in 1983. He was appointed Chief Financial Officer of BHP Steel in 2001 and is responsible for finance, treasury, taxation, supply, investor relations, investments, audit and insurance. Mr Kruger previously held positions with BHP Billiton including Practice Leader, Corporate Finance and Vice President Finance, North Star BHP Steel.

Col Weatherstone

President, Coated Steel Australia

Age 46, BEng (Mining) (Hons)

Mr Weatherstone joined BHP Billiton in 1977. He was appointed President, Coated Steel Australia in 1999. Mr Weatherstone previously held positions within the BHP Billiton Group, including President, BHP Illawarra Coal, Group Manager Safety & Risk Management, BHP Steel and Group Manager Strategic Planning, BHP Steel.

(c) Employees

As at 31 December 2001, BHP Steel had 12,204 employees. A breakdown of employees by operating division is set out below.

Employees by business reporting segment

	As at 30 June			As at 31 December	
	1999	2000	2001	2000	2001
Hot Rolled Products[1]	5,819	5,377	4,749	5,061	4,506
Coated Products Australia	4,586	4,508	4,392	4,440	4,170
New Zealand Steel	1,321	1,321	1,335	1,313	1,294
Coated Products Asia	1,936	1,788	1,876	1,847	1,774
Logistics and services	438	436	419	418	430
Head office	35	35	30	30	30
Total	14,135	13,465	12,801	13,109	12,204

[1] Employees of Hot Rolled Products does not include employees of North Star BHP Steel.

The majority of BHP Steel's production and maintenance employees are members of various trade unions and are covered by enterprise awards and/or agreements. In Australia, new site level agreements are currently being negotiated for the Hot Rolled Products and Coated Products Australia businesses. It is intended that these agreements will operate until at least March 2004.

The New Zealand Steel agreement was recently renegotiated and provides for the introduction of payments linked to productivity improvement. It will remain in force until 31 May 2003. Within the Coated Products Asia's businesses, enterprise specific agreements are generally renegotiated annually having regard to country specific legislative requirements.

BHP Steel management and administration staff are generally non-unionised and covered by individual employment arrangements that are underpinned by legislative safety net provisions. Under the Business Improvement Incentive Scheme introduced in July 2001, the majority of non-unionised staff will have the opportunity to earn an annual bonus payment subject to personal performance and BHP Steel's performance against business and financial improvement targets.

BHP Steel's Australian operations have generally experienced low levels of industrial disputation. Average lost time for the three years ended 30 June 1998 was 0.33% of available time and for the three years ended 30 June 2001, it was 0.64%. During the first half of 2001, average lost time increased to 2.69% due mainly to disputation over the implementation of major restructuring and outsourcing initiatives at Hot Rolled Products and Coated Products Australia's Packaging Products operation. These initiatives resulted in BHP Steel's Port Kembla-based workforce being reduced by 822 during 2001, with further planned reductions of 188 to be achieved by October 2002. A new award has been made with steel unions (AWU, AMWU and

ETU), detailing an agreed process for implementation of Hot Rolled Products' maintenance outsourcing initiatives without further disputation.

During the second half of 2001, average lost time was 1.19% and reflected disputation over enterprise bargaining negotiations. Disputation arose, in particular, as a result of BHP Steel's refusal to roll over security of employment arrangements previously applying to employees at Hot Rolled Products' and Coated Products Australia's Port Kembla sites and Western Port Works and BHP Steel's insistence on the introduction of continuity of operations arrangements at these locations.

At Port Kembla, the campaign of strike action over these issues ceased in January 2002 when these matters were referred to the NSW Industrial Relations Commission ("**Commission**"). The parties have since agreed to the Commission determining these matters by conciliation as they relate to Port Kembla sites. A decision in these proceedings is expected to be handed down in May 2002.

At Western Port Works, an agreement in principle about these matters has been reached with the AWU. This union represents the majority of award covered employees at that site. Discussions are continuing with the trades unions who represent other award covered employees at Western Port.

In principle agreements have also been reached at Coated Products Australia's CSA service centres and it is anticipated that these agreements will be submitted to the Federal Commission for certification progressively during May 2002. Discussions are continuing at BHP Steel Lysaght Australia's service centres.

No or minimal lost time due to industrial disputation has occurred in BHP Steel's operations in other countries over the same period.

4.4 RISKS ASSOCIATED WITH BHP STEEL

There are a number of risks associated with owning BHP Steel Shares. BHP Billiton Limited Shareholders should carefully consider the following risks, as well as the advantages, disadvantages and risks of the Steel Demerger Proposal set out in Part 2 of this Scheme Booklet and the other information contained in this Scheme Booklet.

4.4.1 BHP Steel's business is largely dependent on international steel prices, which are volatile, difficult to forecast and which have been depressed

Exports accounted for approximately 27% of BHP Steel's revenue in the year ended 30 June 2001. BHP Steel's revenues and earnings are therefore very sensitive to changes in international steel prices. Short-term price movements would typically have an immediate impact on BHP Steel's commodity product range (e.g. slab, hot rolled coil and cold rolled coil). Short-term price movements have a substantially lesser impact on BHP Steel's value-added domestic metallic coated and painted steel product range. These products will be impacted by the longer-term trends in steel prices.

International steel prices have historically been very volatile. For example, in the last five years, European export hot rolled coil FOB prices have sometimes varied by as much as US$140 per tonne in a 12-month period. BHP Steel's production accounts for only a very small part of global steel production and the factors that affect international steel prices, such as economic growth, exchange rate fluctuations, changes in global steel production capacity, changes in the cost of raw materials and trade barriers, are outside of its control.

The historical long-term trend of international steel prices has been downwards, with periods of significant increases above and decreases below this long-term trend. Forecasting the exact timing of increases and decreases in international steel prices, their level and their duration is difficult and often imprecise.

International steel prices have been depressed. For example, the FOB price of European exported hot rolled coil was US$195 per tonne as at February 2002, which is close to the lowest price for this product at any point during the last 15 years.

The recent trade actions in the US and elsewhere, while potentially increasing steel prices in some markets, could have the impact of reducing prices in other markets as steel trade flows are redirected depending on the level of protectionism.

4.4.2 BHP Steel relies on its coking coal supply contract with the BHP Billiton entities that own the Illawarra Collieries

BHP Steel relies on the coking coal supply contract it has with the BHP Billiton entities that own the Illawarra Collieries for 90% of its coking coal requirements for Port Kembla Steelworks (see the summary of coal supply arrangements in Part 8.14.1(f) of this Scheme Booklet). BHP Steel considers the supply under that coking coal contract as essential to its operations due to a lack of low-cost alternative sources of suitable coal. If coal ceases to be supplied to BHP Steel under this contract for any reason, this could be expected to have a material adverse impact on the costs of producing steel at BHP Steel's Port Kembla Steelworks and, hence, on the financial performance of BHP Steel.

4.4.3 The industries in which BHP Steel is involved are highly cyclical

BHP Steel's revenues and earnings are sensitive to the level of activity in the Australian and New Zealand construction, manufacturing and automotive industries. These industries are highly cyclical and sensitive to a number of factors outside of BHP Steel's control, including the general economic conditions in Australia and New Zealand.

BHP Steel is not able to predict the timing, extent and duration of the economic cycles in the markets in which it operates. Because many of BHP Steel's costs are fixed, if a downturn occurs, it may not readily be able to reduce its costs in proportion to the extent of the downturn. Any significant or extended downturn in the Australian and New Zealand construction, manufacturing or automotive industries will negatively affect BHP Steel's revenues, profits and financial condition, as would the permanent closure of manufacturing or automotive operations.

4.4.4 BHP Steel could be adversely affected by changes in the structure of the Australian steel industry

Although BHP Steel is the primary supplier of flat steel products in Australia and New Zealand, it faces increasing competition from imports. Historically, BHP Steel has enjoyed a strong market position relative to imports. However, there can be no assurance

that BHP Steel will be able to maintain this position. Increases in steel imports could result in less demand for steel manufactured in Australia, having a negative impact on BHP Steel's revenues, costs and profits.

In addition, there is a risk that existing customers may discontinue purchases from BHP Steel if they pursue closer ties with offshore flat steel producers or decide themselves to move into the production of flat steel products. Other Australian domestic producers of painted steel products are estimated to have capacity to supply 35,000 to 65,000 tonnes per annum. These producers supply product within the BHP Steel range and should they undertake a major expansion of facilities it may negatively affect BHP Steel.

There are also a number of projects currently being considered by new market entrants that envisage the development of additional flat steel production, coating capacity, or both, in Australia. If any such change in the industry structure were to occur, this could negatively affect BHP Steel's revenues, costs and earnings.

4.4.5 BHP Steel's exports are subject to new tariffs in the US and may be subject to other potential international trade barriers

Approximately 27% of BHP Steel's revenues were derived from export sales in the year ended 30 June 2001. In addition to the risks that ordinarily affect exporting companies, such as fluctuations in exchange rates, there is a risk that BHP Steel's export revenues and earnings could be adversely impacted by measures adopted by the governments of countries to which BHP Steel exports. Measures designed to protect the domestic steel industry of these countries could include, for example, the increase of import duties or tariffs, the imposition of quotas on steel imports or the provision of subsidies to their domestic steel industry.

On 5 March 2002, following recommendations from the US ITC, the President of the US announced the imposition of a 30% tariff (reducing over three years) on imports of slab (in excess of a quota), hot rolled coil and other selected steel products into the US for a period of three years. While approximately 80% of BHP Steel's Australian exports to the US are exempt from this tariff or are included within a tariff-free quota, BHP Steel's exports could be affected by retaliation by other steel-producing nations which, if they introduced similar measures in response to the US action, could limit BHP Steel's ability to compete in those markets. Steel producers may also redirect export sales into BHP Steel's domestic markets. These measures could be in retaliation to the US action and/or to protect other domestic steel industries from steel imports diverted away from the US. In late March 2002, the European Union announced that it would implement provisional measures under the form of tariff-quotas to limit imports of certain steel products as a result of the US President's decision to impose tariffs on these products, including hot rolled coil. These measures could limit BHP Steel's ability to compete in those markets. Further information on these tariff announcements is contained in Part 4.2.2 of this Scheme Booklet.

4.4.6 Industrial disputes between BHP Steel and unions could disrupt BHP Steel's operations

The majority of BHP Steel's production and maintenance employees are members of trade unions. These employees are generally covered by collective bargaining agreements, which periodically come up for renegotiation and renewal. In the recent past, BHP Steel has experienced industrial disputes at its Australian operations, particularly as a result of the outsourcing of some of its functions. BHP Steel will continue to restructure operations and pursue other workplace change initiatives designed to improve the performance of its businesses. Disputes with trade unions regarding these initiatives, and other business improvement initiatives, could lead to strikes or other forms of industrial action (e.g. bans and limitations) that could disrupt BHP Steel's operations, raise costs and reduce BHP Steel's revenues and profits. The outcome of these disputes could also limit BHP Steel's ability to implement these initiatives, resulting in a loss of relative global competitiveness.

4.4.7 BHP Steel's actual results may be worse than those contained in forecast financial information included in this Scheme Booklet

Included in this Scheme Booklet are the forecast financial performance and cash flow statements for the years ending 30 June 2002 and 30 June 2003. These forecasts have been prepared based upon an assessment of present economic and operating conditions and on a large number of assumptions regarding future events and actions. These assumptions are subject to a variety of significant business, economic and competitive uncertainties, many of which are outside the control of BHP Steel. The results are particularly sensitive to hot rolled coil prices and if the actual hot rolled coil prices in a period are materially lower than the forecast prices, this could cause the actual results to be worse than those contained in the forecast financial information. The forecast, including the extent of its sensitivity to hot rolled coil prices, is contained in Part 5.7 of this Scheme Booklet. Inclusion of the forecast financial information in this Scheme Booklet should not be regarded as a representation by any person that the results contained in the forecast financial information will be achieved.

4.4.8 The historical financial information included in this Scheme Booklet may not reflect BHP Steel's actual results, had it been a separate company

The historical financial information regarding BHP Steel that is included in this Scheme Booklet has been prepared by combining the results of operations, financial position and cash flows of each of the legal entities that have formed part of BHP Steel's operations in each of the historical periods. The combined amounts may not reflect BHP Steel's results of operations, financial position and cash flows had it been an independent company during the periods presented. This is because:

- BHP Steel did not in fact operate as an autonomous group during the historical periods;
- the historical financial information reflects the capital structure of BHP Steel following the capitalisation of certain inter-company loans from BHP Billiton under the terms of the Implementation Deed. It does not purport to represent what the capital structure of BHP Steel would have been had it operated as an independent company;
- BHP Steel's financial statements reflect allocations, primarily with respect to corporate and other expenses, for services provided to BHP Steel by BHP Billiton. These allocations are

based upon estimates and assumptions made by BHP Steel and BHP Billiton, and may not necessarily reflect the costs BHP Steel would have incurred for similar services as an independent company;

- the information may not reflect strategies or operations that BHP Steel would have followed or undertaken if it had operated as an independent steel company instead of being part of a diversified natural resources company;
- the terms of contracts between BHP Steel and its suppliers, customers and financiers, including BHP Billiton and OneSteel when it was wholly owned by BHP Billiton, may have been different if BHP Steel had been an independent company; and
- BHP Steel would have been exposed to different financial and business risks if it had been an independent company rather than a part of BHP Billiton. The effect of these different risks on BHP Steel's results may not be reflected in BHP Steel's historical financial statements.

4.4.9 BHP Steel's business is dependent on some key customer relationships

Globally, BHP Steel relies on a number of key customer relationships. For example, Steelscape and California Steel Industries in the US, Dongkuk Steel in South Korea and Smorgon Steel and OneSteel in Australia. The loss or impairment of significant relationships such as these could have a material adverse effect on BHP Steel's revenues and profitability.

4.4.10 BHP Steel's business is subject to extensive environmental regulation

BHP Steel's operations are subject to extensive environmental laws and regulations. Pursuant to an environmental indemnity for the benefit of BHP Billiton, BHP Steel will be responsible for past and future environmental liabilities relating to the BHP Steel businesses or operations, including environmental liabilities that are presently unforeseen or unquantifiable. This may require BHP Steel to carry out remedial work or install additional equipment at a substantial cost. It could also restrict the ability of BHP Steel to conduct its business economically or restrict some activities altogether. Environmental liabilities, if incurred, could be very large and could have a significant adverse impact on BHP Steel's operations and financial position. Further details regarding BHP Steel's environmental indemnity are contained in Part 8.14.1 of this Scheme Booklet.

4.4.11 BHP Steel is exposed to the effects of exchange rate fluctuations in the US dollar/Australian dollar exchange rate

BHP Steel's assets, earnings and cash flows are influenced by movements in exchange rates of other currencies against the Australian dollar, particularly movements in the US dollar. A material proportion of BHP Steel's revenues, and many of BHP Steel's costs, including the purchase of coal, iron ore and coating metals, various operating materials and capital equipment, are denominated in US dollars. During most periods, BHP Steel's US dollar denominated revenues exceed its US dollar denominated costs. Because BHP Steel's financial statements are in Australian dollars, an increase in the value of the Australian dollar relative to the US dollar could be expected to have an adverse effect on BHP Steel's profitability and financial position.

In addition, as imports of flat steel products into Australia are typically denominated in US dollars, BHP Steel's competitive position in Australia may be adversely affected by an increase in the value of the Australian dollar relative to the US dollar.

4.4.12 BHP Steel will need to develop a new brand to replace the "BHP" name

Under the terms of a licence agreement with BHP Billiton, BHP Steel will have a licence to use the "BHP" trademark and acronym in its company, business and domain names until 30 June 2004, unless terminated earlier. Within that period, BHP Steel will be required to develop a new brand to replace the BHP name and brand. BHP Steel has enjoyed in the past, and is likely in the period following the Steel Demerger to continue to enjoy, benefits from the use of the "BHP" brand. BHP Steel will lose the benefit of the use of the "BHP" name and brand and any goodwill associated with that name and brand when it is no longer able to use "BHP" as part of its name or brand. The development of a new brand identity is expected to be a significant expense for BHP Steel.

4.4.13 BHP Steel would be significantly affected by a major operational failure at its Port Kembla Steelworks

The production of iron and steel products involves a number of inherent risks relating to the nature of the steelmaking process. BHP Steel's reliance on its Port Kembla facility, which accounts for approximately 85% of BHP Steel's production of flat steel, means that BHP Steel could be significantly affected by a major operational failure at that facility. Should a significant facility or process failure occur at Port Kembla Steelworks, BHP Steel may be required to suspend production at the facility for repairs. This could also lead to a shutdown at some or many of its downstream operations until the Port Kembla facility is again operational. If such a shutdown is not covered by BHP Steel's insurance arrangements, it could reduce BHP Steel's revenues, increase its costs and require it to make significant additional capital expenditures.

4.4.14 BHP Steel faces potential liability for defective products

Due to the nature of its operations, it is possible that claims against BHP Steel could arise from defects in material or products manufactured and/or supplied by BHP Steel. Purchasers and third parties could make claims against BHP Steel based on BHP Steel's delivery of defective materials or products, or for damage or loss arising from the use of these defective material or products. If any claims of this type are determined against BHP Steel and BHP Steel's existing insurance arrangements do not cover the liability, it could have an adverse effect on the financial performance of BHP Steel.

4.4.15 BHP Steel has a reduced level of control over some of its activities since they are operated through joint ventures

Some of BHP Steel's activities in Asia and the US are conducted through joint ventures. The governing documents for some of these entities provide that key matters and decisions require the agreement of BHP Steel's joint venture partners. BHP Steel may be unable to reach agreement with its joint venture partners concerning these matters and these disagreements may affect the ability of a joint venture to function properly. In some cases, BHP Steel's arrangements with its joint venture partners may require BHP Steel to make an additional investment in the venture or provide additional financing. Various provisions contained within the governing documents for some of these entities restrict BHP Steel's ability to sell or transfer its interests.

PART 6 BHP BILLITON (POST-STEEL DEMERGER)

6.1 BHP BILLITON STRATEGIES AFTER THE STEEL DEMERGER

6.2 PRO FORMA FINANCIAL IMPACT OF THE STEEL DEMERGER ON BHP BILLITON

6.1 BHP BILLITON STRATEGIES AFTER THE STEEL DEMERGER

For some time prior to the creation of the DLC between BHP Limited and Billiton Plc, the then BHP Limited board had been considering a range of initiatives aimed at maximising the value of each of its businesses, particularly BHP Steel, in the context of an asset portfolio focused on the growth of its minerals and petroleum businesses. The DLC merger in June 2001 and the consequent further re-weighting of the combined asset base towards natural resources crystallised the view that shareholder value would be maximised and the business performance of BHP Steel better assured through the separate listing of that company.

As a result of the Steel Demerger, the BHP Billiton Board and management team will be able to spend more time focusing on its core businesses of minerals and petroleum.

BHP Billiton aspires to be one of the world's premier companies. This will be accomplished by delivering upon its vision to earn superior returns for BHP Billiton Shareholders as the world's premier supplier of natural resources and related products and services. In addition to the delivery of superior returns and its focus on shareholder value, BHP Billiton recognises that its success as a global corporation depends, in large part, on how effectively it works with its customers, its employees and the communities in which it operates.

6.1.1 BHP Billiton business model

BHP Billiton's business model is designed to support the achievement of superior shareholder returns through the:

- maximisation of returns and the management of risk at the portfolio level;
- effective deployment of capital to new growth projects and merger and acquisition opportunities;
- efficient extraction of value from existing assets;
- facilitation of knowledge sharing and best practices procedures throughout the BHP Billiton group; and
- achievement of value through the marketing structure, as well as the identification of new business initiatives.

The main features of the BHP Billiton model are:

(a) Customer sector group structure

The customer sector groups ("**CSGs**") have been established based on natural customer-orientated groupings of commodities, consistent with BHP Billiton's approach of orientating the business from the customer to the mines, rather than simply on the extraction and delivery of product. Each of the CSGs is a substantial business in its own right, and has significant autonomy to optimise its business with clear accountability, based on its strategic plan, for EBIT performance and shareholder value-add. In addition to implementing corporate strategic initiatives in their own businesses, the CSGs are tasked with delivering sector-specific growth opportunities.

(b) Portfolio model

Key capital management, risk management and major portfolio decisions are taken at a group level. BHP Billiton utilises financial risk management techniques to quantify the value of portfolio diversification as well as quantify and manage portfolio risk. The portfolio model provides a number of advantages beyond that provided by the aggregation of business strategies at the CSG level, including greater stability of cash flows, the ability to invest throughout individual commodity business cycles, the ability to provide more customer focused solutions and the provision of critical mass in capital markets.

(c) Marketing structure

The marketing approach entails the adoption of a coordinated marketing function based around twin hubs in The Hague and Singapore, designed to augment and extend the product offering to customers and enhance value from a customer orientated approach to the delivery of product as well as selling more goods than the group itself produces. Marketing personnel from within the CSGs are located in one of the twin hubs and have a direct reporting line to both their CSG President and the group's Chief Marketing Officer.

(d) Common business processes

BHP Billiton seeks to adopt common business processes and practices in order to deliver operational improvements through the rigorous application of these proven best practices across the group. This has been termed the "BHP Billiton Way". The specific benefits which will be achieved from this include: cost reduction; production or yield increases; capital elimination or deferral; faster and more efficient project implementation; and health, safety, environmental and community improvements.

6.1.2 Strategic framework and performance measures

In April 2002, BHP Billiton set out its strategic framework and announced a series of performance measures by which shareholders and the market more generally could judge its progress. The value drivers, which are the key features that BHP Billiton believes distinguish it from its competitors, are set out below, along with the specific strategic imperatives and performance measures which flow from these.

Value Drivers (Organisational capabilities & distinguishing factors)	Strategic Imperatives	Performance Measures
I. Outstanding Assets	**1. Zero Harm** · BHP Billiton is committed to continued improvement in its HSEC performance towards its aspirational goal of zero harm to people and the environment	**1. Improving HSEC Performance** · Policy goal of zero harm (zero fatalities, zero significant environmental incidents, no transgressions of UN Declaration of Human Rights) · Expenditure of 1% of pre-tax profits (three year rolling average) on community development programmes
	2. Operating Excellence · 60% of the group's assets are in the first quartile of costs and 80% are in the lowest half of the cost curve · Improved unit cost performance · Improved capital efficiency · Systematic process to establish, benchmark and transfer best practices across the group ("The BHP Billiton Way")	**2. Cut Operating Costs** · Reduce operating costs for existing business by 2% in real terms per annum on average over the next three years (US$500 million in FY 2003-05) · Achieve US$270 million merger benefits by the end of FY 2003 · Improved EBIT & Free Cash Flow (normalised) **3. Return on Capital** · Return on capital – greater than 15% by 2006
II. Growth From Deep Inventory of Projects	**3. Project Evaluation & Execution** · The group has a deep inventory of high quality growth projects spread across its main Customer Sector Groups (CSGs) · Investment evaluation and project execution skills will be central to the efficient delivery of this growth potential · High value growth will be pursued through a combination of brownfield and greenfield projects, as well as appropriate M&A activities	**4. Evaluate/Implement Projects** · BHP Billiton has US$10 billion of mature identified growth potential in the current portfolio (approximately US$2.5 billion has been committed since the merger to April 2002) · The indicative split of expenditure by CSGs to 2006 is as follows - Aluminum 15% - Base Metals 15% - 20% - Carbon Steel Materials 10% - Energy Coal 10% - Petroleum 35% - 40% - Stainless Steel Materials & Others 10%

Value Drivers (Organisational capabilities & distinguishing factors)	Strategic Imperatives	Performance Measures
III. Customer-Centric Marketing	**4. Serving Customers Best** · BHP Billiton's marketing approach seeks to combine physical product handling skills with the flexibility and trading skills of a merchant, and the risk management skills of a financial institution · The combination of these skills will allow additional value creation and growth opportunities through the transformation of products from a purely physical, to an augmented offer	**5. Preferred supplier status & global marketing and trading**
IV. The Portfolio Effect	**5. Portfolio Management** · Key capital management, risk management and portfolio management decisions are taken at a group level. The major focus is on enhancing the performance of the existing portfolio of assets, and the management of portfolio risk **6. Funding & Capital Management** · BHP Billiton will maintain an approach to funding and capital management to support delivery of its strategic imperatives. This includes maintaining a credit rating that will enable the Group to minimise its cost of debt within the constraints of optimising its gearing ratio and debt maturity profile to reduce its overall cost of capital	**6. Maintain a credit rating of "A" or better** · Generate positive cash flow after tax and investment every year · Maintain EBITDA to interest coverage ratio such that the ratio exceeds eight times over the cycle (gearing band of 35%-40%) · Cash Flow at Risk to Cash Flow ratio not greater that 25%
V. The Petroleum Customer Sector Group	**7. Value Adding Growth** · Petroleum provides the ability for BHP Billiton to pursue high quality growth opportunities in the E&P sector, without some of the regulatory and market constraints that may impact upon growth in some metals and mining sectors · Petroleum, in combination with the Group's other energy positions allows the pursuit of energy marketing and trading opportunities	**7. Low discovery costs & growth in reserves and production**

Value Drivers (Organisational capabilities & distinguishing factors)	Strategic Imperatives	Performance Measures
VI. Innovation	8. Creative Thinking Commercial Judgement Transaction Execution • Pursuit of selective growth opportunities based on accessing external and internal networks related to existing BHP Billiton activities (business development initiatives, BCAP – a group within BHP Billiton tasked with generating new growth options)	8. Dependent on opportunities

6.2 PRO FORMA FINANCIAL IMPACT OF THE STEEL DEMERGER ON BHP BILLITON

6.2.1 Introduction

This Part estimates what the impact of the Steel Demerger would have been on the financial performance of BHP Billiton for the six months ended 31 December 2001 had the Steel Demerger occurred on 1 July 2001, and the financial position of BHP Billiton as at 31 December 2001 had the Steel Demerger occurred on 31 December 2001. This pro forma financial information does not purport to represent the actual results of BHP Billiton had the.Steel Demerger occurred on those dates, nor to project results of BHP Billiton for any future period. The financial performance is only reported for the six months to 31 December 2001 as Australian regulatory requirements do not allow the combination of the results of the BHP Billiton Limited Group with those of the BHP Billiton Plc Group for periods prior to the creation of the DLC in June 2001.

6.2.2 Use of proceeds

The Steel Demerger will release approximately $565 million in cash to BHP Billiton by the repayment of inter-company debt owed to BHP Billiton by BHP Steel. In addition, BHP Billiton is expected to receive approximately $124 million to $157 million (based on the Indicative Price Range) from the sale of its 6% holding of BHP Steel Shares under the Sale Facility. For the purposes of the financial information presented in this Part, the proceeds received from BHP Billiton's sale of BHP Steel Shares are estimated to be $140 million, which assumes a value of $2.95 per BHP Steel Share which is the mid-point of the Indicative Price Range.

The net proceeds will be applied to general corporate purposes, including the reduction of debt. The financial analysis described in this Part 6.2 assumes that the net proceeds received by BHP Billiton are used to repay debt. Therefore, this analysis does not allow for the impact of BHP Billiton investing the net proceeds in new projects which could earn more or less than its cost of debt.

6.2.3 Basis of preparation

The table in Part 6.2.4 sets out the impact of the Steel Demerger on BHP Billiton as outlined above. This financial information is prepared in accordance with Australian Generally Accepted Accounting Principles ("**Australian GAAP**") and presented in Australian dollars. Terms used in the table are described below.

BHP Billiton actual is prepared on a combined BHP Billiton Limited and BHP Billiton Plc basis and represents the financial performance for the six months ended 31 December 2001 and the financial position as at that date, as reported in BHP Billiton Limited's Interim Report issued with an Independent Review Report prepared by BHP Billiton's independent auditors.

Effect of Capital Reduction, debt reduction and share sale reflects the change in BHP Billiton Shareholders' equity as a result of the Capital Reduction and the change in BHP Billiton's interest bearing liabilities as a combined result of BHP Steel's repayment of inter-company debt and the proceeds from the sale of BHP Steel Shares under the Sale Facility. The debt reduction is also reflected as a proportional reduction of interest in the condensed Statement of Financial Performance.

BHP Steel actual is a summary of the actual BHP Steel financial performance for the six months ended 31 December 2001 and the financial position of BHP Steel as at 31 December 2001, as included in the actual results for BHP Billiton. The financial performance and financial position differ from the pro forma financial information of BHP Steel in Part 5 of this Scheme Booklet as the proforma financial information includes normalisation adjustments. The ***BHP Steel actual*** financial information also differs to the Steel segment financial information reported in the BHP Billiton Interim Report due to:

- certain assets and liabilities included in BHP Billiton's Steel segment will not form part of the assets and liabilities included in the Steel Demerger; and
- ***BHP Steel actual*** includes existing BHP Steel related debt whilst all debt for BHP Billiton's segment reporting is excluded from operating segments and included in Net Unallocated Interest.

Impact of the Steel Demerger includes the effects of:

- BHP Steel becoming an external customer of BHP Billiton's minerals and gas businesses, the effect of which is the reclassification of inter-company sales revenue and receivables to external amounts, with no impact on net profit; and
- transaction costs of the Steel Demerger estimated at $47 million (\$33 million after tax). These primarily relate to the Sale Facility, advisers' fees, legal expenses and the printing and distribution of documents. These costs will be treated as an additional reduction in BHP Billiton Shareholders' equity.

BHP Billiton pro forma results are a summary of BHP Billiton's financial performance for the six months ended 31 December 2001 assuming that the Steel Demerger was effective from 1 July 2001 and a summary of BHP Billiton's financial position as at 31 December 2001 assuming that the Steel Demerger was effective at that date.

6.2.4 Comparison of the BHP Billiton before and after Steel Demerger

Prepared in accordance with Australian GAAP A$ million	BHP Billiton actual	Effect of Capital Reduction, debt reduction and share sale	Less BHP Steel actual	Impact of the Steel Demerger	BHP Billiton pro forma
Condensed Statement of Financial Performance for the half year ended 31 December 2001					
Sales revenue	15,730	-	(2,290)	316	13,756
Profit before depreciation and amortisation, borrowing costs and tax expense	5,239	-	(241)	-	4,998
Depreciation & amortisation	(1,724)	-	126	-	(1,598)
Borrowing costs	(503)	15	13	-	(475)
Share of net profit of equity accounted associates	292	-	-	-	292
Profit before tax expense	3,304	15	(102)	-	3,217
Tax expense	(967)	(5)	9	-	(963)
Net profit before outside equity interests	2,337	10	(93)	-	2,254
Outside equity interests	(44)	-	6	-	(38)
Net profit	2,293	10	(87)	-	2,216
Condensed Statement of Financial Position as at 31 December 2001					
Assets					
Cash	1,293	-	(235)	-	1,058
Receivables	5,297	-	(417)	22	4,902
Inventories	3,182	-	(746)	-	2,436
Property, plant and equipment	36,437	-	(3,219)	-	33,218
Other	7,823	-	(230)	13	7,606
Total assets	**54,032**	-	**(4,847)**	**35**	**49,220**

6.2.4 Comparison of the BHP Billiton before and after the Steel Demerger (Continued)

Liabilities					
Payables	3,942	-	(469)	47	3,520
Interest bearing liabilities	15,690	(705)	(227)	-	14,758
Provisions and tax liabilities	8,992	-	(808)	-	8,184
Total liabilities	28,624	(705)	(1,504)	47	26,462
Net assets	25,408	705	(3,343)	(12)	22,758
Equity attributable to:					
Members of BHP Billiton	24,758	(2,605)	-	(12)	22,141
Outside equity interests	650	-	(33)	-	617
Total equity	25,408	(2,605)	(33)	(12)	22,758
Key ratios					
EBIT Margin (EBIT/sales)	24.2%				26.8%
EBITDA Margin (EBITDA/sales)	35.2%				38.5%
EBIT Interest Cover (times)(1)	7.2x				7.3x
EBITDA Interest Cover (times)(2)	10.4x				10.5x
Gearing(3)	38.2%				39.3%

(1) *Calculated as operating profit before borrowing costs and income tax expense divided by total borrowing costs (including $29 million capitalised interest).*

(2) *Calculated as operating profit before borrowing costs, income tax expense, depreciation and amortisation divided by total borrowing costs (including $29 million capitalised interest).*

(3) *Total interest bearing liabilities as a percentage of total interest bearing liabilities plus shareholders' equity.*

6.2.5 Discussion of the pro forma financial impact of the Steel Demerger Proposal

The financial impact of the Steel Demerger on BHP Billiton relates principally to the exclusion of the earnings and net assets of BHP Steel.

The Steel Demerger will result in the following:

- a reduction in BHP Billiton's sales, profit and net assets due to the loss of the sales, profit and net assets of BHP Steel;
- a reduction in BHP Billiton Shareholders' equity due to the Capital Reduction; and
- a reduction in BHP Billiton's net debt reflecting the inter-company debt repaid by BHP Steel to BHP Billiton and the assumed sale of BHP Billiton's 6% holding of BHP Steel Shares under the Sale Facility.

Changes to the key financial ratios include:

- increased EBIT and EBITDA margins reflecting the removal of the lower margin BHP Steel business over this period; and
- a marginal increase in the level of gearing due to the relatively lower level of gearing in BHP Steel upon demerger.

6.2.6 Financial impact on the creditors of BHP Billiton and BHP Steel

The BHP Billiton Board is of the opinion that the Steel Demerger will not affect either group's ability to pay creditors or to meet their debts as and when they fall due. As the Capital Reduction proceeds will be applied to the transfer of BHP Steel Shares, there will be no cash payment from BHP Billiton to BHP Billiton Shareholders.

All liabilities associated with the businesses that comprise BHP Steel, including liabilities to lenders, trade creditors and employees, will be assumed by BHP Steel entities. Any such liabilities will continue to be funded from the operating cash flows of the BHP Steel businesses.

Ernst & Young Corporate Finance, the independent expert, has also concluded that the Steel Demerger does not materially prejudice the interests of BHP Billiton's creditors. The report provided by Ernst & Young Corporate Finance is set out as Annexure D to this Scheme Booklet.

6.2.7 Comparison of BHP Billiton before and after the Steel Demerger prepared in accordance with UK GAAP and presented in US$

BHP Billiton also prepares financial statements in accordance with UK GAAP and presented in US dollars. The table below has been included in this document as it may be of interest to some users. It is prepared on a basis consistent with that described in Part 6.2.3, except that BHP Billiton actual is as presented in the BHP Billiton Plc Interim Report.

Comparison of the BHP Billiton before and after the Steel Demerger prepared in accordance with UK GAAP and presented in US$

Prepared in accordance with UK GAAP US$ million	BHP Billiton actual	Effect of Capital Reduction, debt reduction and share sale	Less BHP Steel actual	Impact of the Steel Demerger	BHP Billiton pro forma
Condensed Profit and Loss Account for the half year ended 31 December 2001					
Group turnover	8,079	-	(1,263)	162	6,978
Profit before taxation	1,622	8	(51)	-	1,579
Taxation	(402)	(3)	4	-	(401)
Profit after taxation	1,220	5	(47)	-	1,178
Equity minority interests	(22)	-	3	-	(19)
Attributable profit	1,198	5	(44)	-	1,159
Condensed Balance Sheet as at 31 December 2001					
Fixed assets					
Intangible	9	-	-	-	9
Tangible	19,279	-	(1,698)	-	17,581
Investments	2,425	-	(75)	-	2,350
	21,713	-	(1,773)	-	19,940
Current assets					
Stocks	1,507	-	(329)	-	1,178
Debtors	3,257		(366)	18	2,909
Investments	175	-	(1)	-	174
Cash	661	-	(127)	-	534
	5,600	-	(823)	18	4,795
Current creditors	(3,738)	-	435	(24)	(3,327)
Net current assets	1,862	-	(388)	(6)	1,468
Total assets less current liabilities	23,575	-	(2,161)	(6)	21,408
Non-current creditors	(7,297)	360	63	-	(6,874)
Provisions	(3,777)	-	395	-	(3,382)
Net assets	**12,501**	**360**	**(1,703)**	**(6)**	**11,152**
Equity minority interests	(322)	-	17	-	(305)
Attributable net assets	12,179	360	(1,686)	(6)	10,847
Equity shareholders' funds	12,179	(1,326)		(6)	10,847

PART 7 TAXATION IMPLICATIONS

7.1 GENERAL

7.2 AUSTRALIAN TAXATION CONSEQUENCES OF THE CAPITAL REDUCTION AND THE SCHEME

7.3 US RESIDENT BHP BILLITON LIMITED SHAREHOLDERS

7.4 UNITED KINGDOM RESIDENT BHP BILLITON LIMITED SHAREHOLDERS

7.5 NEW ZEALAND RESIDENT BHP BILLITON LIMITED SHAREHOLDERS

7.1 GENERAL

The intention of the following information is to provide a guide to the general taxation position of BHP Billiton Limited Shareholders in relation to the Capital Reduction and the Scheme, based on income tax legislation enacted as at the date of this Scheme Booklet. It does not purport to be a complete analysis or identification of all potential taxation consequences nor is it intended to replace the need for specialist taxation advice in respect of the particular circumstances of individual BHP Billiton Limited Shareholders.

Part 7.2 of this Scheme Booklet discusses the Australian taxation consequences of the Capital Reduction and the Scheme.

Parts 7.3, 7.4 and 7.5 of this Scheme Booklet discuss the taxation consequences for US, United Kingdom and New Zealand resident BHP Billiton Limited Shareholders. These jurisdictions have been selected because they are the jurisdictions in which the largest number of BHP Billiton Limited Shareholders are located whose registered addresses on the BHP Billiton Share Register are outside Australia. Except as regards the US, the United Kingdom and New Zealand, this Scheme Booklet does not contain a discussion of the possible taxation implications in foreign jurisdictions, of the Capital Reduction and the Scheme for BHP Billiton Limited Shareholders whose registered addresses on the BHP Billiton Share Register are outside Australia.

All BHP Billiton Limited Shareholders should consult their taxation advisers as to the taxation consequences of the Capital Reduction and the Scheme.

7.2 AUSTRALIAN TAXATION CONSEQUENCES OF THE CAPITAL REDUCTION AND THE SCHEME

7.2.1 General

The following is a summary of the current Australian taxation consequences of the Capital Reduction and the Scheme as well as the potential consequences of recently proposed demerger rules. This summary has been reviewed by Arthur Andersen, accountants.

This summary is not applicable to all BHP Billiton Limited Shareholders and, in particular, does not apply to:

- BHP Billiton Limited Shareholders who do not hold their BHP Billiton Limited Shares as capital assets (for example, BHP Billiton Limited Shareholders who hold their BHP Billiton Limited Shares as trading stock or revenue assets);
- non-resident BHP Billiton Limited Shareholders who own (or are deemed to own) less than 10% of the BHP Billiton Limited Shares on issue; and
- BHP Billiton Limited Shareholders who are not the beneficial owners of their BHP Billiton Limited Shares.

7.2.2 Australian resident BHP Billiton Limited Shareholders - treatment of return of capital

The return of capital by BHP Billiton Limited from its share capital account to Fully Paid BHP Billiton Limited Shareholders and Partly Paid BHP Billiton Limited Shareholders will not be treated (in whole or part) as a dividend for Australian taxation purposes. In this regard, BHP Billiton Limited has sought and obtained a class ruling from the Australian Taxation Office ("**ATO**") which confirms the treatment of the return of capital. The class ruling will be published by the ATO as Class Ruling CR 2002/26 and is expected to be available on the ATO's website.

Those BHP Billiton Limited Shareholders who acquired BHP Billiton Limited Shares before 20 September 1985 will have no Australian CGT consequences arising on the return of capital from BHP Billiton Limited's share capital account, other than those outlined in Part 7.2.3 of this Scheme Booklet, as these BHP Billiton Limited Shares do not fall within the Australian CGT regime.

BHP Billiton Limited Shareholders who acquired (or are deemed to have acquired) BHP Billiton Limited Shares on or after 20 September 1985 will not realise a capital gain or loss in respect of the receipt of the return of capital from BHP Billiton Limited's share capital account.

In relation to Partly Paid BHP Billiton Shareholders, the Interim Call will be made and the Reduction Amount will be applied to meet the Interim Call and should not be taxable. Partly Paid BHP Billiton Shareholders will not receive any BHP Steel Shares.

7.2.3 Cost base of BHP Billiton Limited Shares

For BHP Billiton Limited Shareholders who acquired BHP Billiton Limited Shares before 20 September 1985, those BHP Billiton Limited Shares will not fall within the Australian CGT regime. The concept of "cost base" for those BHP Billiton Limited Shares is irrelevant.

For BHP Billiton Limited Shareholders who acquired (or are deemed to have acquired) BHP Billiton Limited Shares on or after 20 September 1985, the cost base (indexed up to the September 1999 quarter if appropriate) of those BHP Billiton Limited Shares for Australian CGT purposes will change. Generally, it will be reduced by the Reduction Amount for each BHP Billiton Limited Share. Accordingly, the cost base of each BHP Billiton Limited Share will be the cost base less the Reduction Amount for that BHP Billiton Limited Share.

For example, if a BHP Billiton Limited Shareholder has a BHP Billiton Limited Share which has a cost base for Australian CGT purposes of $8.00 and receives a return of capital of $0.69 cents for each BHP Billiton Limited Share from BHP Billiton Limited as part of the Scheme, the BHP Billiton Limited Shareholder will not realise a capital gain or loss on receipt of the return of capital. The BHP Billiton Limited Shareholder will have an adjusted cost base for each BHP Billiton Limited Share after implementation of the Scheme of $7.31.

If the BHP Billiton Limited Shareholder subsequently disposes of their BHP Billiton Limited Share, the adjusted cost base (post the return of capital) will be used in the calculation of any Australian CGT liability. The method of calculation will depend on whether or not the BHP Billiton Limited Share was acquired before 21 September 1999 and on the nature of the BHP Billiton Limited

Shareholder (e.g. company, individual, complying superannuation fund or trust). Where the BHP Billiton Limited Share was acquired before 21 September 1999, the BHP Billiton Limited Shareholder may chose to index elements of the BHP Billiton Limited Share's cost base up to the September 1999 quarter, at which point indexation has been frozen. Alternatively, the gain may be eligible for the discount capital gain method (refer to Part 7.2.4 of this Scheme Booklet for an explanation of this method which is not available for companies). Where the BHP Billiton Limited Share was acquired on or after 21 September 1999 and is disposed of more than 12 months after its acquisition, no indexation is available and only the discount capital gain method may be available.

7.2.4 Cost base of BHP Steel Shares

Regardless of whether the BHP Billiton Limited Shares owned by a BHP Billiton Limited Shareholder were acquired before, on or after 20 September 1985, their BHP Steel Shares will fall within the Australian CGT regime. Generally, the cost base for Australian CGT purposes of the BHP Steel Shares acquired under the Scheme will be equal to the amount of the return of capital which the BHP Billiton Limited Shareholder is treated as receiving under the Scheme which was compulsorily applied to acquire the BHP Steel Share, namely $3.45 per BHP Steel Share.

If a BHP Billiton Limited Shareholder were to dispose of their BHP Steel Shares under the Sale Facility or immediately on ASX at a price greater than the BHP Steel acquisition price, the BHP Steel Shareholder would realise a capital gain equal to the difference (excess).

If the price received on ASX is less than the BHP Steel Share acquisition price, the BHP Steel Shareholder will realise a capital loss equal to the difference (shortfall).

7.2.5 Calculation of Australian CGT on disposal

As all BHP Steel Shares will be acquired after 21 September 1999, there will be no indexing of the cost base to adjust for inflation and only the discount capital gain method may be available (as mentioned in Part 7.2.2 of this Scheme Booklet).

Where the BHP Billiton Limited Shares or BHP Steel Shares are held by individuals, complying superannuation funds or trusts for more than 12 months, BHP Billiton Limited has received advice that those parties may be entitled to claim a CGT discount in calculating the amount of the capital gain.

For an individual, the CGT discount is worked out as follows:

- the individual must calculate the capital gain on the difference between the price received on the sale of the shares and the cost base of the shares (no indexation);
- if the individual has any capital losses they must be used to offset the capital gain; and
- of the remaining capital gain (if any), only one-half (50% discount) of the capital gain is then included in their assessable income.

For complying superannuation funds, the same general methodology as above is used, with the exception that two-thirds (33.3% discount) of the remaining capital gain after the offset of available capital losses (if any) is included in their assessable income. The methodology for trusts is complex and has not been outlined in this Part 7.2.5. Trustees should obtain specific taxation advice in this regard.

For BHP Billiton Limited Shares or BHP Steel Shares which are disposed of for a price less than their cost base, the BHP Billiton Limited Shareholder or the BHP Steel Shareholder (as the case may be) may incur a capital loss. This capital loss may be available to offset against capital gains in the same year of income or may be carried forward for future years of income. It cannot be used to offset other assessable income.

7.2.6 Non-resident BHP Billiton Limited Shareholders - treatment of return of capital

Consistent with the treatment of Australian resident BHP Billiton Limited Shareholders, the return of capital by BHP Billiton Limited from its share capital account should not be treated (in whole or in part) as a dividend for Australian taxation purposes.

For non-resident BHP Billiton Limited Shareholders that own (or are deemed to own) 10% or more of the BHP Billiton Limited Shares on issue, or whose BHP Billiton Limited Shares have been used in carrying on a trade or business (wholly or partly) at or through a permanent establishment in Australia, the Australian CGT consequences are the same as for those outlined for Australian resident BHP Billiton Limited Shareholders (refer to Part 7.2.1 of this Scheme Booklet). Non-resident BHP Billiton Limited Shareholders that own less than 10% of the BHP Billiton Limited Shares on issue are prima facie not subject to Australian CGT.

7.2.7 New proposed demerger rules

(a) General

Demerger relief (**"the relief"**) was recommended in the Review of Business Taxation's final paper entitled "A Tax System Redesigned" (the **"Ralph Review"**) in July 1999 and represents one of the initiatives which are proposed to be adopted by the Australian Government. As announced by the Treasurer on 22 March 2001, legislation providing the relief is proposed to have effect from 1 July 2002. The Capital Reduction and the Scheme addressed in this Scheme Booklet are expected to qualify for the relief.

However, at the time of the lodgement of this Scheme Booklet with ASIC, the bill introducing the relief has not yet been introduced into Parliament. It is currently expected to be introduced in June 2002. However, based on the Ministerial announcement of 6 May 2002 (Media Release C40/02) of the Assistant Treasurer), it is intended to apply as follows.

(b) Treatment of return of capital – proposed demerger rules

Consistent with current law, the return of capital by BHP Billiton Limited from its share capital account to Fully Paid BHP Billiton Limited Shareholders should not be regarded as a taxable dividend in the hands of Fully Paid BHP Billiton Limited Shareholders.

(c) Cost base of BHP Billiton Limited Shares – proposed demerger rules.

If the relief applies, this will impact the determination of the cost base of both BHP Billiton Limited Shares and BHP Steel Shares. Accordingly, its potential impact should be understood before making any decision regarding these shares.

For BHP Billiton Limited Shareholders who acquired BHP Billiton Limited Shares before 20 September 1985, those BHP Billiton Limited Shares will continue to remain outside the Australian CGT regime.

For BHP Billiton Limited Shareholders who acquired (or are deemed to have acquired) BHP Billiton Limited Shares on or after 20 September 1985, the cost base (indexed up to the September 1999 quarter if appropriate) of those BHP Billiton Limited Shares for Australian CGT purposes will change. Generally, it will be reduced by the amount of cost base allocated to their BHP Steel Shares (instead of the current methodology which reduces the cost base by the Reduction Amount). The reduction will be determined using that proportion as the relative market value of the BHP Steel business bears to the market value of the BHP Billiton Limited group as a whole (including BHP Steel).

For example, if a BHP Billiton Limited Shareholder has a BHP Billiton Limited Share which has a present cost base for Australian CGT purposes of $8.00 and it is determined that BHP Steel represents (say) 5% of the market value of the BHP Billiton Limited group, the cost base in the BHP Billiton Limited Share will decrease by 40 cents to $7.60. The rules for the precise determination of the relative market values are not yet available, but will be advised to shareholders following their finalisation.

(d) Cost base of BHP Steel Shares – proposed demerger rules.

For those BHP Billiton Limited Shareholders who acquired BHP Billiton Limited Shares before 20 September 1985, BHP Steel Shares acquired in connection with these BHP Billiton Limited Shares will also be considered to have been acquired before 20 September 1985 and will remain outside the Australian CGT regime.

For those BHP Billiton Limited Shareholders who acquired their BHP Billiton Limited Shares on or after 20 September 1985, their BHP Steel Shares will fall within the Australian CGT regime. Generally, the cost base for Australian CGT purposes of the BHP Steel Shares acquired under the Scheme will be determined using that proportion as the relative market value that the BHP Steel business bears to the market value of the BHP Billiton Limited group as a whole (including BHP Steel).

For example, if it is determined that BHP Steel represents (say) 5% of the market value of the entire BHP Billiton Limited group, and the BHP Billiton Limited Share was acquired by the shareholder for $8.00, the cost base of the BHP Steel Share received under the Scheme for every five BHP Billiton Limited Shares will be $2.00 (5 x 40 cents). The rules for the precise determination of the relative market values are not yet available, but will be advised to shareholders following their finalisation.

(e) Calculation of Australian CGT on disposal – proposed demerger rules

With two exceptions, the Australian CGT on disposal under the proposed demerger rules will be as currently applicable (see Part 7.2.5 of this Scheme Booklet).

The first exception is the determination of the relative cost bases of the BHP Billiton Limted Shares and BHP Steel Shares, as per Parts 7.2.7(c) and 7.2.7(d) above.

The second exception is that, under the proposed demerger rules (unlike existing law) BHP Billiton Limited Shareholders who acquired their BHP Billiton Limited Shares before 20 September 1985 will be exempt from CGT on the disposal of any BHP Steel Shares which emanate from such "pre 1985" BHP Billiton Limited Shares.

7.3 US RESIDENT BHP BILLITON LIMITED SHAREHOLDERS

7.3.1 General

This Part sets out the material US federal income tax consequences of the Scheme to US holders, as defined below. This description has been provided by Sullivan & Cromwell (lawyers, US). It applies only to US holders that hold BHP Billiton Limited Shares or ADSs (and will hold BHP Steel Shares, if any, distributed to them pursuant to the Scheme) as capital assets. It does not apply to US holders that are subject to special rules, such as US holders that hold BHP Billiton Limited Shares or ADSs as part of a straddle or a hedging or conversion transaction.

For purposes of this Part, a "US holder" is a beneficial owner of fully paid BHP Billiton Limited Shares or ADSs that is (i) a citizen or resident of the US, (ii) a corporation created or organized in the US or any political subdivision thereof, (iii) an estate whose income is subject to US federal income tax regardless of its source, or (iv) a trust if a US court can exercise primary supervision over the trust's administration and one or more US persons are authorized to control all substantial decisions of the trust.

The advice set out in this Part 7.3 is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect and all of which are subject to change, possibly with retroactive effect. In addition, the advice is based upon certain customary factual representations made by BHP Billiton Limited and BHP Steel and customary assumptions.

The conclusions set out in this Part 7.3 are not binding on the Internal Revenue Service and no ruling has been or will be requested from the Internal Revenue Service concerning the US federal income tax consequences of the Scheme.

US holders are encouraged to consult their own tax advisers as to the US federal, as well as the US state and local and non-US, tax

consequences to them of the Scheme in their particular circumstances.

7.3.2 US holders who are not Selling Shareholders

A US holder who is not a Selling Shareholder should not recognise any income or gain on the receipt of BHP Steel Shares pursuant to the Scheme if the sum of (i) the BHP Steel Shares retained by BHP Billiton Limited plus (ii) the BHP Steel Shares sold under the Sale Facility (including the BHP Steel Shares attributable to Ineligible Overseas Shareholders), represents 20% or less of the total number of BHP Steel Shares on issue. If this 20% threshold is exceeded, however, a US holder will be treated (as more fully described below) as receiving a taxable distribution equal to the US dollar value of the BHP Steel Shares distributed on the holder's BHP Billiton Limited Shares.

Tax-free distribution. A US holder that does not recognise income or gain on the receipt of BHP Steel Shares must allocate its tax basis in BHP Billiton Limited Shares or ADSs, determined immediately prior to the distribution of BHP Steel Shares, between the holder's BHP Billiton Limited Shares or ADSs on the one hand and the BHP Steel Shares distributed on the holder's BHP Billiton Limited Shares or ADSs on the other, in proportion to their relative fair market values on the date the BHP Steel Shares are distributed.

Accordingly, a US holder's tax basis in BHP Steel Shares will equal the holder's tax basis in its BHP Billiton Limited Shares or ADSs, determined immediately before the distribution of BHP Steel Shares, multiplied by (x) the fair market value of the BHP Steel Shares distributed on the holder's BHP Billiton Limited Shares or ADSs, determined as of the date of the distribution, and divided by (y) the fair market value, determined as of the date of the distribution of BHP Steel Shares, of (i) the holder's BHP Billiton Limited Shares or ADSs plus (ii) the BHP Steel Shares distributed on the holder's BHP Billiton Limited Shares or ADSs. In addition, the holder will have a holding period for the BHP Steel Shares received that includes the holder's holding period for the BHP Billiton Limited Shares or ADSs on which the BHP Steel Shares were distributed.

The US holder will recognise capital gain or loss on a subsequent sale or other disposition of BHP Steel Shares equal to the difference between the US dollar value of the amount realised and the holder's US dollar tax basis in the BHP Steel Shares. Capital gain of a non-corporate US holder is generally taxed at a maximum rate of 20% where the holder's holding period for the property exceeds one year.

Taxable distribution. If the 20% threshold described above is exceeded, a US holder will be treated as receiving a taxable distribution in an amount equal to the US dollar value of the BHP Steel Shares distributed on the holder's BHP Billiton Limited Shares or ADSs. The distribution will be treated as a dividend to the extent of the holder's share of BHP Billiton Limited's current and accumulated earnings and profits (as determined under US federal income tax principles), and any excess will be treated as a non-taxable return of capital to the extent of the holder's basis in BHP Billiton Limited Shares or ADSs and thereafter as capital gain. It is anticipated that the entire amount of the distribution will be treated as a dividend and therefore subject to tax as ordinary income at rates of up to 38.6% for non-corporate US holders.

The US holder will have a tax basis in the BHP Steel Shares equal to the US dollar value of those BHP Steel Shares on the date of the distribution and will have a holding period for the BHP Steel Shares that begins on the day after the date of the distribution.

7.3.3 US holders who are Selling Shareholders

A US holder who is a Selling Shareholder will be treated as receiving a taxable distribution equal to the US dollar value of the proceeds received by the holder from the sale of BHP Steel Shares. The distribution will be treated as a dividend to the extent of such US holder's share of BHP Billiton Limited's current and accumulated earnings and profits (as determined in accordance with US federal income tax principles), and any excess will be treated as a non-taxable return of capital to the extent of the US holder's basis in BHP Billiton Limited Shares or ADSs and thereafter as capital gain. It is anticipated that the entire amount of the distribution will be treated as a dividend and therefore subject to tax as ordinary income at rates of up to 38.6% for non-corporate US holders.

7.4 UNITED KINGDOM RESIDENT BHP BILLITON LIMITED SHAREHOLDERS

The following is a summary of current United Kingdom law and Inland Revenue practice. It has been provided by Linklaters (Solicitors, United Kingdom). The summary is intended as a general guide and is not exhaustive. It relates only to the position of BHP Billiton Limited Shareholders or BHP Steel Shareholders who hold their BHP Billiton Limited or BHP Steel Shares beneficially as an investment and who are resident or ordinarily resident in the United Kingdom for tax purposes. The comments below do not apply to certain classes of persons such as dealers, persons holding BHP Billiton Limited Shares or BHP Steel Shares in an individual savings account or trustees or certain trusts. Any BHP Billiton Limited Shareholders who are in any doubt as to their tax position should consult their professional advisers.

7.4.1 Treatment of the Capital Reduction

The Capital Reduction will not be treated as a dividend for United Kingdom tax purposes.

The Capital Reduction will not satisfy the condition of section 136 of the United Kingdom Taxation of Chargeable Gains Act 1992. Therefore, the Capital Reduction will constitute a part disposal by a BHP Billiton Limited Shareholder of his BHP Billiton Limited Shares for the purposes of the United Kingdom taxation of chargeable gains. The market value of the BHP Steel Shares on the Legal Separation Date will be treated as the consideration for the part disposal. In calculating the proportion of the base cost attributable to the part disposal, the formula $A/(A+B)$ is used where A is market value of the part disposed of and B is the market value of the remaining BHP Billiton Limited Shares on the Legal Separation Date.

The part disposal of BHP Billiton Limited Shares as a result of the Capital Reduction may, depending on each BHP Billiton Limited Shareholder's individual circumstances (including the availability of exemptions, reliefs and allowable losses), give rise to a liability to United Kingdom taxation on chargeable gains.

A BHP Billiton Limited Shareholder who is resident or ordinarily resident in the United Kingdom but not domiciled in the United Kingdom will be liable to United Kingdom CGT only to the extent that chargeable gains made on the part disposal of the BHP Billiton Limited Shares are remitted or deemed to be remitted to the United Kingdom. As BHP Billiton Limited's principal share register is situated in Australia, the BHP Billiton Limited Shares are considered to be located abroad for CGT purposes.

After the part disposal of the BHP Billiton Limited Shares under the Capital Reduction, the base cost of the BHP Billiton Limited Shares for United Kingdom taxation of chargeable gains purposes will change. It will be reduced by the amount of base cost attributable to the part disposal under the formula A/(A+B) described above.

The base cost for United Kingdom taxation of chargeable gains purposes of the BHP Steel Shares acquired under the Scheme will be equal to the market value of the BHP Steel Shares on the Legal Separation Date.

7.4.2 Disposal of BHP Billiton Limited Shares

If a BHP Billiton Limited Shareholder subsequently disposes of his BHP Billiton Limited Shares, the adjusted base cost (post the return of capital) will be used in the calculation of any United Kingdom taxation on chargeable gains. A disposal of BHP Billiton Limited Shares may, depending on each BHP Billiton Limited Shareholder's individual circumstances (including the availability of exemptions, reliefs and allowable losses), give rise to a liability to United Kingdom taxation on chargeable gains.

A BHP Billiton Limited Shareholder who is resident or ordinarily resident in the United Kingdom but not domiciled in the United Kingdom will be liable to United Kingdom CGT only to the extent that chargeable gains made on the disposal of BHP Billiton Limited Shares are remitted or deemed to be remitted to the United Kingdom. As BHP Billiton Limited's principal share register is situated in Australia, the BHP Billiton Limited Shares are considered to be located abroad for CGT purposes.

The United Kingdom Government has announced that it is undertaking a review of the residence and domicile rules as they affect the tax liability of individuals. This may affect the tax treatment of a future disposal of BHP Billiton Limited Shares.

7.4.3 Disposal of BHP Steel Shares

If a BHP Steel Shareholder subsequently disposes of his BHP Steel Shares, the base cost established on the acquisition of the BHP Steel Shares under the Scheme will be used in the calculation of any United Kingdom taxation on chargeable gains. A disposal of BHP Steel Shares may, depending on each BHP Steel Shareholder's individual circumstances (including the availability of exemptions, reliefs and allowable losses), give rise to a liability to United Kingdom taxation on chargeable gains.

A BHP Steel Shareholder who is resident or ordinarily resident in the United Kingdom but not domiciled in the United Kingdom will be liable to United Kingdom CGT only to the extent that chargeable gains made on the disposal of the BHP Steel Shares are remitted or deemed to be remitted to the United Kingdom. As BHP Steel's principal share register will be situated in Australia, BHP Steel Shares will be considered to be located abroad for CGT purposes.

The United Kingdom Government has announced that it is undertaking a review of the residence and domicile rules as they affect the tax liability of individuals. This may affect the tax treatment of a future disposal of BHP Steel Shares.

7.5 NEW ZEALAND RESIDENT BHP BILLITON LIMITED SHAREHOLDERS

Chapman Tripp (Barristers and Solicitors, New Zealand) has advised that it is likely that the Capital Reduction will be treated as an assessable dividend for New Zealand resident BHP Billiton Limited Shareholders. As a consequence:

- individual New Zealand resident BHP Billiton Limited Shareholders will be required to include the amount of the Capital Reduction in their income tax return as gross income. No credits will be available to offset the income tax in respect of the Capital Reduction; and
- corporate New Zealand resident BHP Billiton Limited Shareholders will be required to make a foreign dividend withholding payment in respect of the Capital Reduction at the rate of 33%. No underlying foreign tax credit will be available (as it is unlikely that a corporate New Zealand resident BHP Billiton Limited Shareholder will have a sufficient interest in BHP Billiton Limited in order to obtain such a credit). The Capital Reduction will be exempt income of corporate New Zealand resident BHP Billiton Limited Shareholders.

For New Zealand resident BHP Billiton Limited Shareholders who use the Sale Facility to sell some or all of the BHP Steel Shares to which they are entitled, it is likely that the proceeds of sale will be included in gross income (on the basis that the BHP Steel Shares were acquired for the purpose of sale). A deduction from the proceeds of sale will be available for the cost base (being the amount of the Capital Reduction) of the BHP Steel Shares that are sold. If the deduction exceeds the gross proceeds of sale, the excess deduction will be deductible from other income.

For New Zealand resident BHP Billiton Limited Shareholders who continue to hold their BHP Steel Shares, the proceeds from the sale of those BHP Steel Shares in the future will be included in gross income if the New Zealand resident BHP Billiton Limited Shareholder is in the business of dealing in shares or acquired the BHP Steel Shares for the purpose of selling or otherwise disposing of them. New Zealand resident BHP Billiton Limited Shareholders in this situation may wish to seek taxation advice that is specific to their circumstances.

PART 8 ADDITIONAL INFORMATION

8.1 INTRODUCTION

8.2 BHP BILLITON DIRECTORS

8.3 BHP BILLITON DIRECTORS' RECOMMENDATION

8.4 PAYMENTS OF OTHER BENEFITS TO DIRECTORS, SECRETARIES OR EXECUTIVE OFFICERS

8.5 MARKETABLE SECURITIES HELD BY OR ON BEHALF OF BHP BILLITON DIRECTORS

8.6 NO AGREEMENTS OR ARRANGEMENTS WITH BHP BILLITON DIRECTORS IN CONNECTION WITH THE STEEL DEMERGER PROPOSAL

8.7 INTENTION OF BHP BILLITON DIRECTORS CONCERNING THE BUSINESS OF BHP BILLITON

8.8 MATERIAL CHANGES IN THE FINANCIAL POSITION OF BHP BILLITON

8.9 IMPACT OF THE STEEL DEMERGER PROPOSAL ON BHP STEEL EMPLOYEES

8.10 EARLY EXERCISE OF OPTIONS AND PERFORMANCE RIGHTS FOR BHP BILLITON LIMITED EMPLOYEES

8.11 OFFICIAL QUOTATION OF BHP STEEL SHARES

8.12 OTHER INFORMATION MATERIAL TO THE MAKING OF A DECISION IN RELATION TO THE STEEL DEMERGER PROPOSAL

8.13 ASIC RELIEF AND ASX WAIVERS

8.14 SIGNIFICANT CONTRACTS

8.15 OVERVIEW OF BHP STEEL CONSTITUTION

8.16 DIVIDEND REINVESTMENT PLAN

8.17 ASX LISTING

8.18 CHESS AND ISSUER SPONSORSHIP

8.19 AUDITOR

8.20 BHP STEEL DIRECTORS' REMUNERATION

8.21 INDEMNITIES FOR BHP STEEL DIRECTORS

8.22 CONSENTS AND DISCLAIMERS OF RESPONSIBILITY

8.23 INDEPENDENT EXPERT

8.24 CAPITAL RAISING BY BHP STEEL

8.25 REGULATORY AND LEGAL

8.26 SUPPLEMENTARY INFORMATION

8.1 INTRODUCTION

This Part 8 sets out additional information required pursuant to section 412(1)(a)(i) and (ii) of the Corporations Act and Part 3 of Schedule 8 of the Corporations Regulations and additional information on BHP Steel that may be of interest to persons who become BHP Steel Shareholders.

8.2 BHP BILLITON DIRECTORS

The BHP Billiton Directors at the date of lodgment of this Scheme Booklet for registration by ASIC are listed below:

Name	Position
Mr Ben Alberts	Non-Executive Director
Mr Paul Anderson	Chief Executive Officer and Managing Director
Mr Don Argus	Chairman
Mr David Brink	Non-Executive Director
Mr Michael Chaney	Non-Executive Director
Mr John Conde	Non-Executive Director
Mr David Crawford	Non-Executive Director
Mr Brian Gilbertson	Deputy Chief Executive Officer
Mr Charles Goodyear	Executive Director
Mr Cornelius Herkströter	Non-Executive Director
Mr John Jackson	Non-Executive Director
Dr David Jenkins	Non-Executive Director
Mr Derek Keys	Non-Executive Director
Mr John Ralph	Non-Executive Director
Lord Renwick of Clifton	Non-Executive Director
Mr Barry Romeril	Non-Executive Director
Dr John Schubert	Non-Executive Director

8.3 BHP BILLITON DIRECTORS' RECOMMENDATION

The BHP Billiton Directors believe that, taking into account all relevant matters including the Matching Action, the Steel Demerger Proposal is in the best interests of BHP Billiton Limited Shareholders and BHP Billiton Limited, and will not materially prejudice the interests of BHP Billiton's creditors.

Each BHP Billiton Director recommends that you vote in favour of the resolutions required to implement the Steel Demerger Proposal, and intends to vote all BHP Billiton Shares controlled by them in favour of the resolutions required to implement the Steel Demerger Proposal.

8.4 PAYMENTS OR OTHER BENEFITS TO DIRECTORS, SECRETARIES OR EXECUTIVE OFFICERS

No payment or other benefit is proposed to be made or given to any director, secretary or executive officer of BHP Billiton, including BHP Billiton Limited, or of any related body corporate of BHP Billiton Limited, as compensation for loss of, or as consideration for or in connection with his or her retirement from office in BHP Billiton Limited or in a related body corporate of BHP Billiton Limited as a result of the Steel Demerger other than as set out below.

Up to 20 employees (which excludes any persons who will be BHP Steel Directors) who, after the Steel Demerger, will become employees of BHP Steel will be eligible to receive, in aggregate, an amount of approximately $720,000 to recognise their contribution in respect of the implementation of the Steel Demerger Proposal. Such amounts will be paid by BHP Billiton Limited following the Steel Demerger.

8.5 MARKETABLE SECURITIES HELD BY OR ON BEHALF OF BHP BILLITON DIRECTORS

No marketable securities of BHP Billiton are held by or on behalf of BHP Billiton Directors, or to which such persons are otherwise entitled, as at the time of lodgment of this Scheme Booklet for registration by ASIC other than as listed opposite.

No marketable securities of BHP Steel are held by or on behalf of BHP Billiton Directors as at the date of this Scheme Booklet. However, as BHP Steel is at that date a wholly owned subsidiary of BHP Billiton Limited, all of the BHP Billiton Directors collectively control all the BHP Steel Shares on issue.

BHP Billiton Directors who are BHP Billiton Limited Shareholders will be entitled to receive BHP Steel Shares under the terms of the Scheme. BHP Billiton Directors who are BHP Billiton Plc Shareholders will be entitled to receive bonus BHP Billiton Plc Shares as determined by the Matching Action.

	BHP Billiton Shares held by or on behalf of the BHP Billiton Director	Options over BHP Billiton Shares held by or on behalf of the BHP Billiton Director	Performance rights/similar held by or on behalf of the BHP Billiton Director
Mr Ben Alberts	10,326*	-	-
Mr Paul Anderson	901,129*	1,000,000*(1)	450,000*(2)
Mr Don Argus	193,495*	-	-
Mr David Brink	37,000†	-	-
Mr Michael Chaney	4,338*	-	-
Mr John Conde	32,144*	-	-
Mr David Crawford	12,826*	-	-
Mr Brian Gilbertson	903,252†	-	369,765(5)†
Mr Charles Goodyear	41,302 ADRs*	700,000*(3)	210,733*(4)
Mr Cornelius Herkströter	10,000†	-	-
Mr John Jackson	12,500†	-	-
Dr David Jenkins	10,326*	-	-
Mr Derek Keys	70,000†	-	-
Mr John Ralph	29,190*	-	-
Lord Renwick of Clifton	2,066*	-	-
	6,000†	-	-
Mr Barry Romeril	10,000†	-	-
Dr John Schubert	23,675*	-	-

* BHP Billiton Limited Shares † BHP Billiton Plc Shares

(1) Upon exercise, these options entitle Mr Anderson to 2,065,100 BHP Billiton Limited Shares (where 1 option = 2.0651 BHP Billiton Limited Shares because of the adjustment to take into account the 2001 bonus issue).

(2) Upon exercise, these performance rights entitle Mr Anderson to 963,495 BHP Billiton Limited Shares (where 1 right = 2.1411 BHP Billiton Limited Shares because of the adjustment to take into account the demerger of OneSteel and the 2001 bonus issue).

(3) Upon exercise, these options entitle Mr Goodyear to 1,445,570 BHP Billiton Limited Shares (where 1 option = 2.0651 BHP Billiton Limited Shares because of the adjustment to take into account the 2001 bonus issue).

(4) Upon exercise, these performance rights entitle Mr Goodyear to 299,491 BHP Billiton Limited Shares (where: for 127,400 performance rights, 1 right = 1 BHP Billiton Limited Share; and for 83,333 performance rights, 1 right = 172,091 BHP Billiton Limited Shares because of the adjustment to take into account the 2001 bonus issue).

(5) Includes 23,420 commited shares and 71,431 matching shares under the BHP Billiton Plc Co-Investment Plan or "CIP" and 274,914 Restricted Share Awards under the BHP Billiton Plc Restricted Share Scheme.

8.6 NO AGREEMENTS OR ARRANGEMENTS WITH BHP BILLITON DIRECTORS IN CONNECTION WITH THE STEEL DEMERGER PROPOSAL

There are no agreements or arrangements made between any BHP Billiton Director and any other person in connection with or conditional upon the outcome of the Steel Demerger Proposal.

8.7 INTENTION OF BHP BILLITON DIRECTORS CONCERNING THE BUSINESS OF BHP BILLITON

It is the present intention of the BHP Billiton Directors following the implementation of the Steel Demerger Proposal:

- to continue the business of BHP Billiton, as set out in Part 6.1 of this Scheme Booklet; and
- not to make any major changes to the business of BHP Billiton, except as contemplated in Part 6.1 of this Scheme Booklet; and
- to continue the present policies of BHP Billiton relating to the employment of its employees.

8.8 MATERIAL CHANGES IN THE FINANCIAL POSITION OF BHP BILLITON

8.8.1 BHP Billiton Limited

Within the knowledge of the BHP Billiton Directors and other than as disclosed in this Scheme Booklet, the financial position of BHP Billiton Limited has not materially changed since 31 December 2001, being the date of the half-yearly accounts (including balance sheet and profit and loss accounts) for BHP Billiton Limited disclosed to ASX.

8.8.2 BHP Billiton Plc

Within the knowledge of the BHP Billiton Directors and other than as disclosed in this Scheme Booklet, the financial position of BHP Billiton Plc has not materially changed since 31 December 2001, being the date of the half-yearly accounts (including balance sheet and profit and loss accounts) for BHP Billiton Plc disclosed to the LSE and distributed to BHP Billiton Plc Shareholders.

8.9 IMPACT OF THE STEEL DEMERGER PROPOSAL ON BHP STEEL EMPLOYEES

8.9.1 Employment policies

The BHP Steel Directors intend to maintain the current strategies of BHP Steel relating to the employment of its employees. However, these arrangements will continue to be reviewed on an ongoing basis to ensure that the strategies reflect the needs of the business.

8.9.2 Employee incentive plan

After the Steel Demerger, BHP Steel intends to introduce a Long Term Incentive Plan. The Long Term Incentive Plan has been designed to align the interests of key employees of BHP Steel with those of BHP Steel Shareholders.

Under the Long Term Incentive Plan, employees nominated by BHP Steel may be awarded rights over BHP Steel Shares ("**Share Rights**") by the trustee of the Long Term Incentive Plan. These employees include the Managing Director and Chief Executive Officer, Mr Kirby Adams, and other key employees selected by the BHP Steel Board remuneration committee.

Generally, individuals will have no contractual right to participate in the Long Term Incentive Plan. Further, participation in one year will not guarantee participation in future years.

The BHP Steel Board has stated that it intends to consider the introduction of an employee share plan and a non-executive director share plan within the 12 months following the Listing Date.

Award on or shortly after the Listing Date

It is proposed that Mr Kirby Adams and other nominated employees will be allocated a specific number of Share Rights under the Long Term Incentive Plan on or shortly after the Listing Date. The awards will be in lieu of the awards that would otherwise have been made under BHP Billiton Limited's Long Term Incentive Plans in October 2001. In a similar manner to BHP Billiton Limited's Long Term Incentive Plans, the number of Share Rights to be awarded to nominated employees under the Long Term Incentive Plan on or shortly after the Listing Date will be determined by the BHP Steel Board. For this award, a once-only increase equivalent to an additional 50% of the value of the award will be made. This once-only increase will be to recognise that, but for the Steel Demerger, the nominated employees would have been eligible to an award made under BHP Billiton Limited's Long Term Incentive Plans in October 2001, and that the first performance period under the BHP Steel Long Term Incentive Plan will be shorter than the three year period usually adopted under BHP Billiton Limited's plans.

Future awards

It is proposed that another award of Share Rights will be made to Mr Kirby Adams and other nominated employees under the Long Term Incentive Plan in or about September 2002 on terms to be decided at the relevant time. It is expected that these terms will be generally similar to the terms attaching to the awards to be made on or shortly after the Listing Date, except for the performance periods (see below).

Thereafter, it is proposed that awards under the Long Term Incentive Plan will be made on a periodic basis (on terms to be decided at the relevant time) at the discretion of the BHP Steel Board. However, this proposal may change if remuneration policies are revised by the BHP Steel Board.

Consideration for awards

It is intended that Share Rights awarded under the Long Term Incentive Plan on or shortly after the Listing Date, and in or about September 2002, will be awarded for nil consideration.

The BHP Steel Board will determine what, if any, consideration will be payable for future awards.

Exercise price

The BHP Steel Board will determine the exercise price, if any, that will apply to Share Rights to be awarded under the Long Term Incentive Plan. It is proposed that the Share Rights to be awarded to Mr Kirby Adams and certain other key executives on or shortly after the Listing Date will have a nil exercise price.

For other nominated employees, an exercise price will apply to Share Rights awarded on or shortly after the Listing Date. When determining that exercise price, the BHP Steel Board will have regard to the value of BHP Steel Shares for the purposes of the Matching Action (namely, the VWAP of BHP Steel Shares sold under the Sale Facility and BHP Steel Shares traded on ASX during the first five trading days of BHP Steel Shares on ASX).

If the BHP Steel Board determines that an exercise price will apply to Share Rights awarded in or about September 2002, the BHP Steel Board will, when determining the exercise price that will apply to those Share Rights, have regard to the VWAP of BHP Steel Shares during the five trading days on ASX immediately preceding the date of the award or such other date or period as the BHP Steel Board considers appropriate.

Exercise of Share Rights

Subject to the relevant performance conditions being satisfied (see below), Share Rights to be awarded on or shortly after the Listing Date will be exercisable as follows:

- where the Share Rights have a nil exercise price – up until the date that is 12 months after the end of the first performance period (and where a second performance period applies, up until the date that is six months after the end of that second performance period); and
- where the Share Rights are subject to an exercise price – up until the date that is five years from the date of the award.

The exercise period for any future awards of Share Rights will be determined by the BHP Steel Board.

BHP Steel Shares acquired as a consequence of Share Rights being exercised may be sourced by the trustee of the Long Term Incentive Plan trust by way of a new issue or on-market purchase with funds provided by BHP Steel. Following the exercise of the Share Rights, BHP Steel Shares will be transferred to (or at the direction of) the relevant employee (or sold on their behalf).

Restrictions on exercise

Generally, Share Rights may only be exercised at the end of the relevant performance period (see below), subject to the performance conditions being satisfied.

Share Rights may become exercisable earlier in special circumstances, such as where:

- an employee dies;
- the employee's employment ceases as a result of becoming disabled or being injured; or
- a takeover bid is made for all BHP Steel Shares.

Performance periods

The performance periods for the Share Rights to be awarded on or shortly after the Listing Date will commence on the Listing Date and end on 30 September 2004 ("**first performance period**").

Within three months after the end of the first performance period, the BHP Steel Board may determine that there is to be a second performance period for the Share Rights awarded on or shortly after the Listing Date. This second performance period would overlap with the first performance period, in that it would also commence on the Listing Date, but it would end one year later than the first performance period, namely, 30 September 2005. *If there is to be a second performance period*, 50% of the Share Rights initially awarded will lapse, and the remaining 50% will only become exercisable subject to performance conditions being satisfied.

It is anticipated that the first performance period for the awards to be made in or about September 2002 will commence on or around 1 October 2002 and end on 30 September 2005 and (again, subject to the BHP Steel Board first determining that there is to be a second performance period) that the second performance period will commence on or around 1 October 2002 and end on 30 September 2006.

Performance conditions

Assuming the participant is continually employed by BHP Steel, a performance condition or hurdle must be met before they can exercise a Share Right. The performance hurdle is based on BHP Steel's total shareholder return over a performance period. Total shareholder return ("**TSR**") is broadly the BHP Steel Share price growth plus dividends reinvested. BHP Steel's TSR performance will be compared to a comparator group of companies, which will be the ASX100 as at the Listing Date.

BHP Steel's performance ranking against the comparator group at the end of the performance period will determine whether a participant may exercise their Share Rights. Threshold performance will be the 50th percentile or above and the number of Share Rights that may be exercised will be in accordance with the table below:

Vesting Schedule

Relative TSR Performance Percentile range	First performance period
80th - 100th percentile	100%
70th - ≤80th percentile	90%
60th - ≤70th percentile	70%
50th - ≤60th percentile	50%

If the 50th percentile target is met or exceeded at the end of the first performance period, any Share Rights that do not vest in accordance with the above table will lapse.

If the 50th percentile target is not met at the end of the first performance period, 100% of the allocated Share Rights will lapse unless, within three months of the end of the first performance period, the BHP Steel Board determines that the second performance period is to apply. If the BHP Steel Board makes such a determination, 50% of the Share Rights initially awarded will lapse, and the remaining 50% will only become exercisable if the 50th percentile position or above is achieved at the end of the second performance period.

Early vesting and forfeiture

In the event of cessation of employment due to death, disability or injury, all Share Rights of an employee will vest without regard to the performance hurdles.

In the event of redundancy, retirement or mutual termination during a performance period, the number of Share Rights of an employee that may vest will be calculated on leaving, having regard to the number of days that elapsed during the performance period before the employment was terminated. This number of Share Rights may vest at the end of the first performance period subject to BHP Steel achieving the appropriate performance criteria. The balance will lapse.

In the event of resignation or termination for cause, no Share Rights of the employee will vest.

Additional information

Impact on issued capital

It is a term of the Long Term Incentive Plan that Share Rights cannot be awarded by way of subscription if the aggregate of:

- the number of BHP Steel Shares which underlie unvested Share Rights and vested Share Rights (other than vested Share Rights where the BHP Steel Shares are to be acquired by the trustee of the Long Term Incentive Plan trust by way of purchase);
- the number of BHP Steel Shares held by the share plan trustee and acquired by it by way of subscription; and
- the number of Share Rights proposed to be awarded, or the number of BHP Steel Shares proposed to be acquired by way of subscription,

would exceed 10% of the total number of BHP Steel Shares then on issue.

Executive and non-executive BHP Steel Director participation

Details of any Share Rights issued to executive BHP Steel Directors under the Long Term Incentive Plan will be published in each annual report of BHP Steel relating to the period in which they were issued. Non-executive BHP Steel Directors will not be eligible to participate in the Long Term Incentive Plan.

In addition, in accordance with the Listing Rules, BHP Steel will notify to ASX the interests that BHP Steel Directors acquire in BHP Steel Shares pursuant to the Long Term Incentive Plan.

Further, any additional BHP Steel Directors or other persons specified in listing rule 10.14 of the Listing Rules who are entitled to participate under the Long Term Incentive Plan and who have not been named in this Scheme Booklet will not participate until approval has been obtained in accordance with listing rule 10.14 of the Listing Rules.

Changes to the Long Term Incentive Plan

Subject to the Listing Rules and any applicable law, the BHP Steel Board and the trustee of the Long Term Incentive Plan trust may by agreement revoke, add to, or vary any or all of the provisions of the Long Term Incentive Plan (including the trust deed constituting the Long Term Incentive Plan), or all or any of the rights or obligations of the participants.

Details of executive BHP Steel Directors' Share Rights allocation

In accordance with the terms of Mr Kirby Adams' appointment as Managing Director and Chief Executive Officer of BHP Steel (as agreed between BHP Billiton Limited and Mr Adams), Mr Adams is to be allocated Share Rights under the Long Term Incentive Plan as follows:

Award on or shortly after the Listing Date:

The number of Share Rights to be awarded will depend on the value of BHP Steel Shares ascribed for the purposes of the Matching Action (namely, the VWAP of BHP Steel Shares sold under the Sale Facility and BHP Steel Shares traded on ASX during the first five trading days of BHP Steel Shares on ASX). If the value of BHP Steel Shares so ascribed is $2.95 (the mid-point of the Indicative Price Range), Mr Adams will be granted 661,017 Share Rights. If the value is higher, the number of Share Rights awarded will be less. If the value is lower, the number of Share Rights awarded will be more. The exercise price for each Share Right will be nil.

Award in or around September 2002:

The number of Share Rights to be awarded will depend on the value of BHP Steel Shares at the time of the award, as determined by the BHP Steel Board, having regard to the VWAP of BHP Steel Shares during the five trading days on ASX immediately preceding the date of the award. If the value of BHP Steel Shares so determined is $2.95, Mr Adams will be granted 440,678 Share Rights. If the value is higher, the number of Share Rights awarded will be less. If the value is lower, the number of Share Rights awarded will be more. The exercise price for each Share Right will be nil.

8.10 EARLY EXERCISE OF OPTIONS AND PERFORMANCE RIGHTS FOR BHP BILLITON LIMITED EMPLOYEES

BHP Billiton Limited has received a waiver from ASX to allow for the early exercise of options granted under its Employee Share Plan ("**ESP Options**") and performance rights granted under its Performance Share Plan ("**Performance Rights**") in certain circumstances. The holders of ESP Options and Performance Rights will have the choices outlined below:

ESP Options

Every employee of BHP Billiton Limited (and its subsidiaries) who holds ESP Options, other than ESP Options issued in financial year 2002, that have not yet become exercisable and who BHP Billiton Limited determines will cease to be employed by BHP Billiton Limited (or its subsidiaries) as a consequence of the Steel Demerger through no fault or contribution of that employee will be offered the choice between:

- accepting a change to the term of the ESP Options so that such employee acquires an immediate right to exercise all of that employee's ESP Options, with no performance measures (in which case the ESP Options must be exercised within six months of that employee's termination date); and
- making no change to the terms of the ESP Options, in which case the employee will have to wait until the end of the relevant performance period and, depending upon the level of satisfaction of the relevant performance measures and

the length of employment of that employee during the relevant performance period, may then become entitled to exercise all, a proportion, or none, of the ESP Options as the case may be.

Performance Rights

Every employee of BHP Billiton Limited (and its subsidiaries) who holds Performance Rights, other than Performance Rights issued in financial year 2002, that have not yet become exercisable and who BHP Billiton Limited determines will cease to be employed by BHP Billiton Limited (or its subsidiaries) as a consequence of the Steel Demerger through no fault or contribution of that employee will be offered the choice between:

- accepting a change to the terms of the Performance Rights so that such employee acquires an immediate right to exercise all of that employee's Performance Rights, with no performance measures (in which case the Performance Rights must be exercised within six months of that employee's termination date); and
- making no change to the terms of the Performance Rights, in which case the employee will have to wait until the end of the relevant performance period and, depending upon the level of satisfaction of the relevant performance measures and the length of employment of the employee during the relevant performance period, may then become entitled to exercise all, a proportion, or none, of the Performance Rights as the case may be.

8.11 OFFICIAL QUOTATION OF BHP STEEL SHARES

The BHP Steel Shares have not currently been granted official quotation on a securities exchange. Within seven days after the date of this Scheme Booklet, application will be made for admission of BHP Steel to the ASX official list and for official quotation of all BHP Steel Shares on ASX. No securities of BHP Steel have been sold in the six months immediately before the date of lodgment of this Scheme Booklet for registration by ASIC except BHP Steel Shares issued by BHP Steel to implement the Steel Demerger Proposal as contemplated in this Scheme Booklet or as otherwise contemplated under this Scheme Booklet.

8.12 OTHER INFORMATION MATERIAL TO THE MAKING OF A DECISION IN RELATION TO THE STEEL DEMERGER PROPOSAL

Except as set out in this Scheme Booklet, there is no other information material to the making of a decision in relation to the Steel Demerger Proposal being information that is within the knowledge of any BHP Billiton Director, or any director of any related body corporate of BHP Billiton Limited, which has not been previously disclosed to BHP Billiton Limited Shareholders.

8.13 ASIC RELIEF AND ASX WAIVERS

Clause 8302(d) of Part 3 of Schedule 8 of the Corporations Regulations requires an Explanatory Statement to disclose particulars of any payment or benefit that is proposed to be made or given to any director, secretary or executive officer of BHP Billiton Limited or a related body corporate of BHP Billiton Limited as compensation for loss of office, or as consideration for or in connection with his or her retirement from office.

ASIC has allowed BHP Billiton Limited to depart from complying with the requirements of clause 8302(d) of Part 3 of Schedule 8 of the Corporations Regulations. The effect of this relief is that:

- BHP Billiton Limited is not required to disclose particulars of payments or benefits that are proposed to be made or given to a director, secretary or executive officer of BHP Billiton Limited or a related body corporate of BHP Billiton Limited in relation to their loss of or retirement from office, unless the director, secretary or executive officer will lose office or retire from office in connection with the Steel Demerger;
- the name of any director, executive officer or secretary of BHP Billiton Limited or a related body corporate of BHP Billiton Limited who will lose office or retire from office in connection with the Steel Demerger is not required to be disclosed unless that person is a BHP Billiton Limited Director; and
- any payments or benefits that are proposed to be made or given to any director, executive officer or secretary of BHP Billiton Limited or a related body corporate of BHP Billiton Limited who will lose office or retire from office in connection with the Steel Demerger are only described on an aggregate basis.

Clause 8302(h) of Part 3 of Schedule 8 of the Corporations Regulations requires the Explanatory Statement to set out whether, within the knowledge of the BHP Billiton Limited Directors, the financial position of BHP Billiton Limited has materially changed since the date of the last balance sheet laid before a BHP Billiton Limited annual general meeting or sent to BHP Billiton Limited Shareholders in accordance with section 314 or 317 of the Corporations Act.

ASIC has allowed BHP Billiton Limited to depart from complying with the requirements of clause 8302(h) of Part 3 of Schedule 8 of the Corporations Regulations on the basis that BHP Billiton Limited:

- has released half-yearly accounts for the year ended 31 December 2001;
- has disclosed all other material changes to BHP Billiton Limited's financial position since the half-yearly accounts in the Explanatory Statement and/or in announcements to ASX;
- will disclose any material changes to BHP Billiton Limited's financial position that occur after the date of the Explanatory Statement but prior to the Scheme being approved by the Court in announcements to ASX; and
- will provide, free of charge, copies of the half-yearly accounts for the year ended 31 December to anyone who requests them prior to Scheme being approved by the Court.

ASX has granted waivers to BHP Billiton Limited and BHP Steel in relation to the following Listing Rules:

- Listing Rule 6.23 to allow the early exercise of options issued under the Employee Share Plan and Performance Share Plan of BHP Billiton Limited in specified circumstances without seeking shareholder approval;
- Listing Rule 7.24 to allow the treatment of the Partly Paid BHP Billiton Limited Shareholders in the manner provided for under the Scheme;
- Listing Rule 10.14 to allow the issue of Share Rights in BHP Steel to Mr Kirby Adams without shareholder approval on the basis of the disclosure in the Scheme Booklet; and
- Listing Rule Appendix 7A, Item 6 to allow the Record Date to be four business days after the Effective Date.

8.14 SIGNIFICANT CONTRACTS

Significant contracts or arrangements (or groups of contracts or arrangements) entered into by BHP Steel are divided below into three categories:

- the following contracts and arrangements between BHP Billiton and BHP Steel (summarised in Part 8.14.1 of this Scheme Booklet):
  - (a) Implementation Deed;
  - (b) Demerger Deed;
  - (c) Workers Compensation Deed;
  - (d) Environmental Deed;
  - (e) iron ore supply arrangements;
  - (f) coal supply arrangements;
  - (g) shared services arrangements (relating to the conduct by BHP Billiton Limited of its coal business at Port Kembla and at its Illawarra coal mines);
  - (h) electricity on-supply arrangements at Port Kembla (for the purposes of certain collieries of BHP Billiton);
  - (i) Technology Cooperation and Collaboration Agreement;
  - (j) BHP Trademark Licence Deed;
  - (k) BHP Trademark Assignment Deed;
  - (l) arrangements for the provision of marine transport services between BHP Billiton Limited and BHP Steel; and
  - (m) organisational restructuring:
    - (i) details of share transfers that have been or are being effected between BHP Billiton and BHP Steel;
    - (ii) summary of the transport and logistics restructure; and
    - (iii) summary of the collieries restructure;
- the following contracts and arrangements between BHP Steel and third parties (summarised in Part 8.14.2 of this Scheme Booklet):
  - (a) transport arrangements;
  - (b) electricity supply arrangements;
  - (c) the CSC Information Technology Service Delivery Agreement; and
  - (d) the North Star BHP Steel LLC joint venture; and
- the following financing arrangements for BHP Steel (summarised in Part 8.14.3 of this Scheme Booklet):
  - (a) loan facility agreement;
  - (b) receivables securitisation program; and
  - (c) cash advance facility.

In some cases, a general description is given to a group of contracts or arrangements which are significant to the operations of BHP Steel.

8.14.1 Contracts and arrangements between BHP Billiton and BHP Steel

The BHP Billiton Limited group of companies and BHP Steel have entered into or will enter into a number of new contracts to facilitate the Steel Demerger, each of which will be effective on or before the Legal Separation Date.

(a) Implementation Deed

Nature of deed

The Implementation Deed deals with the obligations of BHP Billiton Limited and BHP Steel Limited in respect of the implementation of the Steel Demerger.

Key terms

- **BHP Billiton Limited obligations**

BHP Billiton Limited agrees that it will do everything necessary to implement the Capital Reduction and the Scheme, so as to implement the Steel Demerger on the Legal Separation Date.

- **BHP Steel Limited obligations**

BHP Steel Limited agrees that it will do everything necessary to implement the Steel Demerger on the Legal Separation Date.

- **Transactions to be implemented**

The Implementation Deed provides for the following things, among others, to occur:

  - BHP Billiton Limited to obtain the Court orders convening the Scheme Meetings and approving the Scheme and to lodge the office copy of the Court order approving the Scheme with ASIC;
  - BHP Billiton Limited to reduce the capital of each BHP Billiton Limited Share on issue at the Close of Registers by the Reduction Amount (with effect from the Legal Separation Date);
  - BHP Billiton Limited to reduce the inter-company indebtedness of BHP Steel by an amount paid to BHP Billiton Limited by BHP Steel Limited (BHP Steel to draw down $565 million in external debt on or before the Legal Separation Date to meet this repayment obligation);

- on or before the Listing Date, BHP Steel Limited to issue to BHP Billiton Limited a certain number (to be determined) of BHP Steel Shares and payment for those BHP Steel Shares to be effected by adjustment of the inter-company debt; and
- BHP Billiton Limited and BHP Steel Limited to work together for an application to ASX for admission of BHP Steel Limited to the ASX official list and for official quotation of all BHP Steel Shares on ASX and to do everything reasonably necessary to facilitate ASX approval of the application and the commencement of trading in BHP Steel Shares.

- **Adjustments after the Legal Separation Date**

The consideration for the issue to BHP Billiton of BHP Steel Shares will be estimated on the basis of the estimated inter-company loan balances on the Accounting Separation Date (after deduction of the repayment amount) and will be adjusted to reflect variations in certain items, including the values for any companies and assets being transferred by or to the BHP Steel group for the purposes of the organisational restructure.

BHP Billiton Limited and BHP Steel Limited will then calculate the remaining inter-company debt outstanding as at the Accounting Separation Date. If any inter-company debt is owed to BHP Billiton Limited at that date, BHP Steel Limited will be required to repay that amount to BHP Billiton Limited, and if any inter-company debt is owed to BHP Steel, BHP Billiton Limited will be required to pay that amount to BHP Steel Limited.

A separate cash adjustment payment will be made by BHP Billiton Limited to BHP Steel Limited in respect of the net business value of BHP Stevedoring Pty Limited and BHP Transport and Logistics (New Zealand) Limited.

b) Demerger Deed

Nature of deed

The Demerger Deed deals with transitional and miscellaneous commercial and legal issues arising in connection with the legal and economic separation of BHP Steel from BHP Billiton.

Key terms

- **Fundamental Steel Demerger principle**

The fundamental principle of the separation of BHP Steel from BHP Billiton is that, following the Steel Demerger, BHP Steel will have the entire economic benefit and risk of all the BHP Steel businesses, companies and assets as if BHP Steel had owned and operated those businesses, companies and assets at all times. Similarly, where businesses, companies and assets (such as the Illawarra Collieries) are transferred to BHP Billiton by or from companies that will form part of BHP Steel after the Steel Demerger, BHP Billiton will have the entire economic benefit and risk of those businesses, companies and assets as if BHP Billiton had owned and operated those businesses, companies and assets at all times.

- ***Acknowledgement***

Consistent with the fundamental Steel Demerger principle outlined above, BHP Billiton Limited and BHP Steel Limited acknowledge that once the Steel Demerger is complete, BHP Steel will not have any rights against BHP Billiton, and BHP Billiton will not have any rights against BHP Steel, except in specified circumstances. Neither BHP Billiton nor BHP Steel will have any right to make a claim for loss or damage arising directly or indirectly in relation to the Capital Reduction, the Scheme, the restructure of the BHP Steel businesses (summarised in Part 3.14 of this Scheme Booklet) and the operation of those businesses prior to the Steel Demerger unless expressly permitted by the Demerger Deed, any other transaction document or any other agreement between the parties (e.g. supply arrangements or other ongoing commercial arrangements).

- ***Business restructure***

BHP Billiton's steel businesses, companies and assets have been or will be substantially restructured pursuant to a series of separate restructure agreements prior to the Steel Demerger so that an identifiable corporate group will come into existence comprising the companies that own the BHP Steel assets and constitute the BHP Steel businesses. The restructure is summarised below in this Part 8.14.1. The Demerger Deed makes provision for:

- the approach to be adopted by the parties to the restructure of BHP Billiton's steel businesses, assets and companies prior to the Steel Demerger;
- the practical, economic and legal effect of the separation of BHP Steel from BHP Billiton;
- the mechanism under which BHP Billiton and BHP Steel can transfer to the other group, any asset or contract which a group member owns or holds after the Legal Separation Date but which at the Legal Separation Date was most directly used in the other group's business or was incorrectly transferred as part of the restructure of BHP Billiton's steel businesses; and
- if any asset or share transfers required to establish the BHP Steel group have not been completed prior to the date of execution of the deed, the principles in accordance with which the parties will conduct their arrangements pending each transfer, so as to ensure that, to the extent possible, each transferee gets the benefit and all risks of the asset or company being transferred as from the Accounting Separation Date.

- **Accounting separation**

The Demerger Deed confirms that, for accounting purposes, BHP Billiton and BHP Steel will be treated as being demerged as from 1 July 2002.

- **Access to records**

Records held by each of BHP Billiton and BHP Steel at the Legal Separation Date that relate to the other must be maintained. Each of BHP Billiton Limited and BHP Steel Limited must allow the other to access those records and must notify the other prior to any destruction of those records so that they can be copied or retrieved.

- **Financial and tax assistance**

BHP Billiton Limited and BHP Steel Limited will assist each other in relation to future and past financial and tax matters, and each will allow the other access to financial and other records in connection with the preparation of tax returns or tax audits by the Australian Taxation Office of either BHP Billiton or BHP Steel.

- **Employees and superannuation**

The Demerger Deed addresses matters relating to the transfer of certain employees of BHP Billiton to BHP Steel and certain employees of BHP Steel to BHP Billiton. BHP Steel Limited and BHP Billiton Limited are each obliged to maintain certain employee entitlements and to indemnify the other against all costs and expenses (including claims) relating to the transfer or any redundancy, retrenchment or termination of a former BHP Billiton employee or BHP Steel employee (as applicable).

In accordance with the fundamental Steel Demerger principle, BHP Steel is required to meet all costs relating to the provision of retirement savings or retirement income benefits and other related benefits for the relevant steel business employees. The Demerger Deed sets out the general principles relating to the transfer of superannuation arrangements of these employees from BHP Billiton to new arrangements to be established by BHP Steel, but allows a limited class of employees to remain members in the relevant BHP Billiton fund on an ongoing basis.

The Demerger Deed also sets out the general principles regarding the calculation of the transfer amount in respect of superannuation entitlements for employees who are transferred.

- **Use of intellectual property**

The Demerger Deed sets out the general principles that determine ownership of intellectual property by BHP Billiton and BHP Steel (other than trademarks/business names, and the specific intellectual property dealt with in the Technology Cooperation and Collaboration Agreement which is summarised below in this Part 8.14.1). The Demerger Deed also sets out the restrictions on the use of jointly-owned intellectual property and IT systems.

The arrangements regarding trademarks in respect of the "BHP" name, the use of the "BHP" acronym and the "Stylised Australia" logo in various countries and trademark classes (extending to BHP Steel being able to use the acronym "BHP" as part of its domain names, business names and company names in existence when the licence is granted) are documented in the BHP Trademark Licence Deed and the BHP Trademark Assignment Deed, which are summarised below in this Part 8.14.1.

- **Separation of information technology system**

The Demerger Deed contains provisions contemplating the separation of the information technology system currently used by BHP Billiton and BHP Steel and any necessary cross-licences. The terms of the arrangement with CSC Australia Pty Limited, the provider of IT services, are summarised in Part 8.14.2 of this Scheme Booklet.

The Demerger Deed also sets out the general principles that will govern ongoing access by BHP Billiton or BHP Steel to IT systems owned by the other after the Steel Demerger.

- **Existing supply contracts and arrangements**

BHP Billiton and BHP Steel are party to contracts for the supply of goods or services with third parties (see Part 8.14.2 of this Scheme Booklet for further details). The Demerger Deed acknowledges that certain contracts required to be transferred pursuant to the restructure of the steel businesses may not yet have been transferred and obliges both BHP Billiton Limited and BHP Steel Limited to work together to effect:

- the assignment or novation of contracts from BHP Billiton to BHP Steel (where those contracts relate to the BHP Steel businesses) or from BHP Steel to BHP Billiton (where those contracts relate to BHP Billiton's businesses);
- the separation of contracts between BHP Billiton and BHP Steel where both parties benefit from a contract; and
- the sharing of certain contracts,

and BHP Billiton Limited and BHP Steel Limited agree to indemnify the other in relation to the performance of those contracts.

Each party is also required to use reasonable endeavours to ensure that BHP Steel obtains the full benefit and all risk of contracts relating to the BHP Steel businesses where such contracts are to be transferred to BHP Steel and that BHP Billiton obtains the full benefit and all risk of contracts relating to BHP Billiton's business where such contracts are to be transferred to BHP Billiton Limited or its subsidiaries.

The Demerger Deed also makes specific provision for electricity supply arrangements at BHP Billiton Limited's and BHP Steel's sites.

These arrangements are summarised in more detail in Part 8.14.2 of this Scheme Booklet.

- **Litigation management**

BHP Billiton Limited and BHP Steel Limited will assist each other in relation to the management of current and new litigation matters involving BHP Steel (other than in respect of litigation between BHP Billiton and BHP Steel). Each of BHP Billiton Limited and BHP Steel Limited indemnifies the other in respect of liability or loss suffered in connection with a claim where that liability relates to the business of the other.

- **Insurance**

BHP Steel will provide its own group business insurance and insurance for the BHP Steel Directors and its officers from the Legal Separation Date. However, BHP Steel will have access to

existing policies of BHP Billiton where those policies have a period to run after the Legal Separation Date and must reimburse BHP Billiton the amount of relevant premiums and deductibles in respect of any period after the Accounting Separation Date during which BHP Steel utilises those policies.

- **Guarantees**

BHP Steel Limited must use its best endeavours to procure the removal of all BHP Billiton Limited parent guarantees of the BHP Steel businesses within two years from the Accounting Separation Date and will pay a guarantee fee (in most cases, to be charged in the two year period at the rate per annum charged by BHP Billiton Limited to its group companies for provision of a guarantee or indemnity from time to time to third parties) on guarantees not removed from the Accounting Separation Date. The guarantee fee increases after the two year period. The current rate is 0.35% per annum.

Indemnities

BHP Billiton Limited and BHP Steel each give certain indemnities to the other, including tax indemnities, consistent with the fundamental Steel Demerger principle outlined above, to ensure that the intended economic effect of the Steel Demerger is achieved.

The Demerger Deed also contains specific indemnities in relation to residual liabilities from previous transactions and asset and business sales and in respect of certain obligations under the Selling Agreements.

(c) Workers Compensation Deed
Nature of deed

The Workers Compensation Deed allocates liability for workers compensation claims as between BHP Billiton Limited, together with its subsidiaries, and BHP Steel and provides for indemnities in respect of workers compensation liabilities.

Key terms

Under the Workers Compensation Deed, BHP Steel is responsible, irrespective of when the liability arose, for:

- any workers' compensation claim (including any common law claim) arising out of or relating to the ownership or operation of any BHP Steel former asset or business (whether divested or closed); and
- any claim arising out of or relating to the ownership or operation of the steel businesses, assets or companies within BHP Steel as at the Legal Separation Date.

BHP Billiton is responsible, irrespective of when the liability arose, for:

- any workers' compensation claim (including any common law claim) arising out of or relating to the ownership or operation of any BHP Billiton former asset or business (whether divested or closed) that did not form an integral part of the steel businesses;
- any claim arising out of or relating to the ownership or operation of an asset, business or company transferred by BHP Steel to BHP Billiton as at the Legal Separation Date; and
- any claim arising out of or relating to any BHP Billiton retained business, asset or company as at the Legal Separation Date.

BHP Billiton and BHP Steel will share responsibility for any claim arising out of and relating both to the ownership or operation of the businesses, assets or companies of BHP Steel Group (including any BHP Steel former asset or business) and the ownership or operation of:

- an asset, business or company transferred by BHP Steel to BHP Billiton; or
- a BHP Billiton former asset or business; or
- a BHP Billiton retained business, asset or company.

Liability for the shared claim is to be apportioned between BHP Billiton and BHP Steel according to the respective contribution of each party to the worker's condition, incapacity or death.

BHP Billiton Limited must give 28 days' written notice to BHP Steel if it intends to surrender its self-insurance licence and discontinue the bank guarantee covering liabilities of BHP Steel in Victoria.

Indemnities

If a BHP Billiton group company suffers loss or expense as a result of a workers compensation claim which is the responsibility of BHP Steel, then BHP Steel will pay to the BHP Billiton group company the amount of that loss or expense.

Similarly BHP Billiton will pay to a BHP Steel group company any loss incurred as a result of a workers compensation claim which is the responsibility of BHP Billiton.

The party which has the obligation under an indemnity will be responsible for the administration, defence and payment of the relevant claim.

(d) Environmental Deed
Nature of deed

The Environmental Deed allocates potential environmental liabilities between BHP Billiton Limited and its subsidiaries and BHP Steel in relation to the businesses and assets that will be transferred to BHP Steel as part of the Steel Demerger and certain other businesses and assets that have been divested by companies forming part of BHP Steel but in respect of which BHP Billiton Limited has agreed to assume any residual liability. The key principle of the Environmental Deed is that BHP Steel is responsible for environmental liabilities arising from the businesses and assets that BHP Steel will own after the Steel Demerger, including the stevedoring business (being the business conducted by BHP Stevedoring Pty Limited and BHP Transport and Logistics (New Zealand) Limited), BHP Steel's

land-based transport and logistics assets (formerly owned by BHP T&L) and BHP Steel's Port Kembla site (excluding the coal washeries site).

Key terms

The principles of the Environmental Deed in relation to the key businesses and sites are as follows:

- **BHP Steel indemnities**

BHP Steel indemnifies BHP Billiton in respect of all environmental liability arising from BHP Steel's business or assets, excluding contamination at Port Kembla that has been exacerbated by Illawarra Services Pty Ltd (a wholly owned subsidiary of BHP Billiton Limited) and contamination which has migrated from the washeries site and which emanated solely from coal washeries activities which are to be carried out by BHP Billiton.

The terms on which BHP Billiton Limited occupies the coal washeries at Port Kembla are summarised in more detail in Part 8.14.1(l) of this Scheme Booklet.

- **BHP Billiton Limited indemnities**

BHP Billiton Limited entities that will acquire the different elements of the Illawarra Collieries indemnify BHP Steel in respect of any potential past and future environmental liabilities arising from the Illawarra Collieries assets and businesses.

Illawarra Services Pty Limited (a wholly owned subsidiary of BHP Billiton) and BHP Billiton Limited indemnify BHP Steel in relation to all past and future environmental liabilities on the washeries site at Port Kembla, except in relation to contamination that has migrated from the surrounding BHP Steel site or contamination that emanates from materials used to reclaim the land that is the coal washeries site.

- **Site sharing**

The Environmental Deed also sets out arrangements for the ongoing operation of the businesses at key sites where BHP Steel and BHP Billiton group companies are operating side by side. The Environmental Deed requires parties to consult in good faith in relation to any required amendments to licences and in relation to any shared services following the Steel Demerger.

(e) Iron ore supply arrangements
Nature of contract

The Sale and Purchase Agreement for Iron Ore dated 31 May 1999 is between Mount Newman Joint Venturers and BHP Iron Ore Pty Ltd as agent for the Mount Goldsworthy Mining Associates Joint Venturers and the Yandi Joint Venturers ("**Sellers**") and AIS ("**Buyer**"). BHP Billiton Limited has interests in the Mount Newman, Goldsworthy and Yandi joint ventures. AIS will become a wholly owned subsidiary of BHP Steel Limited as part of the Steel Demerger.

The agreement commenced on 1 June 1999 and will continue indefinitely with a right of termination by either party upon not less than one year's notice to terminate as of 31 May 2004 or any subsequent 31 May. The first date on which notice to terminate may be given is 31 May 2003.

Under the agreement, each of the Sellers severally agree to sell and deliver, and the Buyer agrees to buy and take delivery of, iron ore produced by the Sellers from mining properties in Western Australia.

Key terms

- **Price and quantities**

Every year, the quantities of iron ore are to be mutually agreed between the parties within a specified range. If the Buyer's configuration changes significantly then the parties must negotiate in good faith any required changes to the contract. The price is based upon the prices, in US dollars, settled between the Sellers and all major Japanese integrated steel mills that purchase iron ore from the Sellers for a specified unit of iron ore on a FOB basis. In the event that no price is established with the Japanese steel mills due to unforeseen circumstances, the parties are to determine a mutually agreed price for the particular contract year.

- Specifications

The guaranteed specifications apply to 31 May 2004. The guaranteed specifications applicable after 31 May 2004 must be agreed by 30 November 2003.

- **Failure to deliver**

In the event that one or more of the Sellers becomes unable to deliver iron ore pursuant to the agreement in whole or part for any reason, the Sellers will, as far as practicable, take all appropriate measures to enable the remaining Sellers to deliver the total tonnages of iron ore required under the agreement.

(f) Coal supply arrangements
Nature of contract

Illawarra Coal Holdings Pty Ltd, a wholly owned subsidiary of BHP Billiton Limited, will supply coking coal to BHP Steel for production of iron and steel at its Port Kembla Steelworks.

Key Terms

- **Term**

Commencing 1 July 2002, the contract has an initial term of 30 years, and will roll over indefinitely for further terms of five years unless either party gives a five year notice of non-renewal that will end the contract upon expiry of either the initial term or the five year period following the period in which the notice of termination is given.

- **Sale and purchase obligations**

Subject to certain agreed exceptions, BHP Steel must purchase, and Illawarra Coal Holdings Pty Ltd must supply, at least 90% of BHP Steel's annual Port Kembla Steelworks' coking coal requirements.

- **Coal price**

The price is set annually by reference to (i) the market price to an agreed basket of long-term stable customers under comparable sales contracts for hard coking coal and (ii) coal supply from a basket of coal mines in Australia in which BHP Billiton Limited has an interest producing similar quality coal to that to be supplied to BHP Steel. The prices of the basket

contracts are then adjusted to take account of the differences in coal qualities, inventory levels, loading charges and terminal costs. The price under the contract is then determined by reference to those adjusted basket contract prices. The contract provides that the parties intend that export parity pricing and the benefits of the close location of Port Kembla Steelworks to the Illawarra Collieries are to be retained by BHP Steel.

- **BHP Steel's rights in relation to the purchase of the Illawarra Collieries**

BHP Steel has a right of first offer to purchase such of the Illawarra Collieries assets or the companies that own those assets as the BHP Billiton Group may determine to sell to a third party. Any assets sale must be accompanied by the novation of the relevant rights and obligations under the contract.

In addition, BHP Steel has an option to purchase the Illawarra Collieries at fair value (not to be less than zero) if:

- Illawarra Coal Holdings Pty Ltd does not renew the contract after the initial term or after any further five year term;
- BHP Steel terminates the contract due to Illawarra Coal Holdings Pty Ltd claiming force majeure in respect of a material part of its obligations for a continuous period of at least two years;
- Illawarra Coal Holdings Pty Ltd terminates the contract because its Illawarra Collieries business is uneconomic;
- BHP Steel terminates the contract due to specified defaults of Illawarra Coal Holdings Pty Ltd.

- **Termination**

Illawarra Coal Holdings Pty Ltd is entitled to terminate the contract if for three consecutive years BHP Steel fails to purchase from Illawarra Coal Holdings Pty Ltd at least 85% of Port Kembla Steelworks' coking coal requirements.

Each party has the right to terminate if the other claims force majeure for a continuous period of two years or more.

Each party is entitled to terminate the contract on giving two and a half years' notice in the event that there are significant legislative changes, environmental requirement changes or other unforeseen changes beyond the respective party's reasonable control that makes that party's business uneconomical.

(g) Shared services arrangements

Nature of contracts

A subsidiary of BHP Billiton Limited and a subsidiary of BHP Steel Limited have entered into contracts under which BHP Steel will provide to BHP Billiton Limited and its subsidiaries a range of services required to enable BHP Billiton Limited to continue aspects of its coal business within Port Kembla Steelworks and at its Illawarra coal mines.

Key terms

- **Services**

  The services include rail operations (including rail maintenance), provision of water, power and air, road maintenance, coal sampling and analysis, and medical services.

- **Price**

  The services will be provided on a full cost recovery basis.

- **Term**

The contracts will commence on 1 May 2002 and will, for each service, continue indefinitely until either party terminates a particular service, or the entire contract, in the event of non payment, insolvency or extended force majeure. For each service, a reasonable notice period has been determined to allow Illawarra Services Pty Ltd time to procure a replacement service.

(h) Electricity on-supply arrangements at Port Kembla

Electricity supplied to the Port Kembla site under the Delta Contract will be on-supplied by BHP Steel to Illawarra Services Pty Ltd, Denbrobium Coal Pty Ltd and Endeavour Coal Pty Ltd (each wholly owned subsidiaries of BHP Billiton Limited) for the purposes of the Illawarra Collieries operations pursuant to separate on-supply arrangements. The amounts payable by Illawarra Services Pty Ltd, Denbrobium Coal Pty Ltd and Endeavour Coal Pty Ltd under these on-supply arrangements are intended to be a pass-through of those costs payable by AIS under the Delta Contract in connection with the supply of electricity to the Illawarra Collieries. These are as follows:

- electricity prices at the rates payable by AIS under the Delta Contract;
- a proportion (based on the Illawarra Collieries' electricity consumption) of any fixed monthly charges or associated charges or new taxes imposed on AIS under the Delta Contract;
- depending on the amount of Illawarra Collieries' consumption, part of any annual difference payment or excess energy charges that AIS is required to pay under the Delta Contract.

In addition, AIS is entitled to impose on Illawarra Services Pty Ltd, Denbrobium Coal Pty Ltd and Endeavour Coal Pty Ltd an administration charge and a charge for the use of its electricity distribution network located at Port Kembla.

(i) Technology Cooperation and Collaboration Agreement

Nature of contract

The Technology Cooperation and Collaboration Agreement between BHP Billiton Limited and BHP Steel Limited reflects the general principles for ownership of intellectual property rights and cross-licensing that are set out in the Demerger Deed.

Key terms

It specifies:

- principles for ongoing collaboration in relation to current and future joint projects;
- cooperation between the parties to enter into future fee-for-

service arrangements;

- provisions regarding access to facilities, personnel, equipment, know-how and publications; and
- ownership and use of specified intellectual property relevant to the BHP Steel businesses existing as at the Legal Separation Date.

(j) BHP Trademark Licence Deed

Nature of deed

The BHP Trademark Licence Deed provides a two year licence for BHP Steel to use specified registered trademarks and pending trademark applications in respect of the name "BHP" in various countries. The licence extends to BHP Steel being able to use the acronym "BHP" in its company, business and domain names in existence at the date of execution of the licence. The licence is worldwide, non-exclusive and royalty-free. The licence expires on the earlier of 30 June 2004 and the date on which BHP Steel registers a change of its company name with ASIC. The licence may terminate early in a number of circumstances including if a person has a relevant interest in more than 20% of the issued share capital of BHP Steel.

Key terms

The deed sets out the guidelines, restrictions and rights of use relating to the trade marks, and sets out the roles of the parties when dealing with an infringement or suspected infringement of the trademarks. In particular, the deed restricts use of the trademarks to use only in conjunction with the word "Steel" and only in relation to the manufacture, sale and marketing of steel products which are the business of BHP Steel.

(k) BHP Trademark Assignment Deed

Nature of deed

The BHP Trademark Assignment Deed provides for the assignment to BHP Steel of specified registered trademarks and pending trademark applications in respect of the "Stylised Australia" logo in various countries and trademark classes.

Key terms

The deed provides for the assignment of the trademarks and any copyright subsisting in those trademarks.

(l) Provision of marine transport services

Pursuant to a series of contracts, BHP T&L will provide marine transport services as both principal and agent to BHP Steel to cover nearly all of BHP Steel's sea freight task for both import of raw materials and export of finished products.

The following marine transport arrangements are being implemented between BHP Billiton and BHP Steel:

- Australian Marine Services Agreement - this is a three year marine services agreement between BHP T&L and AIS under which BHP T&L will provide to AIS liner (export and import) and handy shipping management and logistics services;
- Handysize Contract of Affreightment - this is a one year contract of affreightment between BHP T&L and AIS under which BHP T&L will provide vessels for the transportation of various raw materials from specified loading ports to Port Kembla.
- Capesize Contract of Affreightment - this is an eight year contract of affreightment between BHP T&L and AIS under which BHP T&L will provide vessels for the transportation of 4.2 million wet metric tonnes per annum of iron ore lump and fine products from specified loading ports to Port Kembla. The contract will recognise BHP Steel's need for access to freight based on international market rates and will seek to preserve and utilise the capesize fleet owned by BHP Billiton. The contract will require AIS to share any fleet redundancy costs which may be incurred as a result of early termination.
- "Iron Chieftain" Contract of Affreightment - this is a one year contract of affreightment between BHP T&L and AIS under which BHP T&L will provide vessels for the transportation of iron ore lump and fine products from specified loading ports to Port Kembla.

In addition, under the AIS – BHPB Marine Services Sub-Contract (One-Steel), BHP T&L will provide marine transport and logistics services to AIS to enable AIS to meet its obligations to OneSteel under the OneSteel transport and logistics services contracts.

(m) Organisational restructuring

To facilitate the restructuring of the BHP Billiton Limited steel businesses, a number of share and asset transfers have been or will be implemented on or before the Legal Separation Date. The key transfers are summarised below.

(i) Share transfers

The key share transfer that will be implemented is the transfer by BHP Billiton Limited to BHP Steel Limited of the shares in AIS. AIS owns Port Kembla Steelworks and the New Zealand operations. That transfer will be effected only after the Effective Date has occurred (and subject to it occurring), but before the Legal Separation Date.

The table on page 107 summarises the main share transfers which have been or will be implemented (pursuant to a series of share transfer agreements) to give effect to the Steel Demerger. Unless otherwise stated, a 100% interest is being transferred in each entity specified.

ii) Transport and logistics restructure

BHP Steel is in the process of restructuring its transport and logistics arrangements with BHP Billiton Limited and its subsidiaries. The primary element of the restructure occurred under the Asset Transfer Agreement - T&L dated 31 December 2001 between BHP T&L, AIS and BHP Steel Logistics Co Pty Limited ("**Steel Logistics**"). Under that agreement, BHP Billiton's land based transport and logistics business was transferred, at fair value, with effect from 1 January 2002, to AIS and Steel Logistics, by way of the establishment of and adjustment to inter-company loan

accounts between BHP Billiton and each purchaser.

The terms of the transfer are consistent with the key separation and risk allocation principles outlined in the Demerger Deed. AIS and Steel Logistics will assume all of the liabilities and benefits in connection with the transferred businesses and assets, regardless of whether such liabilities or benefits arose before or after the transfer. AIS and Steel Logistics are providing an indemnity in favour of BHP T&L for any losses BHP T&L incurs in relation to the businesses and assets transferred, and liabilities assumed, by each of AIS and Steel Logistics.

As part of the transport restructure, BHP Billiton Limited is also transferring to BHP Steel Limited two Malaysian companies (BHP Information Technology Sdn Bhd and BHP Engineering (Malaysia) Sdn Bhd) as noted in the table in Part 8.14.1(l)(i) above <u>(subject to Malaysian Foreign Investment Committee approval on terms reasonably satisfactory to the parties)</u>. BHP Steel is also assuming all liabilities of the transferred companies in Malaysia and providing BHP Billiton with an indemnity for all liabilities arising in connection with the transferred companies.

The Demerger Deed contains a counter-indemnity by BHP Billiton in favour of BHP Steel. BHP Billiton indemnifies BHP Steel for liabilities arising in respect of any act or default by either of the transferred Malaysian companies prior to the effective date of their transfer to BHP Steel (which is <u>4 January 2002, </u>subject to Malaysian Foreign Investment Committee approval on <u>conditions reasonably satisfactory to the parties</u>), except for liabilities or losses arising as a result of or in connection with:

- the provision of services to BHP Steel by those companies prior to the effective date of transfer (but, however, if a joint venture entity in which BHP Steel has an interest makes a claim against either of the Malaysian

Transfers from BHP Billiton Limited to BHP Steel

Transferor	Entity being transferred
BHP Billiton Limited	PT BHP Steel Indonesia (74%)
	BHP Steel Building Products (Vietnam)
	BHP Steel Building Products (Shanghai)
	BHP Steel Building Products (Guangzhou)
	BHP Steel (AIS) Pty Limited
	Amari Wolff Steel Pty Limited
	New Zealand Steel (Australia) Pty Limited (60%)
	BHP Trading New Zealand Limited
	BHP Engineering (Malaysia) Sdn Bhd [1]
	BHP Information Technology Sdn Bhd [1]
	BHP Steel Logistics Co Pty Limited
	BHP Stevedoring Pty Limited [2]
BHP Nominees Pty Limited	BHP Steel N Asia Limited (1%)
	BHP Asia Sdn Bhd
BHP International Finance Corporation	BIEC International Inc
BHP Resources Inc	BHP Steel Technology Inc
BHP Holdings (Resources) Inc	BHP Steel Americas Inc
	BHP Steel Investments Inc
BHP Transport and Logistics Pty Limited	BHP Transport and Logistics (New Zealand) Limited [2]

[1] <u>The transfer of these companies is subject to receipt of approval by the Malaysian Foreign Investment Committee on conditions reasonably satisfactory to the parties.</u>
[2] <u>These</u> companies <u>were on-sold</u> to Toll Holdings Limited by BHP Steel <u>immediately following completion of the transfers noted in this table.</u>

Transfers from BHP Steel to BHP Billiton

Transferor	Entity being transferred
BHP Steel (AIS) Pty Limited	Port Kembla Coal Terminal Pty Limited (1/6th)
	BHP Steel-Coal Terminal Management Pty Limited
	Keithen Limited (one A26 Class Share)
BHP Steel	Keithen Limited (one A22 Class Share)

companies and liability is incurred as a result, BHP Billiton will only indemnify in respect of that proportion of the liability that corresponds
to the proportionate interest of any third party in the joint venture); and

- the availability to BHP Steel of the tax losses in either company.

In addition, BHP Steel cannot claim under the counter indemnity until the aggregate liabilities in respect of which indemnity is sought exceed the value of the tax benefits actually realised by BHP Steel as a result of its ownership of the two companies.

Other transactions ancillary to the transport and logistics restructure are summarised in Part 8.14.2(a) of this Scheme Booklet.

(iii) Collieries restructure

(a) Sale and Purchase Agreement

Nature of contract

The Sale and Purchase Agreement provides the basis for the transfer of the Illawarra Collieries from AIS to subsidiaries of BHP Billiton Limited so that BHP Billiton will continue to own and operate the Illawarra Collieries.

Key terms

The price paid for the assets is anticipated to be between $[insert] and $[insert] and will be paid by way of adjustment to inter-company loan accounts.

(b) Coal washery buildings lease and easement arrangements

Nature of contract

AIS will grant a lease to a BHP Billiton Limited subsidiary, Illawarra Services Pty Limited ("**Illawarra Services**"), for up to 50 years of the coal washery plant buildings.

Key terms

In return for the payment of a small amount of rent and certain hire purchase payments, Illawarra Services will lease the buildings and own the washery plant and associated equipment and have the responsibility for their repair and maintenance.

Illawarra Services will also have a right to use additional areas (Core Areas, Licensed Areas and access routes) in connection with the washery plant and Illawarra Services' business (such as coal storage areas, truck compound, conveyors, roads and BHP Steel's railway network).

Illawarra Services' lease of the buildings (which will also include the usage rights for the additional areas) will be registered on the title to AIS's land. Its rights to use the Core Areas will be additionally registered by way of easement.

In addition, Illawarra Services will have an option under the lease in specified circumstances to purchase certain land within Port Kembla Steelworks to provide for continued operation of the coal washery.

8.14.2 Contracts and arrangements between BHP Steel and third parties

(a) Transport arrangements

As noted in Part 8.14.1 of this Scheme Booklet, BHP Steel is currently restructuring its transport arrangements with BHP Billiton Limited and certain of its subsidiaries. On completion of the restructure, BHP Steel will both provide and receive transport and logistic services in accordance with the following:

(i) Provision of transport and logistics services by BHP Steel to OneSteel and other third parties

BHP Steel provides transport and logistic services to OneSteel under the following agreements:

- Global Transport and Logistics Services Contract ("**GSC**") and related services agreements and licenses; and
- three Rail Freight Distribution Services Agreements ("**RFDSAs**").

The term of the GSC is until 31 December 2003. There are eight separate service agreements with separate OneSteel businesses. The RFDSAs are supported by the linehaul (rail) service contracts between BHP T&L and National Rail Corporation Limited ("**NRC**") in relation to those rail corridors specified in each RFDSA.

In order to meet certain of the service requirements to OneSteel, BHP Steel has or will have the following arrangements in place:

- provision by BHP Billiton of marine services to BHP Steel;
- provision by BHP Stevedoring Pty Limited of stevedoring services to BHP Steel at Whyalla; and
- provision of rail and road haulage services and other services by third party service providers (including NRC).

BHP Steel, as a consequence of acquiring certain of the transport and logistics businesses, will also be providing transport and logistic services to other third parties.

(ii) Provision of transport and logistics services to BHP Steel

The following arrangements will be or are proposed to be implemented:

- provision by BHP Billiton Limited of shipping services required by BHP Steel;
- provision by a third party service provider of the transfer of stevedoring and related services to BHP Steel in Australia and New Zealand (respectively) under long-term contracts; and
- provision by third party service providers of rail and road haulage services and other services.

(iii) **Occupation of site at Acacia Ridge**

AIS occupies property at 60 Gay Street, Acacia Ridge for the purposes of its land logistics business. AIS occupies this property on the basis of rights acquired from BHP T&L. BHP T&L has occupied the premises since 1 August 1996. The right to take a further lease for a term of three years now vests in AIS. As a result of transfers of the freehold title to the property and of transfers of a concurrent lease of the property, delays have occurred in documenting the lease for the current term. The party now required to grant the further lease is believed to be Patrick Port Services (No.2) Pty Ltd. AIS exercised the option for the further term of three years from 1 August 2002 to 31 October 2005 on 26 April 2002.

(b) Electricity supply arrangements

Delta Contract

Nature of contract

Delta Electricity currently supplies electricity to BHP Billiton Limited and OneSteel sites at Newcastle and BHP Steel sites at Port Kembla (together with the collieries) under a suite of contracts collectively known as the Delta Contract.

The Delta Contract provides for the joint and several liability of BHP Billiton Limited and AIS in connection with electricity supplied to their respective sites. The earliest date that the Delta Contract can be terminated by either party is 31 March 2007.

BHP Billiton Limited has also entered into arrangements with OneSteel, under which OneSteel has agreed that it is responsible to BHP Billiton Limited in respect of electricity supplied by Delta Electricity to OneSteel's sites at Newcastle.

BHP Billiton and BHP Steel intend to negotiate with Delta Electricity to split the current suite of contracts. This is expected to involve the separation of the joint and several obligations of BHP Billiton Limited and AIS under the Combined Supplementary Agreement (which forms part of the Delta Contract).

Pending negotiation of these new arrangements, the parties will continue to conduct the electricity supply arrangements on the basis of the Delta Contract and the provisions in the Demerger Deed.

(c) CSC Information Technology Service Delivery Agreement

Nature of contract

This agreement governs the provision of information technology service delivery functions by CSC Australia Pty Limited ("**CSC**").

Key terms

Under the current Information Technology Service Delivery Agreement between BHP Billiton Limited and CSC, express provision is made for divested BHP Billiton businesses, including BHP Steel, to continue to receive the full range of global IT services currently made available to BHP Billiton until 30 May 2007, on the same pricing structure available to BHP Billiton. That pricing provides for nominally "fixed" annual service charges (by reference to forecast baseline consumption) which are then adjusted by the application of additional resource charges and reduced resource credits to reflect actual usage levels.

Agreements between BHP Billiton Limited and CSC and CSC and BHP Steel Limited to extend the benefits of those IT arrangements to BHP Steel ("**clean break divestment**") are expected to be in place prior to the Legal Separation Date. After the clean break divestment, BHP Billiton will have no ongoing obligations to CSC in respect of the ongoing supply of IT services by CSC to BHP Steel or in respect of any of BHP Steel's obligations to CSC.

(d) North Star BHP Steel, LLC Joint Venture

Nature of joint venture

BHP Steel has a 50% interest in North Star BHP Steel LLC ("**North Star BHP Steel**"), which was established in 1995 to construct and operate a steel flat products facility for hot band product and market its products. The operations and facilities of North Star BHP Steel are located in Delta, Ohio, US. The remaining 50% interest in the investment is held by a wholly owned subsidiary of Cargill, Inc ("**Cargill**").

Two related contracts establish the North Star BHP Steel joint venture:

- the Limited Liability Company Agreement between BHP Steel Investments, Inc (a wholly owned subsidiary of BHP Holdings (Resources), Inc) and NSS Ventures, Inc (a wholly owned subsidiary of Cargill) ("**LLC Agreement**"); and
- the Shareholders Agreement between BHP Holdings (Resources) Inc and Cargill ("**Shareholders Agreement**").

The LLC Agreement and the Shareholders Agreement place different restrictions on the transfer of either party's joint venture entity and the transfer of interests in parent companies of the joint venture entities.

Under the LLC Agreement, BHP Steel requires Cargill's consent to the transfer of its interest in the BHP Steel joint venture entity. If BHP Steel or Cargill wishes to sell its interests in its joint venture entity, the Shareholders Agreement grants the parties an initial right of first refusal and an option to purchase the other party's interest in accordance with the fair market value offer procedures set out in the Shareholders Agreement.

Cargill consented to the transfer of ownership of the 50% of North Star BHP Steel held by companies owned or controlled by BHP Billiton Limited to BHP Steel and its subsidiaries. The transfer is still subject to the consent of the lenders who had provided NSS Ventures' share of the North Star BHP Steel debt. This consent is expected prior to the Legal Separation Date. In the event of any delay in this process, the Demerger Deed ensures that the full benefits and risks of BHP Billiton's share in this joint venture vests in BHP Steel as from the Accounting

Separation Date.

Under the Shareholders Agreement, the parties and their related companies are limited in their ability to build or operate other steel manufacturing facilities according to geographical and production volume constraints.

Relationship with Worthington Industries, Inc

Worthington Industries, Inc ("**Worthington**") is a major customer of North Star BHP Steel, and accounts for approximately a third of North Star BHP Steel's sales of hot rolled coil. North Star BHP Steel has served notice to terminate its supply contract with Worthington on 31 December 2003 with the intent to negotiate a replacement supply arrangement on more favourable terms.

8.14.3 Financing arrangements for BHP Steel

(a) Loan facility agreement

Nature of contract

BHP Steel Limited and BHP Steel Finance Pty Limited, a subsidiary of BHP Steel, have together mandated a syndicate of banks as joint lead arrangers and underwriters of a revolving Loan Note Facility of A$550 million ("**Loan Facility**").

The Loan Facility will comprise a revolving credit facility under which loans are available in two tranches through the issue of loan notes. Tranche 1 has a limit of A$300 million. Tranche 2 has a limit of A$250 million. The purpose of the funds provided under the Loan Facility is to enable refinancing of inter-company loans owed to the BHP Billiton Limited group by BHP Steel and is guaranteed and subject to a negative pledge by BHP Steel and certain of its material subsidiaries.

Key terms

Tranche 1 will terminate on the third anniversary of the signing of the Loan Facility. Tranche 2 will terminate on the fifth anniversary of the signing of the Loan Facility.

The pricing of the Loan Facility is generally consistent with that which an investment grade company might obtain, given the amount and terms of the debt, BHP Steel Limited being an independent unrated entity, steel industry conditions and the current market.

The Loan Facility contains undertakings by BHP Steel Limited and its subsidiaries that are customary for a facility of this nature.

The Loan Facility contains events of default that are customary for facilities of this nature.

(b) Receivables securitisation program

Nature of contract

BHP Steel (Finance) Limited and Corporate Receivables Securitisation Pty Limited ("**CRS**") have agreed in principle to establish a trade receivables securitisation Program ("**Program**"). BHP Steel (Finance) Limited and CRS intend to conclude the formal documentation for the Program prior to or on the Effective Date.

The Program allows BHP Steel to securitise an amount of its receivables on a revolving or one off basis, through CRS.

The funds are provided under the Program for general corporate purposes.

Key terms

Under the Program, BHP Steel offers its outstanding receivables for purchase for a discounted cash amount. CRS may accept any offer at its discretion which is funded by the issuance of commercial paper by a wholly owned subsidiary of CRS. The discount applied to the face value of receivables sold into the Program depends on several factors including CRS's cost of funds and the collection profile of the receivables.

The Program is likely to have a term of five years.

The Program imposes certain collection responsibilities and other covenants on the BHP Steel Limited group which are customary for a program of this nature.

(c) Cash advance facility

Nature of contract

BHP Steel Limited intends to establish a cash advance facility of up to $100 million ("**Cash Advance Facility**") with a small number of banks providing its key loan facility.

It is expected that formal documentation for the Cash Advance Facility will be entered into prior to the Effective Date.

Key terms

The formal documentation for the Cash Advance Facility is expected to include:

- the funds to be provided under the Cash Advance Facility are for general corporate purposes and are guaranteed and subject to a negative pledge by BHP Steel Limited and certain of its subsidiaries;
- the Cash Advance Facility must be repaid 364 days after the signing of the Cash Advance Facility;
- the Cash Advance Facility will contain undertakings by BHP Steel Limited and its subsidiaries that are customary for a facility of this nature; and
- the Cash Advance Facility will contain events of default that are customary for a facility of this nature.

8.15 OVERVIEW OF BHP STEEL CONSTITUTION

8.15.1 Rights attaching to BHP Steel Shares

The rights attaching to the ownership of BHP Steel Shares are set out in the BHP Steel constitution, a copy of which may be obtained by calling the BHP Billiton Share Department on 1300 655 140 (within Australia only) or (61 3) 9609 3333 (International) weekdays between 9.00 am and 5.00 pm (Melbourne time).

BHP Steel's constitution describes many rights attaching to BHP Steel Shares and the following is a summary of the principal rights. The summary does not contain all of the information included in BHP Steel's constitution which should be read for a

more complete description of BHP Steel Shareholders' rights.

8.15.2 Issue of further BHP Steel Shares

The BHP Steel Directors control the issue of BHP Steel Shares, subject to the Corporations Act, the Listing Rules and any special rights conferred on the holders of any shares or class of shares. There is no limit on the number of BHP Steel Shares that can be issued.

8.15.3 Transfer of BHP Steel Shares

BHP Steel Shares are transferable after the listing of BHP Steel on ASX, subject to the Listing Rules and to the BHP Steel constitution, by:

- the paperless system of transfer established by ASX known as CHESS, for CHESS approved securities;
- an instrument in writing in any usual or common form or in any other form approved by the BHP Steel Directors; or
- any other method of transfer of marketable securities which is recognised by the Corporations Act, the Securities Clearing House ("**SCH**") and ASX and is approved by the BHP Steel Directors.

The BHP Steel Directors may, if permitted to do so by the Listing Rules:

- request SCH to apply a holding lock to prevent a transfer of CHESS approved securities registered on the CHESS subregister; and
- refuse to register a transfer of other BHP Steel Shares.

The BHP Steel Directos are obliged to refuse to register a transfer of BHP Steel shares if:

- the Listing Rules require BHP Steel to do so; and
- the transfer is in breach of the Listing Rules or a restriction agreement.

8.15.4 Partial takeovers

BHP Steel's constitution contains provisions regulating proportional takeover offers for BHP Steel Shares in accordance with the Corporations Act.

These provisions cease to have effect three years after the later of their adoption or last renewal.

8.15.5 General meetings and notices

Each BHP Steel Shareholder is entitled to receive notice of, to attend and to vote at general meetings of BHP Steel and to receive all notices, accounts, reports and other documents required to be sent to BHP Steel Shareholders under the BHP Steel constitution, the Corporations Act or the Listing Rules.

BHP Steel may serve a notice on a BHP Steel shareholder:

- personally;
- by sending it by post to their registered address or an alternative address nominated by the BHP Steel Shareholder; or
- by sending it to a fax number or electronic address nominated by the BHP Steel Shareholder.

8.15.6 Voting

Subject to any rights or restrictions attaching to any class or classes of shares and to the BHP Steel constitution, each BHP Steel Shareholder who is entitled to vote may vote in person or by proxy, attorney or representative.

On a show of hands, each BHP Steel Shareholder present in person and each other person present as a proxy, attorney or representative has one vote. On a poll, each BHP Steel Shareholder present personally or by proxy, attorney or representative has one vote for each fully paid BHP Steel Share held. In either case, if there is an equal number of votes for and against a resolution, the matter is decided in the negative.

8.15.7 BHP Steel Directors

The BHP Steel Directors are subject to retirement by rotation and re-election by BHP Steel Shareholders in a general meeting. At each annual general meeting, one third of the BHP Steel Directors and any BHP Steel Director who has held office for three years or more must retire from office. The Managing Director is exempt from retirement by rotation. A BHP Steel Director appointed by the BHP Steel Directors (e.g. to fill a casual vacancy) will hold office only until the conclusion of the next annual general meeting of BHP Steel but is eligible for election at that meeting. The maximum aggregate remuneration to be paid to the non-executive BHP Steel Directors will not be more than $1.75 million per annum (inclusive of superannuation) or any other amount decided by the company at a general meeting. The constitution provides that the remuneration may be provided in a non-cash form, including the issue or purchase of BHP Steel Shares or options over BHP Steel Shares. BHP Steel Directors are also entitled to be reimbursed for other incidental costs and expenses incurred as a BHP Steel Director.

8.15.8 Dividends

Subject to the Corporations Act, the BHP Steel constitution and the rights of persons (if any) entitled to BHP Steel Shares with special rights to dividend, the BHP Steel Directors may determine that a dividend is payable, fix the amount and the time for payment and authorise that payment.

Subject to the rights of any persons entitled to BHP Steel Shares with special rights as to dividends and to the terms of any shares issued to the contrary, when a dividend is paid:

- all BHP Steel Shareholders receive the same sum on each BHP Steel Share; and
- partly paid BHP Steel Shareholders receive the proportion of the dividend for each BHP Steel Share that the amount paid up on their partly paid BHP Steel Share represents to a BHP Steel Share.

8.15.9 Reduction of capital

If BHP Steel reduces its capital, it may distribute the capital reduction by cash or by the issue or transfer of shares or other

securities, the grant of options or the transfer of assets. If the distribution of capital includes an issue or transfer of shares, the BHP Steel Shareholder agrees, by the terms of BHP Steel's constitution, to become a member of the company in which shares are being issued or transferred.

8.15.10 Winding up

If BHP Steel is wound up, the liquidator may, with the sanction of a special resolution of BHP Steel, divide among any persons holding BHP Steel Shares in kind the whole or any part of the property of BHP Steel. The liquidator may set such a value as it considers fair on any property to be so divided and may determine how the division is to be carried out.

8.15.11 Indemnification

To the extent permitted by law, BHP Steel must indemnify each director and secretary, and may indemnify executive officers, of BHP Steel against liability incurred by them in their capacity as a director, secretary or executive officer of BHP Steel or a BHP Steel subsidiary or as a trustee, director or employee of another corporation at the request of BHP Steel or a BHP Steel subsidiary. An indemnity is also provided for legal costs incurred in connection with proceedings in which they become involved because of that capacity.

8.15.12 Small holdings

Subject to the Listing Rules, the directors of BHP Steel may in certain circumstances sell the BHP Steel Shares of a BHP Steel Shareholder if they hold a parcel of BHP Steel Shares that is less than a marketable parcel as defined in the Listing Rules.

8.16 DIVIDEND REINVESTMENT PLAN

BHP Steel has approved the terms of a dividend reinvestment plan ("**DRP**") which would provide BHP Steel Shareholders with a choice of reinvesting dividends paid on BHP Steel Shares rather than receiving dividends in cash. The DRP has not yet commenced operation. A commencement date will be determined by the BHP Steel Directors in their absolute discretion. However, it is not currently intended that the DRP would commence operating in the near future.

Further details in relation to the DRP will be sent to all BHP Steel Shareholders once the BHP Steel Directors determine that the DRP will commence operation.

The key terms of the DRP are set out below.

8.16.1 Participation

Participation in the DRP would be optional and would be open to all BHP Steel Shareholders, except those BHP Steel Shareholders whose registered addresses are in jurisdictions where, in the absence of the registration statement or other formality, participation would or might be unlawful.

8.16.2 Issue price of BHP Steel Shares

BHP Steel Shares allotted under the DRP would be issued at the volume weighted average market price of all BHP Steel Shares sold on ASX in the first five trading days immediately following the record date for the particular dividend, less such discount, if any, not exceeding 10%, as determined by the BHP Steel Board from time to time.

8.16.3 ASX quotation

BHP Steel would make application for official quotation on ASX of any BHP Steel Shares allotted under the DRP.

8.16.4 Costs

No brokerage, commissions or other transaction costs would be payable by a participant in respect of the allotment of BHP Steel Shares under the DRP. Under the present law, no stamp duty would be payable on the allotments of BHP Steel Shares under the DRP.

8.16.5 Dividends and other rights

All dividend shares allotted under the DRP would rank equally in all respects with all other BHP Steel Shares from the date of issue.

8.16.6 Modification, suspension, recommencement and termination of DRP

The operation of the DRP may be modified, suspended, recommenced or terminated at any time by the BHP Steel Board in its absolute discretion.

8.17 ASX LISTING

Within seven days after the date of this Scheme Booklet, application will be made to ASX for the admission of BHP Steel to the ASX official list and for official quotation of all BHP Steel Shares on ASX.

8.18 CHESS AND ISSUER SPONSORSHIP

BHP Steel will apply to participate in CHESS, pursuant to the Listing Rules. Following the Steel Demerger, BHP Steel will provide BHP Steel Shareholders with a holding statement which sets out the number of BHP Steel Shares transferred to each BHP Billiton Limited Shareholder under the Steel Demerger. This notice will advise BHP Steel Shareholders of either their holder identification number ("**HIN**") in the case of a holding on the CHESS subregister or securityholder reference number ("**SRN**") in the case of a holding on the issuer sponsored subregister.

Thereafter, if a holding of BHP Steel Shares changes during a month, BHP Steel Shareholders will receive a statement at the end of that month. BHP Steel Shareholders may also request statements at any other time (although BHP Steel may charge an administration fee).

8.19 AUDITOR

Arthur Andersen is BHP Steel's auditor. Assuming that the proposed merger between Arthur Andersen and Ernst & Young goes ahead, it is expected that Ernst & Young will conduct BHP Steel's audit for the year ended 30 June 2002.

8.20 BHP STEEL DIRECTORS' REMUNERATION

BHP Steel's constitution provides that the maximum aggregate remuneration of non-executive BHP Steel Directors will not be more than $1.75 million per annum (inclusive of superannuation) or any other amount decided by the company at a general meeting. The BHP Steel Directors may divide that remuneration

among the non-executive BHP Steel Directors as they decide.

The BHP Steel Directors have resolved that, upon listing, the Chairman, Mr Graham Kraehe, will be paid $280,000 per annum, and the Deputy Chairman, Mr Ron McNeilly, will be paid $140,000 per annum. Each of the other non-executive BHP Steel Directors will be paid $100,000 per annum. Non-executive BHP Steel Directors will also be paid $10,000 for each BHP Steel Board committee on which they sit as chair.

Compulsory superannuation contributions on behalf of each BHP Steel Director will be paid in addition to the fees set out above.

It is not intended that the non-executive BHP Steel Directors will be paid retirement benefits.

8.21 INDEMNITIES FOR BHP STEEL DIRECTORS

8.21.1 Deeds of access, insurance and indemnity for BHP Steel Directors

BHP Steel has entered into a Deed of Access, Insurance and Indemnity with each BHP Steel Director ("**Deed**"). In broad terms, the Deed:

- provides an ongoing indemnity to the fullest extent permitted by law against liabilities arising as a result of acting as a BHP Steel Director, an officer of a BHP Steel subsidiary or as a trustee, director or employee of another corporation at the request of BHP Steel or a BHP Steel subsidiary. An indemnity is also provided for related legal costs;
- requires BHP Steel to use its best endeavours to maintain a D & O insurance policy insuring against liability incurred by the BHP Steel Director in the BHP Steel Director's capacity as an officer of BHP Steel during the director's term of office and for seven years after that; and
- confirms the BHP Steel Director's statutory right of access both while in office and after ceasing to be a BHP Steel Director to BHP Steel Board papers and other BHP Steel documents relating to the BHP Steel Director's period of office for the purposes of legal proceedings in which the BHP Steel Director may become involved.

BHP Steel's constitution requires BHP Steel to indemnify the BHP Steel Directors and authorises BHP Steel to enter into these Deeds with the BHP Steel Directors. These Deeds have been entered into with each BHP Steel Director at the time of their appointment to the BHP Steel Board.

8.21.2 BHP Billiton Limited indemnity for the BHP Steel Directors

BHP Billiton Limited has agreed to indemnify the BHP Steel Directors to the maximum extent permitted by law against any liability to any person incurred by the BHP Steel Director in connection with the Steel Demerger. In addition, BHP Billiton is entitled to take control of any action against the BHP Steel Director that could lead to any payment to a BHP Steel Director under the indemnity and to seek reimbursement from the BHP Steel Director if any payment is subsequently found not to be authorised by law, under the indemnity or which the BHP Steel Director is insured for.

8.21.3 Indemnification under the BHP Steel constitution

The indemnification of the BHP Steel Directors by BHP Steel is summarised in Part 8.15.11 of this Scheme Booklet.

8.22 CONSENTS AND DISCLAIMERS OF RESPONSIBILITY

8.22.1 Consent to be named

The following parties have given and have not, before the time of registration of this Scheme Booklet by ASIC, withdrawn their written consent to be named in this Scheme Booklet and the Shareholder Prospectus in the form and context in which they are named:

- ABN AMRO Corporate Finance Australia Limited as financial adviser;
- ABN AMRO Equity Capital Markets Australia Limited and Rothschild Australia Securities Limited (trading as ABN AMRO Rothschild) as Joint Global Coordinator;
- ABN AMRO Corporate Finance Limited as acting for BHP Billiton Limited in connection with the Scheme;
- Credit Suisse First Boston Australia Limited as financial adviser and Joint Global Coordinator;
- Credit Suisse First Boston (Europe) Limited as acting for BHP Billiton Limited in connection with the Scheme; and
- Mallesons Stephen Jaques as legal adviser.

8.22.2 Consent to be named and to the inclusion of information

The following parties have given and have not, before the time of registration of this Scheme Booklet by ASIC, withdrawn their written consent to the inclusion of the following information in this Scheme Booklet and the Shareholder Prospectus in the form and context in which it is included and to all references in this Scheme Booklet and the Shareholder Prospectus to that information in the form and context in which they appear:

- Arthur Andersen - as to certain matters of Australian taxation, to be named as the auditor of BHP Billiton and BHP Steel and as being named as the investigating accountant and to the inclusion of the Investigating Accountant's Report set out as Annexure A to this Scheme Booklet and the Report on Forecast Financial Information set out as Annexure B to this Scheme Booklet;
- Ernst & Young Corporate Finance Limited - to be named as the independent expert and to the inclusion of the Independent Expert's Report set out as Annexure D to this Scheme Booklet;
- Egis Consulting Australia Pty Limited - to be named as independent environmental consultants, and to statements said to be based on statements made by it relating to the environmental liability assessment;
- International Iron and Steel Institute - to the inclusion of

statements made by it relating to world steel markets, and to statements said to be based on statements made by it;

- CRU Group - to the inclusion of statements made by it relating to steel prices, and to statements said to be based on statements made by it;
- Sullivan & Cromwell - to the inclusion of statements made by it relating to US taxation considerations, and to statements said to be based on statements made by it;
- Linklaters - to the inclusion of statements made by it relating to UK taxation considerations, and to statements said to be based on statements made by it; and
- Chapman Tripp - to the inclusion of statements made by it relating to New Zealand taxation considerations, and to statements said to be based on statements made by it.

8.22.3 Disclaimers of responsibility

Each person named in Parts 8.22.1 and 8.22.2:

- does not make, or purport to make, any statement in this Scheme Booklet or the Shareholder Prospectus or any statement on which a statement in this Scheme Booklet or the Shareholder Prospectus is based other than, in the case of a person referred to under Part 8.22.2, a statement included in this Scheme Booklet or the Shareholder Prospectus with the consent of that party; and
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Scheme Booklet or the Shareholder Prospectus, other than a reference to its name and, in the case of a person referred to under Part 8.22.2, any statement or report which has been included in this Scheme Booklet or the Shareholder Prospectus with the consent of that party.

8.23 INDEPENDENT EXPERT

Ernst & Young Corporate Finance has prepared the Independent Expert's Report set out as Annexure D to this Scheme Booklet advising as to whether the Steel Demerger Proposal is in the best interests of BHP Billiton Limited Shareholders. Ernst & Young Corporate Finance will be paid a total fee of $335,000 plus out-of-pocket expenses for the preparation of this report. Ernst & Young Corporate Finance warrants that it has not withdrawn its consent to the inclusion of the Independent Expert's Report in the form and context in which it is included and to the reproduction of the summary and conclusions of the Independent Expert's Report in the Letter from the Chairman and Parts 1.4, 2.5.3, 3.9 and 6.2.6 of this Scheme Booklet.

8.24 CAPITAL RAISING BY BHP STEEL

BHP Steel has not raised any capital for the three months before the date of lodgment of this Scheme Booklet for registration by ASIC and will not need to raise any capital in the three months after the date of lodgment of this Scheme Booklet for registration by ASIC (other than the issue of BHP Steel Shares to BHP Billiton Limited for the purpose of ensuring BHP Steel has sufficient issued BHP Steel Shares to implement the Steel Demerger Proposal as contemplated in this Scheme Booklet or as otherwise contemplated under this Scheme Booklet).

8.25 REGULATORY AND LEGAL

8.25.1 Foreign exchange controls

The Reserve Bank of Australia generally does not restrict the import and export of Australian dollars. There are currently no Australian exchange controls or other limitations, other than any applicable withholding of Australian tax, which restrict the remittances of any dividends, interest or other payment by BHP Steel to non-resident holders of BHP Steel Shares outside Australia, provided they are not nationals of or connected with Iraq, Libya, the Federal Republic of Yugoslavia (Serbia and Montenegro), the Taliban (also referred to as the Islamic Emirate of Afghanistan), or the National Union for the Total Independence of Angola (also known as UNITA), in which case remittance is prohibited.

8.25.2 Restrictions on foreign ownership

There are no limitations, either under the laws of Australia or under the constitution of BHP Steel, to the right of non-residents to hold or vote BHP Steel Shares other than the Commonwealth Foreign Acquisitions and Takeovers Act 1975 ("**FATA**"). The FATA may affect the right of certain persons, including US residents, to hold or control BHP Steel Shares. Acquisitions of shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the FATA. The FATA applies to any acquisition by a foreign person or associated foreign persons which would result in a holding of 15% or more of the issued shares of, or control of 15% or more of the voting power in, an Australian company. Further, it applies to any acquisition by non-associated foreign persons which would result in a holding by those persons of 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company.

8.26 SUPPLEMENTARY INFORMATION

BHP Billiton Limited will issue a supplementary document to this Scheme Booklet if it becomes aware of any of the following between the date of lodgment of this Scheme Booklet for registration by ASIC and the Listing Date:

- a material statement in this Scheme Booklet is false or misleading;
- a material omission from this Scheme Booklet;
- a significant change affecting a matter included in this Scheme Booklet; or
- a significant new matter has arisen and it would have been required to be included in this Scheme Booklet if it had arisen before the date of lodgment of this Scheme Booklet for registration by ASIC.

Depending on the nature and timing of the changed circumstances and subject to obtaining any relevant approvals, BHP Billiton Limited may circulate and publish any supplementary document by:

- placing an advertisement in a prominently published newspaper which is circulated generally throughout Australia;
- posting the supplementary document on BHP Billiton's website; or
- making an announcement to ASX.

PART 9 SCHEME

9.1 SCHEME – EXPLANATORY STATEMENT
9.2 SCHEME

9.1 SCHEME – EXPLANATORY STATEMENT

The Explanatory Statement for the Scheme incorporates all parts of the Scheme Booklet other than the notices of meetings on pages 127 to 138.

9.2 SCHEME

Pursuant to section 411 of the Corporations Act 2001 (Cwlth) between:

BHP Billiton Limited (ABN 49 004 028 077)

and holders of its **fully paid ordinary shares** and holders of its **partly paid ordinary shares**

1 Definitions and interpretation

1.1 Definitions

In this document, unless the contrary intention appears or the context requires otherwise:

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited.

BHP Billiton Board means the board of directors of BHP Billiton Limited.

BHP Billiton Limited means BHP Billiton Limited (ABN 49 004 028 077).

BHP Billiton Limited Share means an ordinary share in the capital of BHP Billiton Limited.

BHP Billiton Limited Shareholder means a holder of Fully Paid BHP Billiton Limited Shares and/or Partly Paid BHP Billiton Limited Shares, as the case requires.

BHP Billiton Plc means BHP Billiton Plc (registered in England and Wales, registration number 3196209).

BHP Billiton Plc Share means a fully paid ordinary share in the capital of BHP Billiton Plc.

BHP Billiton Plc Shareholder means a holder of BHP Billiton Plc Shares.

BHP Billiton Share Register means the register of BHP Billiton Limited Shareholders maintained under section 169 of the Corporations Act.

BHP Billiton Share Registry means the BHP Billiton Share Department, Level 28, 600 Bourke Street, Melbourne, Victoria 3000, Australia.

BHP Steel means BHP Steel Limited (ABN 16 000 011 058).

BHP Steel Entitlement Number has the meaning set out in clause 4.3.

BHP Steel Share means a fully paid ordinary share in the capital of BHP Steel.

Bonus Issue Resolution means an ordinary resolution of BHP Billiton Limited Shareholders relating to the issue of bonus BHP Billiton Plc Shares to BHP Billiton Plc Shareholders and in the form set out in the notice of general meeting contained in the Scheme Booklet sent to BHP Billiton Limited Shareholders.

Business Day means a business day as defined in the Listing Rules.

Capital Entitlement means, in relation to a Scheme Shareholder, so much of the amount allocated to the Scheme Shareholder under the Capital Reduction Resolution as is attributable to the Scheme Shares held by the Scheme Shareholder.

Capital Reduction means the reduction of the share capital of BHP Billiton Limited in accordance with the Capital Reduction Resolution.

Capital Reduction Resolution means an ordinary resolution of BHP Billiton Limited Shareholders in the form set out in the notice of general meeting contained in the Scheme Booklet sent to BHP Billiton Limited Shareholders.

Close of Registers means 5.00 pm (Melbourne time) on the Record Date.

Corporations Act means Corporations Act 2001 (Cwlth).

Court means the Federal Court of Australia.

Effective Date means the date on which the office copy of the Court order approving the Scheme pursuant to section 411(4)(b) of the Corporations Act is lodged with ASIC.

Final Price means the price at which BHP Steel Shares will be sold under the terms of the Sale Facility.

Fully Paid BHP Billiton Limited Share means a BHP Billiton Limited Share on which all amounts of capital are paid up.

Fully Paid BHP Billiton Limited Shareholder means a holder of Fully Paid BHP Billiton Limited Shares.

Fully Paid Scheme Shareholder means a Scheme Shareholder who holds Fully Paid BHP Billiton Limited Shares.

Implementation Deed means the agreement between BHP Billiton Limited and BHP Steel dated on or about 10 May 2002 and described in clause 2.3.

Ineligible Overseas Shareholder means a Fully Paid Scheme Shareholder whose Registered Address at the Close of Registers is in any jurisdiction other than:

- Australia, New Zealand, the United Kingdom and the Channel Islands, the United States of America, Singapore, Hong Kong or Canada; or
- a jurisdiction in which BHP Billiton Limited reasonably believes that it is not prohibited or unduly onerous or impractical to implement the Scheme and to transfer BHP Steel Shares to the Fully Paid Scheme Shareholder.

Interim Call means the call for payment of unpaid capital made by the BHP Billiton Board payable on each Partly Paid BHP Billiton Limited Share for the Reduction Amount.

Legal Separation Date means Monday, 22 July 2002 or such other date as determined by the BHP Billiton Board.

Listing Date means the date on which trading in BHP Steel Shares (on a deferred settlement basis or otherwise) commences on ASX.

Listing Rules means the official listing rules of ASX.

Non Eligible Shareholder means a Fully Paid BHP Billiton Limited Shareholder who is not permitted under applicable laws or regulations in certain countries to sell under the Sale Facility the BHP Steel Shares to which they are entitled under the Scheme.

Partly Paid BHP Billiton Limited Share means a BHP Billiton Limited Share on which there remains amounts unpaid.

Partly Paid BHP Billiton Limited Shareholder means a holder of Partly Paid BHP Billiton Limited Shares.

Partly Paid Scheme Shareholder means a Scheme Shareholder who holds Partly Paid BHP Billiton Limited Shares.

Record Date means the fourth Business Day after the Effective Date or such other date as permitted by ASX.

Reduction Amount means $0.69 for each BHP Billiton Limited Share on issue at the Close of Registers.

Registered Address means, in relation to a BHP Billiton Limited Shareholder, the address shown in the BHP Billiton Share Register.

Sale Agent means BHP Billiton Limited or such other person nominated by BHP Billiton Limited to sell or facilitate the transfer of the BHP Steel Shares attributable to Selling Shareholders and Ineligible Overseas Shareholders under the terms of the Scheme and the Sale Facility and who will hold those BHP Steel Shares as agent of those Selling Shareholders and Ineligible Overseas Shareholders.

Sale Facility means the facility to be established and implemented by BHP Billiton Limited under which BHP Steel Shares may be sold prior to the listing of BHP Steel on ASX, the terms of which are more fully described and contained in the Scheme Booklet and accompanying documents distributed with it.

Scheme means the scheme of arrangement between BHP Billiton Limited and the holders of BHP Billiton Limited Shares as set out in this document, subject to any alterations or conditions made or required by the Court pursuant to section 411 of the Corporations Act.

Scheme Booklet means the booklet containing the explanatory statement as required by Part 5.1 of the Corporations Act relating to the Scheme, notices of meetings in relation to the Capital Reduction Resolution, the Bonus Issue Resolution and the Scheme and other information (including any supplementary information) relating to any or all of the above matters and distributed to BHP Billiton Limited Shareholders.

Scheme Share means a Fully Paid BHP Billiton Limited Share or a Partly Paid BHP Billiton Limited Share on issue at the Close of Registers.

Scheme Shareholder means a person registered on the BHP Billiton Share Register at the Close of Registers as the holder of a Scheme Share after registration of all transfer and transmission applications as provided for in clause 4.12 and after application of clause 4.3(d).

Selling Shareholder means a Fully Paid Scheme Shareholder (other than a Non Eligible Shareholder) who elects to sell under the Sale Facility some or all of the BHP Steel Shares that constitute the Fully Paid Scheme Shareholder's BHP Steel Entitlement Number.

Steel Demerger means the divestment by BHP Billiton Limited of its steel businesses to be implemented in the manner as more fully described in the Scheme Booklet including in accordance with the terms of the Scheme.

Steel Demerger Proposal means the proposal by BHP Billiton Limited to effect the Steel Demerger.

Steel Demerger Resolution means the ordinary resolution of BHP Billiton Plc Shareholders to approve the Steel Demerger Proposal.

Transaction Costs means any brokerage or other selling costs incurred in connection with the sale of BHP Steel Shares on ASX if the Sale Facility does not proceed.

1.2 Interpretation

In this document, unless the contrary intention appears or the context requires otherwise:

(a) words and phrases (other than those defined in clause 1.1) have the same meaning (if any) given to them in the Corporations Act;

(b) the singular includes the plural and vice versa;

(c) each gender includes each other gender;

(d) references to persons includes references to individuals, corporations, other bodies corporate or bodies politic;

(e) references to paragraphs or clauses are to a paragraph or clause of this document;

(f) a reference to a statute, regulation or agreement is to such a statute, regulation or agreement as from time to time amended;

(g) a reference to a person includes a reference to a person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(h) if a time period is specified and dates from a given day or the day of an act or event, it is to be calculated exclusive of that day;

(i) a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later; and

(j) the interpretation of a substantive provision is not affected by any heading.

2 Preliminary

2.1 BHP Billiton Limited

(a) BHP Billiton Limited is a public company incorporated in Australia and is a company limited by shares. It has its registered office at Level 45, Bourke Place, 600 Bourke Street, Melbourne, Victoria 3000, Australia.

(b) BHP Billiton Limited is a company admitted to the ASX official list and Fully Paid BHP Billiton Limited Shares are quoted on the stock market conducted by ASX.

(c) On 29 June 2001, BHP Billiton Limited (formerly BHP Limited) and BHP Billiton Plc (formerly Billiton Plc) commenced operating under a dual listed companies structure. This structure provides amongst other things that the two companies operate under a unified management structure and the businesses of both BHP Billiton Limited and BHP Billiton Plc be managed on a unified basis.

2.2 BHP Steel

(a) BHP Steel is a public company incorporated in Australia and will be, until the Legal Separation Date, a subsidiary of BHP Billiton Limited. The address of BHP Steel's registered office is Level 11, 120 Collins Street, Melbourne, Victoria 3000, Australia.

(b) BHP Steel operates BHP Billiton Limited's flat and coated steel products divisions, details of which are contained in the Scheme Booklet.

2.3 Implementation Deed

BHP Billiton Limited and BHP Steel have entered into the Implementation Deed to facilitate, amongst other things, the implementation of the Capital Reduction and the Scheme. In particular, BHP Steel has agreed that it will observe all the provisions of the Capital Reduction and the Scheme which relate to it and to do everything within its power that is necessary to give full effect to the Capital Reduction and the Scheme.

2.4 End date

The Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before 31 December 2002.

2.5 Proper law

The proper law of the Scheme is the law of the Commonwealth of Australia.

3 Capital Reduction

On the Legal Separation Date, BHP Billiton Limited will reduce its share capital in accordance with the Capital Reduction Resolution.

4 Scheme

4.1 Conditions precedent to the Scheme

The Scheme is conditional upon the following conditions precedent:

(a) the passing of the Capital Reduction Resolution and the Bonus Issue Resolution;

(b) the approval of the Scheme by the requisite majority at the meetings of Fully Paid BHP Billiton Limited Shareholders and Partly Paid BHP Billiton Limited Shareholders convened by the Court pursuant to section 411 of the Corporations Act;

(c) the passing of the Steel Demerger Resolution;

(d) the approval of the Scheme, with or without modification, by the Court making an order under section 411(4)(b) of the Corporations Act;

(e) the approval of ASX for the admission of BHP Steel to the ASX official list and for official quotation of BHP Steel Shares on ASX, subject only to the Scheme taking effect and such other conditions acceptable to the BHP Billiton Board; and

(f) the lodgement with ASIC of an office copy of the Court order approving the Scheme pursuant to section 411(4)(b) of the Corporations Act.

4.2 Effective Date

The Scheme will take effect on and from the Effective Date.

4.3 BHP Steel Entitlement Number

(a) There shall be calculated in respect of each Fully Paid Scheme Shareholder, in accordance with the following paragraphs (b), (c) and (d), a number designated the BHP Steel Entitlement Number.

(b) Subject to paragraph (d) below, if the number of the Scheme Shares held by the Fully Paid Scheme Shareholder is one or two only, that person's BHP Steel Entitlement Number is also one.

(c) Otherwise, and subject always to paragraph (d) below, the Fully Paid Scheme Shareholder's BHP Steel Entitlement Number is the number produced by dividing the number of that person's Scheme Shares by five and:

   (i) if a fraction of one-half or greater results, rounding up to the next whole number above; or

   (ii) if a fraction of less than one-half results, rounding down to the next whole number below.

(d) If BHP Billiton Limited is of the opinion that several Fully Paid Scheme Shareholders, each of whom holds one, two or three Scheme Shares or a holding which results in a fractional entitlement of the type in paragraphs (b) or (c)(i) above have, before the Close of Registers, been party to shareholding splitting or division in an attempt to obtain unfair advantage by reference to the rounding up provided for in paragraphs (b) or (c)(i) above, BHP Billiton Limited may give notice to those Fully Paid Scheme Shareholders:

(i) setting out the names and Registered Addresses of all of them;

(ii) stating that opinion; and

(iii) attributing to one of them specifically identified in the notice, the Scheme Shares held by all of them, and, after the notice has been so given, the Fully Paid Scheme Shareholder specifically identified in the notice shall, for the purposes of clause 4.3(b) and (c), be taken to hold all those Scheme Shares and each of the others of the Fully Paid Scheme Shareholders whose names and Registered Addresses are set out in the notice shall, for the purposes of clauses 4.3(b) and (c), be taken to hold no Scheme Shares.

4.4 Entitlements of Scheme Shareholders

Until the Legal Separation Date, all BHP Steel Shares are beneficially owned by BHP Billiton Limited.

The Capital Entitlement of each Scheme Shareholder shall, on the Legal Separation Date (unless otherwise specified), be applied by BHP Billiton Limited as follows:

(a) for Fully Paid BHP Billiton Limited Shareholders the Capital Entitlement will be applied by BHP Billiton Limited as consideration for the sale and transfer by BHP Billiton Limited of that number of BHP Steel Shares which is equal to the Fully Paid Scheme Shareholder's BHP Steel Entitlement Number, the purchaser and the transferee of those BHP Steel Shares from BHP Billiton Limited being the Fully Paid Scheme Shareholder except that, in the case of a Selling Shareholder or an Ineligible Overseas Shareholder, the relevant BHP Steel Shares will be retained by BHP Billiton Limited or transferred to the Sale Agent (in either case as agent for the Selling Shareholder or Ineligible Overseas Shareholder) prior to or on the Legal Separation Date and sold or transferred by them in accordance with and subject to clauses 4.5 and 4.6;

(b) for Partly Paid BHP Billiton Limited Shareholders the Capital Entitlement will be applied by BHP Billiton Limited as payment of the Interim Call to be made against each Partly Paid BHP Billiton Limited Share (thereby reducing the amount remaining unpaid on each Partly Paid BHP Billiton Limited Share). Partly Paid Scheme Shareholders are not entitled to receive any BHP Steel Shares under the terms of the Scheme;

(c) BHP Billiton Limited will in transferring BHP Steel Shares to each transferee in conformity with paragraph (a) above be taken to warrant to each transferee that every such BHP Steel Share will be held and enjoyed by that transferee free from any right, interest or claim on the part of BHP Billiton Limited or any person claiming through, under or in trust for BHP Billiton Limited. BHP Billiton Limited also warrants that any BHP Steel Share to be transferred by the Sale Agent (who receives BHP Steel Shares under paragraph (a) above) to a third party will be held and enjoyed by that transferee free from any right, interest or claim on the part of BHP Billiton Limited or any person claiming through, under or in trust for BHP Billiton Limited; and

(d) if BHP Billiton Limited has given notice under clause 4.3(d), BHP Billiton Limited, in causing the Capital Entitlement to be applied in accordance with paragraph (a) above in respect of the Fully Paid Scheme Shareholder specifically identified in the clause 4.3(d) notice as the deemed holder of all the specified Scheme Shares, shall be taken to have satisfied and discharged its obligations to the other Fully Paid Scheme Shareholders named in the clause 4.3(d) notice and they will have no claim against BHP Billiton Limited for any Capital Entitlement they would have had but for the operation of clause 4.3(d).

4.5 Selling Shareholders

(a) Where the Sale Facility is implemented, BHP Billiton Limited will procure that it or the Sale Agent (subject to paragraph (b) below) sells under the Sale Facility and at the Final Price for the benefit of a Selling Shareholder the BHP Steel Shares retained by BHP Billiton Limited or transferred to the Sale Agent under clause 4.4(a) in respect of that Selling Shareholder and remit the proceeds of sale in accordance with the terms of the Sale Facility.

(b) It is acknowledged by a Selling Shareholder that only some or none of the BHP Steel Shares retained by BHP Billiton Limited or transferred to the Sale Agent under clause 4.4(a) may be sold under the Sale Facility.

(c) Where the Sale Facility is not implemented, or the Sale Facility is terminated by BHP Billiton Limited or only some or none of the BHP Steel Shares retained by BHP Billiton Limited or transferred to the Sale Agent under clause 4.4(a) are sold under the Sale Facility, all Fully Paid Scheme Shareholders (except Ineligible Overseas Shareholders) will receive their BHP Steel Shares (or the balance of their BHP Steel Shares not sold under the Sale Facility). Any BHP Steel Shares already transferred to the Sale Agent under clause 4.4(a) will be transferred back to the Fully Paid Scheme Shareholders on the Legal Separation Date or as soon as reasonably practicable after that date.

4.6 Ineligible Overseas Shareholders

(a) Where the Sale Facility is implemented, BHP Billiton Limited will procure that it or the Sale Agent (subject to paragraph (b) below) sells under the Sale Facility and at the Final Price for the benefit of an Ineligible Overseas Shareholder the BHP Steel Shares retained by BHP Billiton Limited or transferred to the Sale Agent under clause 4.4(a) in respect of that Ineligible Overseas Shareholder and remit the proceeds of sale in accordance with the terms of the Sale Facility.

(b) It is acknowledged by an Ineligible Overseas Shareholder that only some or none of the BHP Steel Shares retained by BHP Billiton Limited or transferred to the Sale Agent under clause 4.4(a) may be sold under the Sale Facility.

(c) Where the Sale Facility is not implemented, the Sale Facility is terminated by BHP Billiton Limited or only some or none of the BHP Steel Shares retained by BHP Billiton Limited or transferred to the Sale Agent under clause 4.4(a) are sold under the Sale Facility, then as soon as reasonably practicable (and in any event not more than 10 Business Days after the later of the Listing Date and the Legal Separation Date), BHP Billiton Limited will procure that it or the Sale Agent:

(i) sells on ASX for the benefit of an Ineligible Overseas Shareholder all the BHP Steel Shares transferred to the Sale Agent under clause 4.4(a) (or the balance of their BHP Steel Shares not sold under the Sale Facility) in consideration of the application of the Fully Paid Scheme Shareholder's Capital Entitlement;

(ii) accounts to the Ineligible Overseas Shareholder for the proceeds of sale (after deduction of Transaction Costs and on an averaged basis so that all Ineligible Overseas Shareholders receive the same price for each BHP Steel Share, subject to rounding to the nearest whole cent) and any income attributable to those BHP Steel Shares; and

(iii) remits the net proceeds of sale in respect of the Ineligible Overseas Shareholders and any income attributable to the BHP Steel Shares sold under paragraph (c)(i) above under this clause 4.6, such proceeds and income to be dispatched by mail to the Ineligible Overseas Shareholder's Registered Address by cheque either in:

(A) Australian currency drawn on an Australian bank; or

(B) if BHP Billiton Limited so decides, the currency of the jurisdiction in which the Ineligible Overseas Shareholder's Registered Address is situated, being converted at the exchange rate between that currency and the Australian currency at a date not more than 15 Business Days after the sale of the last of the Ineligible Overseas Shareholders' entitlements.

4.7 Registration of transfers and beneficial ownership of BHP Steel Shares

BHP Billiton Limited must procure that Fully Paid Scheme Shareholders, other than Selling Shareholders and Ineligible Overseas Shareholders, are registered as the holders of the BHP Steel Shares to which they are entitled under the terms of the Scheme by 10.00 pm on the Legal Separation Date or as soon as possible thereafter. Up until the Legal Separation Date BHP Billiton will retain the beneficial ownership of all BHP Steel Shares.

4.8 Appointment of agent

Each Scheme Shareholder, without the need for any further act, irrevocably appoints BHP Billiton Limited as its agent for the purpose of executing any document or doing any other act necessary to give effect to the terms of the Scheme, including without limitation:

(a) the execution of any form required to effect the transfer of BHP Steel Shares to the Fully Paid Scheme Shareholder, the Sale Agent or any other person in accordance with the terms of the Scheme or the Sale Facility (in the case of a Selling Shareholder or Ineligible Overseas Shareholder); and

(b) the communication of the Scheme Shareholder's agreement under clause 4.9 and instructions under clause 4.10.

BHP Billiton Limited, as agent of each Scheme Shareholder, may subdelegate its functions under this clause 4.8 to all of its directors and secretaries (jointly and severally).

4.9 Agreement to become a member of BHP Steel

(a) Each Fully Paid Scheme Shareholder agrees to become a member of BHP Steel, to have their name entered in any register of members of BHP Steel and accepts the BHP Steel Shares on the terms and conditions of the constitution of BHP Steel (in respect of those BHP Steel Shares representing that Fully Paid Scheme Shareholder's BHP Steel Entitlement Number).

(b) Clause 4.9(a) does not apply to Selling Shareholders (in respect only of those BHP Steel Shares representing some or all of that Fully Paid Scheme Shareholder's BHP Steel Entitlement Number that are sold under the Sale Facility), Ineligible Overseas Shareholders or Partly Paid Scheme Shareholders.

4.10 Instructions to BHP Billiton Limited

Except for a Scheme Shareholder's tax file number, binding instructions or notifications between a Scheme Shareholder and BHP Billiton Limited relating to Scheme Shares or a Scheme Shareholder's status as a BHP Billiton Limited Shareholder (including, without limitation, any instructions relating to payment of dividends or communications from BHP Billiton Limited) will, from the Close of Registers, be deemed, by reason of the Scheme, to be similarly binding instructions or notifications to, and accepted by, BHP Steel in respect of BHP Steel Shares transferred to Fully Paid Scheme Shareholders until those instructions or notifications are, in each case, revoked or amended in writing addressed to BHP Steel at its share registry.

4.11 Dispatch of holding statements

As soon as practicable after the later of the Listing Date or the Legal Separation Date, BHP Billiton Limited will procure that BHP Steel, in accordance with the Listing Rules, forwards to the Fully Paid Scheme Shareholders, other than Selling Shareholders (in respect only of those BHP Steel Shares representing some or all of that Fully Paid Scheme Shareholder's BHP Steel Entitlement Number that are sold under the Sale Facility) and Ineligible Overseas Shareholders, holding statements for BHP Steel Shares to which they are entitled, by prepaid post to the Fully Paid Scheme Shareholder at their Registered Address at the Close of Registers, unless that Fully Paid Scheme Shareholder has directed otherwise.

4.12 Dealings in BHP Billiton Limited Shares by Scheme Shareholders

For the purpose of establishing who are Scheme Shareholders and their respective entitlements, dealings in BHP Billiton Limited Shares will be recognised by BHP Billiton Limited provided that:

(a) in the case of dealings of the type to be effected on the Clearing House Electronic Subregister System, the transferee is registered as the holder of the BHP Billiton Limited Shares on or before the Close of Registers; or

(b) in all other cases, if registrable transfers or transmission applications in respect of those dealings are received at the BHP Billiton Share Registry during its business hours on or before the Close of Registers.

4.13 Scheme Shareholders' consent

Scheme Shareholders consent to BHP Billiton Limited doing all things necessary, incidental or expedient to the implementation and performance of the Scheme and acknowledge that the Scheme binds BHP Billiton Limited and all of the BHP Billiton Limited Shareholders from time to time (including those who do not attend the meeting of BHP Billiton Limited Shareholders to approve the Scheme, do not vote at that meeting or vote against the Scheme).

4.14 Amendments to the Scheme

Should the Court propose to approve the Scheme subject to any alterations or conditions, BHP Billiton Limited may, by its counsel, consent to those alterations of conditions on behalf of all persons concerned (including a Scheme Shareholder).

4.15 Scheme binding

To the extent of inconsistency between the Scheme and BHP Billiton Limited's constitution, the Scheme overrides BHP Billiton Limited's constitution and binds BHP Billiton Limited and all BHP Billiton Limited Shareholders.

4.16 Further assurance

BHP Billiton Limited will execute all deeds and other documents and do all acts and things as may be necessary, incidental or expedient for the implementation and performance of the Scheme.

4.17 Costs

BHP Billiton Limited will pay any costs which are payable on or in respect of the Scheme or on any document referred to herein (excluding Transaction Costs referred to in clause 4.6(c)(ii)), including, without limitation, all costs and brokerage payable in connection with the transfer by BHP Billiton Limited to Scheme Shareholders or the Sale Agent of BHP Steel Shares in accordance with this clause 4.

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GLOSSARY

ABN AMRO Rothschild
means ABN AMRO Equity Capital Markets Australia Limited and Rothschild Australia Securities Limited, trading as ABN AMRO Rothschild.

Accounting Separation Date
means Monday, 1 July 2002.

AIS
means BHP Steel (AIS) Pty Limited (ABN 19 000 019 625).

apparent steel consumption
means domestic steel production plus imports minus exports.

ASIC
means the Australian Securities and Investments Commission.

ASX
means Australian Stock Exchange Limited.

BHP Billiton
means BHP Billiton Limited and BHP Billiton Plc as a DLC and/or any or all of their controlled entities, as the case requires.

BHP Billiton Board
means the board of directors of BHP Billiton Limited and/or the board of directors of BHP Billiton Plc, as the case requires.

BHP Billiton Director
means a director of BHP Billiton Limited and/or a director of BHP Billiton Plc, as the case requires.

BHP Billiton Limited
means BHP Billiton Limited (ABN 49 004 028 077).

BHP Billiton Limited Meetings
means the General Meeting and the Scheme Meetings.

BHP Billiton Limited Share
means an ordinary share in the capital of BHP Billiton Limited.

BHP Billiton Limited Shareholder
means a holder of Fully Paid BHP Billiton Limited Shares and/or Partly Paid BHP Billiton Limited Shares, as the case requires.

BHP Billiton Plc
means BHP Billiton Plc (registered in England and Wales, registration number 3196209).

BHP Billiton Plc EGM
means the extraordinary general meeting of BHP Billiton Plc to be held on Wednesday, 26 June 2002 to consider and, if thought fit, to approve the Steel Demerger Resolution.

BHP Billiton Plc Share
means a fully paid ordinary share in the capital of BHP Billiton Plc.

BHP Billiton Plc Shareholder
means a holder of BHP Billiton Plc Shares.

BHP Billiton Share
means a fully paid ordinary share in the capital of BHP Billiton Limited and/or BHP Billiton Plc, as the case requires.

BHP Billiton Share Register
means the register of BHP Billiton Limited Shareholders maintained under section 169 of the Corporations Act.

BHP Billiton Shareholder
means a holder of BHP Billiton Limited Shares and/or a holder of BHP Billiton Plc Shares, as the case requires.

BHP Steel
means BHP Steel Limited and/or any or all of its controlled entities and/or the businesses to be operated by it after the Effective Date, as the case requires.

BHP Steel Board
means the board of directors of BHP Steel.

BHP Steel Director
means a director of BHP Steel.

BHP Steel Limited
means BHP Steel Limited (ABN 16 000 011 058).

BHP Steel Share
means a fully paid ordinary share in the capital of BHP Steel.

BHP Steel Shareholder
means a holder of BHP Steel Shares.

BHP T&L
means BHP Billiton Transport and Logistics Pty Limited (ABN 83 006 480 548), a wholly-owned subsidiary of BHP Billiton Limited.

Bonus Issue Resolution
means an ordinary resolution of BHP Billiton Limited Shareholders relating to the issue of bonus BHP Billiton Plc Shares to BHP Billiton Plc Shareholders and in the form set out in the notice of General Meeting dated 10 May 2002 sent to BHP Billiton Limited Shareholders.

Bookbuild
means the bookbuild process conducted as part of the Institutional Offer. Under the Bookbuild, participants in the Institutional Offer are able to specify numbers of BHP Steel Shares they wish to apply to buy or offer to sell at specified prices.

Buy Form
means the form of that name attached to the Instruction Guide.

Capital Reduction
means the reduction of the share capital of BHP Billiton Limited in accordance with the Capital Reduction Resolution.

Capital Reduction Resolution
means an ordinary resolution of BHP Billiton Limited Shareholders relating to the reduction of capital in BHP Billiton Limited and in the form set out in the notice of General Meeting dated 10 May 2002 sent to BHP Billiton Limited Shareholders.

CGT
means capital gains tax.

CHESS
means the Clearing House Electronic Subregister System.

Close of Registers
means 5.00 pm (Melbourne time) on the Record Date.

Corporations Act
means Corporations Act 2001 (Cwlth).

Court
means the Federal Court of Australia.

Demerger Deed
means the deed between BHP Billiton Limited and BHP Steel dealing with transitional and miscellaneous commercial issues arising in connection with the legal and economic separation of BHP Steel and BHP Billiton Limited.

Depositary
means JPMorgan Chase Bank.

DLC
means a dual listed company.

Effective Date
means the date on which the office copy of the Court order approving the Scheme pursuant to section 411(4)(b) of the Corporations Act is lodged with ASIC.

Employee Share Plan
means the employee incentive scheme of that name conducted by BHP Billiton Limited.

Explanatory Statement
has the meaning given to it in Part 5.1 of the Corporations Act.

Final Price
means the price at which BHP Steel Shares will be sold to successful bidders under the Institutional Offer and to successful applicants under the Retail Offer.

Fully Paid BHP Billiton Limited Share
means a BHP Billiton Limited Share on which all amounts of capital are paid up.

Fully Paid BHP Billiton Limited Shareholder
means a registered holder of Fully Paid BHP Billiton Limited Shares.

General Meeting
means the general meeting of BHP Billiton Limited to be held on Wednesday, 26 June 2002 to consider and, if thought fit, to approve the Capital Reduction Resolution and the Bonus Issue Resolution.

GST
means goods and services tax.

Illawarra Collieries
means the current and, as the case requires, future coal mines and related infrastructure located in the Illawarra region of New South Wales, Australia, owned by BHP Billiton Limited.

IISI
means the International Iron and Steel Institute.

Implementation Deed
means the deed between BHP Billiton Limited and BHP Steel to carry into effect the Steel Demerger.

Indicative Price Range
means $2.60 to $3.30 per BHP Steel Share.

Ineligible Overseas Shareholder
means a BHP Billiton Limited Shareholder whose registered address on the BHP Billiton Share Register at the Close of Registers is in any jurisdiction other than:

- Australia, New Zealand, the United Kingdom and the Channel Islands, the US, Singapore, Hong Kong or Canada; or
- a jurisdiction in which BHP Billiton Limited reasonably believes that it is not prohibited or unduly onerous or impractical to implement the Scheme and to transfer BHP Steel Shares to the BHP Billiton Limited Shareholder.

Institutional Offer
means the offer of BHP Steel Shares by BHP Billiton Limited to Australian institutional investors and participating member organisations of ASX, and to the extent permitted by applicable law, international institutional investors.

Institutional Selling Shareholder
means a Selling Shareholder who is or will be entitled under the Scheme to 125,000 or more BHP Steel Shares or such other BHP Billiton Limited Shareholder which BHP Billiton Limited considers should be treated as an institutional selling shareholder for the purposes of selling BHP Steel Shares under the terms of the Sale Facility.

Instruction Guide
means the document of that name accompanying this Scheme Booklet.

Interim Call
means the call for payment of unpaid capital made by the BHP Billiton Board payable on each Partly Paid BHP Billiton Limited Share for the Reduction Amount.

Joint Global Coordinators
means ABN AMRO Rothschild and Credit Suisse First Boston Australia Limited.

Legal Separation Date
means Monday, 22 July 2002 or such other date as determined by the BHP Billiton Board.

Listing Date
means the date on which trading in BHP Steel Shares (on a conditional and deferred settlement basis or otherwise) commences on ASX.

Listing Rules
means the official listing rules of ASX.

Long Term Incentive Plan
means the employee incentive plan intended to be introduced by BHP Steel after the Steel Demerger and described in Part 8.9 of this Scheme Booklet.

LSE
means London Stock Exchange plc.

Matching Action
means the bonus issue of BHP Billiton Plc Shares to BHP Billiton Plc Shareholders.

Non Eligible Shareholder
means a Fully Paid BHP Billiton Limited Shareholder who is not permitted under applicable laws or regulations in certain countries to sell under the Sale Facility the BHP Steel Shares to which they are entitled under the Scheme.

NYSE
means New York Stock Exchange.

Offer
means the Retail Offer and the Institutional Offer.

Partly Paid BHP Billiton Limited Share
means a BHP Billiton Limited Share on which there remains amounts unpaid.

Partly Paid BHP Billiton Limited Shareholder
means a holder of Partly Paid BHP Billiton Limited Shares.

Performance Share Plan
means the employee incentive scheme of that name conducted by BHP Billiton Limited.

Proxy Form
means the proxy form for the General Meeting and the Scheme Meetings attached to the Instruction Guide.

Record Date
means the fourth business day after the Effective Date or such other date as permitted by ASX.

Reduction Amount
means $0.69 for each BHP Billiton Limited Share on issue at the Close of Registers.

Retail Offer
means the offer of BHP Steel Shares by BHP Billiton Limited to retail investors resident in Australia and New Zealand, including BHP Billiton Limited Shareholders resident in Australia and New Zealand.

Retail Prospectus
means the prospectus of that name relating to the Retail Offer.

Sale Agent
means BHP Billiton Limited or such other person nominated by BHP Billiton Limited to sell or facilitate the transfer of the BHP Steel Shares attributable to Selling Shareholders and Ineligible Overseas Shareholders under the terms of the Scheme and the Sale Facility and who will hold those BHP Steel Shares as agent of those Selling Shareholders and Ineligible Overseas Shareholders.

Sale Facility
means the facility to be established and implemented by BHP Billiton Limited under which BHP Steel Shares may be sold prior to the listing of BHP Steel on ASX, the terms of which are more fully described and contained in this Scheme Booklet (including Annexure E) and accompanying documents distributed with it.

Sale Facility Circular
means the document of that name accompanying this Scheme Booklet sent to BHP Billiton Limited Shareholders who do not have registered addresses in Australia or New Zealand.

Scheme
means the scheme of arrangement between BHP Billiton Limited and BHP Billiton Limited Shareholders, subject to any alterations or conditions made or required by the Court pursuant to section 411 of the Corporations Act.

Scheme Booklet
means this booklet which includes the Scheme, the Explanatory Statement and the notices of meetings.

Scheme Meeting(s)
means the meeting of Fully Paid BHP Billiton Limited Shareholders and/or the meeting of Partly Paid BHP Billiton Limited Shareholders, as the case requires, both to be held on Wednesday, 26 June 2002 convened by the Court to consider and, if thought fit, approve the Scheme.

Sell Form
means the form of that name attached to the Instruction Guide or such other form as BHP Billiton may permit or agree in connection with the sale of BHP Steel Shares by an Institutional Selling Shareholder.

Selling Agreements
means the agreements to be entered into between BHP Billiton Limited, BHP Steel Limited and the Joint Global Coordinators relating to the sale of BHP Steel Shares under the Institutional Offer and the Retail Offer.

Selling Shareholder
means a Fully Paid BHP Billiton Limited Shareholder (other than a Non Eligible Shareholder) who elects to offer to sell under the Sale Facility some or all of the BHP Steel Shares to which they are entitled under the Scheme.

Share Rights
means rights over BHP Steel Shares awarded under the Long Term Incentive Plan.

Shareholder Prospectus
means the prospectus of that name relating to the Offer and the Sale Facility sent to BHP Billiton Limited Shareholders who have registered addresses in Australia or New Zealand.

Steel Demerger
means the divestment by BHP Billiton Limited of its steel businesses to be implemented in the manner as more fully described in this Scheme Booklet, including in accordance with the terms of the Scheme.

Steel Demerger Proposal
means the proposal by BHP Billiton Limited to effect the Steel Demerger.

Steel Demerger Resolution
means the ordinary resolution of BHP Billiton Plc Shareholders at the BHP Billiton Plc EGM to approve the Steel Demerger Proposal.

Transaction Costs
means any brokerage or other selling costs incurred in connection with the sale of BHP Steel Shares on ASX if the Sale Facility does not proceed.

US
means United States of America.

US ITC
means United States International Trade Commission.

VWAP
means volume weighted average price.

A$, $ or cents
means the lawful currency of Australia.

Sources

Australian Bureau of Statistics
means time series spreadsheets.

Commonwealth Department of Industry, Tourism and Resources
means a report entitled "The Australian Steel Industry in 2000" prepared by the Commonwealth Department of Industry, Tourism and Resources at www.industry.gov.au.

CRU Group
means the "CRU Steel Monitor" report dated March 2002 prepared by CRU Group.

IISI
means the International Iron and Steel Institute:

- Booklet entitled "World Steel in Figures 2001" available at www.worldsteel.org;
- Release entitled "Short term outlook for steel demand – Spring 2002" available at www.worldsteel.org.

OECD
means the Organisation for Economic Cooperation and Development report entitled "Steel Market Statistics" available at www.oecd.org.

US ITC
means the United States International Trade Commission "Most recent data" relating to the Steel Global Safeguard Investigation available at www.usitc.gov.

THIS PAGE IS LEFT INTENTIONALLY BLANK

NOTICES OF MEETINGS

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO Box 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333

NOTICE OF GENERAL MEETING OF BHP BILLITON LIMITED

Notice is given that a general meeting of BHP Billiton Limited Shareholders will be held at the Savoy Ballroom, Grand Hyatt, 123 Collins Street, Melbourne, Victoria on Wednesday, 26 June 2002 at 6.30 pm (Melbourne time) for the purpose of transacting the following business.

Terms used in this notice have the same meaning as set out in the Glossary to the Scheme Booklet (of which this notice forms part).

BUSINESS OF THE GENERAL MEETING

BHP Billiton Limited Shareholders are invited to consider each of the items of business below and, if considered appropriate, pass each of items 1 and 2 as ordinary resolutions:

Capital Reduction Resolution

1 "That subject to and conditional on:

(i) the Bonus Issue Resolution being approved by BHP Billiton Limited Shareholders;

(ii) the Steel Demerger Resolution being approved by BHP Billiton Plc Shareholders;

(iii) the scheme of arrangement between BHP Billiton Limited (the "**Company**") and the holders of its fully paid ordinary shares and the holders of its partly paid ordinary shares this day (the "**Scheme**") being approved (with or without modification) by the Federal Court of Australia; and

(iv) an office copy of the order of the Court approving the Scheme being lodged with the Australian Securities and Investments Commission,

the following reduction of the Company's share capital is approved, namely, the reduction on the Legal Separation Date (as defined in the Scheme Booklet) by an aggregate sum equal to $0.69 multiplied by the number of shares (both fully paid and partly paid) on issue at the Close of Registers (as defined in the Scheme Booklet) with the reduction being effected and satisfied by appropriating that aggregate sum among members registered as such at the Close of Registers in proportion to the number of such shares then held by them respectively and so that the resultant individual appropriation of each such member is, subject to any stipulation for the time being binding between the Company and the member under section 411(4) of the Corporations Act, paid to the member on the Legal Separation Date in the manner provided by the Company's constitution for the payment of dividends."

Bonus Issue Resolution

2 "That subject to and conditional on:

(i) the Capital Reduction Resolution being approved by BHP Billiton Limited Shareholders;

(ii) the Steel Demerger Resolution being approved by BHP Billiton Plc Shareholders;

(iii) the scheme of arrangement between BHP Billiton Limited and the holders of its fully paid ordinary shares and the holders of its partly paid ordinary shares this day (the "**Scheme**") being approved (with or without modification) by the Federal Court of Australia; and

(iv) an office copy of the order of the Court approving the Scheme being lodged with the Australian Securities and Investments Commission, the issue of bonus BHP Billiton Plc Shares to BHP Billiton Plc Shareholders under or in connection with the Steel Demerger Proposal as contemplated and described in the Scheme Booklet is approved".

A member of the BHP Billiton group which is headquartered in Australia

Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia

ABN 49 004 028 077
Registered in Australia

VOTING

How to vote

BHP Billiton Limited Shareholders can vote in either of two ways:

- by attending the General Meeting and voting in person or by attorney or, in the case of corporate shareholders, by corporate representative; or
- by appointing a proxy to attend and vote on their behalf, using the Proxy Form attached to the Instruction Guide accompanying the Scheme Booklet or by recording their proxy voting instructions on the internet.

Voting in person (or by attorney)

BHP Billiton Limited Shareholders or their attorneys who plan to attend the General Meeting are asked to arrive at the venue 30 minutes prior to the time designated for the General Meeting, if possible, so that their shareholding may be checked against the BHP Billiton Share Register and attendances noted. Attorneys should bring with them original or certified copies of the power of attorney under which they have been authorised to attend and vote at the General Meeting.

In order to vote in person at the General Meeting, a corporation, which is a BHP Billiton Limited Shareholder, may appoint an individual to act as its representative. The appointment must comply with the requirements of section 250D of the Corporations Act. The representative should bring to the General Meeting evidence of their appointment, including any authority under which it is signed, unless previously given to the BHP Billiton Share Department.

Voting by proxy

- A BHP Billiton Limited Shareholder entitled to attend and vote is entitled to appoint not more than two proxies. Each proxy will have the right to vote on the poll and also to speak at the General Meeting.
- The appointment of a proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed, and if the appointment does not specify the proportion or number of the BHP Billiton Limited Shareholder's votes each proxy may exercise, each proxy may exercise half of the votes.
- A proxy need not be a BHP Billiton Limited Shareholder.
- If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as that person thinks fit.
- If a proxy is instructed to abstain from voting on any item of business, that person is directed not to vote on the BHP Billiton Limited Shareholder's behalf on the poll and the BHP Billiton Limited Shares the subject of the proxy appointment will not be counted in computing the required majority.
- BHP Billiton Limited Shareholders who return their Proxy Form(s) with a direction how to vote but do not nominate the identity of their proxy will be taken to have appointed the chairman of the General Meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the General Meeting, the chairman of the General Meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the chairman of the General Meeting, the secretary or any BHP Billiton Director which do not contain a direction will be used to support the Capital Reduction Resolution and the Bonus Issue Resolution.
- A vote given in accordance with the terms of a proxy is valid despite the revocation of the proxy, unless notice in writing of the revocation has been received by BHP Billiton Limited by 8.00 am on Tuesday, 25 June 2002.
- *Completed Proxy Form(s) should be sent to the BHP Billiton Steel Demerger Office or the registered office of BHP Billiton Limited using one of the* reply-paid envelopes provided with the Scheme Booklet.

- To be effective, proxy forms must be received at either:

BHP Billiton Steel Demerger Office Reply Paid 1654 Melbourne Victoria 8060 Australia	or	Registered Office BHP Billiton Limited Level 45, Bourke Place 600 Bourke Street Melbourne Victoria 3000 Australia

by 8.00 am (Melbourne time) on Tuesday, 25 June 2002. Proxy Forms received after this time will be invalid.

- Alternatively, Proxy Forms may be lodged by facsimile if received by the same time. The facsimile number is (61 3) 9609 4554.
- BHP Billiton Limited Shareholders may record their proxy voting instructions on the internet at www.bhpbilliton.com. Only registered BHP Billiton Limited Shareholders may access this facility, and will need their holder identification number ("**HIN**") and or securityholder reference number ("**SRN**").
- The Proxy Form must be signed by the BHP Billiton Limited Shareholder or the BHP Billiton Limited Shareholder's attorney. Proxies given by corporations must be executed in accordance with the Corporations Act. Where the appointment of a proxy is signed by the appointor's attorney, a certified copy of the power of attorney, or the power itself, must be received by BHP Billiton Limited at either of the above addresses or by facsimile transmission by 8.00 am (Melbourne time) on Tuesday, 25 June 2002. If facsimile transmission is used, the power of attorney must be certified.

BHP BILLITON LIMITED SHAREHOLDERS WHO ARE ENTITLED TO VOTE

In accordance with section 1074E of the Corporations Act, the BHP Billiton Limited board has determined that a person's entitlement to vote at the General Meeting will be the entitlement of that person set out in the BHP Billiton Share Register as at 8.00 am (Melbourne time) on Tuesday, 25 June 2002.

All Fully Paid BHP Billiton Limited Shareholders and Partly Paid BHP Billiton Limited Shareholders are entitled to vote at the General Meeting. Partly Paid BHP Billiton Limited Shareholders are entitled to a fraction of a vote which is equivalent to the proportion which the amount paid bears to the issue price of the Partly Paid BHP Billiton Limited Share.

By Order of the Board

Karen J Wood
Company Secretary
10 May 2002

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO Box 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333

EXPLANATORY NOTES ON THE BUSINESS TO BE CONDUCTED AT THE GENERAL MEETING

These notes explain the items of business to be considered at the General Meeting. If you would like any more information, you are invited to contact the office of the Company Secretary in Melbourne.

The Capital Reduction Resolution is being put to BHP Billiton Limited Shareholders to obtain approval under section 256C of the Corporations Act to an equal reduction in BHP Billiton Limited's share capital under section 256B of the Corporations Act, of an amount of $0.69 for each BHP Billiton Limited Share on issue at the Close of Registers. The reduction is to be effected and satisfied by appropriating such sum to or for the benefit of BHP Billiton Limited Shareholders at the Close of Registers which will be applied in accordance with the Scheme.

The Bonus Issue Resolution is being put to BHP Billiton Limited Shareholders to obtain approval for the issue of bonus BHP Billiton Plc Shares to BHP Billiton Plc Shareholders as part of the Steel Demerger Proposal.

The Capital Reduction Resolution and the Bonus Issue Resolution are being proposed in connection with the Scheme and the Scheme is conditional on, amongst other things, the passing of the Capital Reduction Resolution and the Bonus Issue Resolution.

The impact, financial and otherwise on BHP Billiton and BHP Billiton Limited Shareholders if the Capital Reduction Resolution and the Bonus Issue Resolution are passed, together with all other factors which are material to the making of a decision by BHP Billiton Limited Shareholders whether to approve the Capital Reduction Resolution and the Bonus Issue Resolution, is set out in the Scheme Booklet in relation to the Scheme.

If the Capital Reduction Resolution and the Bonus Issue Resolution are passed by the requisite majority of BHP Billiton Limited Shareholders present and voting at the General Meeting (whether in person or by proxy), they will take effect provided the Steel Demerger Proposal is approved by the requisite majority of BHP Billiton Plc Shareholders, the Scheme is approved by the requisite majority of BHP Billiton Limited Shareholders and by the Court and all other conditions relating to the Scheme are satisfied.

The BHP Billiton Directors believe that, taking into account all relevant matters, the Steel Demerger Proposal (which includes the Capital Reduction, the bonus issue and the Scheme) is in the best interests of BHP Billiton Limited Shareholders and BHP Billiton Limited, and will not materially prejudice the interests of the creditors of BHP Billiton Limited.

Each BHP Billiton Director recommends that you vote in favour of the resolutions required to implement the Steel Demerger Proposal, and intends to vote all BHP Billiton Shares controlled by them in favour of the resolutions required to implement the Steel Demerger Proposal.

A member of the BHP Billiton group
which is headquartered in Australia

Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia

ABN 49 004 028 077
Registered in Australia

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO Box 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333

NOTICE OF COURT ORDERED MEETING OF HOLDERS OF FULLY PAID BHP BILLITON LIMITED SHARES

By an Order of the Federal Court of Australia made on 10 May 2002 pursuant to section 411(1) of the Corporations Act, a meeting of Fully Paid BHP Billiton Limited Shareholders will be held at the Savoy Ballroom, Grand Hyatt, 123 Collins Street, Melbourne, Victoria, on Wednesday, 26 June 2002 at 6.45 pm (Melbourne time) or as soon thereafter as the General Meeting of BHP Billiton Limited has concluded or been adjourned.

The Court has also directed that Don Argus act as chairman of the meeting or failing him John Ralph (unless the members at the meeting elect some other person to act as chairman of the meeting) and has directed the chairman to report the result of the meeting to the Court.

Terms used in this notice have the same meaning as set out in the Glossary to the Scheme Booklet (of which this notice forms part).

PURPOSE OF MEETING

The purpose of the meeting is to consider and, if thought fit, to agree (with or without modification) to a scheme of arrangement proposed to be made between BHP Billiton Limited and the holders of Fully Paid BHP Billiton Limited Shares and the holders of Partly Paid BHP Billiton Limited Shares ("**Scheme**").

To enable you to make an informed voting decision, further information on the Scheme is set out in the Scheme Booklet accompanying this notice of meeting. A copy of the Explanatory Statement for the Scheme is set out in Part 9 of the Scheme Booklet and its purpose and effect are discussed throughout that document.

RESOLUTION

To consider and, if thought fit, pass the following resolution:

"That pursuant to, and in accordance with, the provisions of section 411 of the Corporations Act, the arrangement proposed between BHP Billiton Limited and the holders of its Fully Paid BHP Billiton Limited Shares and the holders of its Partly Paid BHP Billiton Limited Shares, designated the "**Scheme**", as contained in and more particularly described in the Scheme Booklet accompanying the notice convening this meeting is agreed to (with or without modification as approved by the Federal Court of Australia)."

VOTING

How to vote

Fully Paid BHP Billiton Limited Shareholders can vote in either of two ways:

- by attending the meeting and voting in person or by attorney or, in the case of corporate shareholders, by corporate representative; or
- by appointing a proxy to attend and vote on their behalf, using the Proxy Form attached to the Instruction Guide accompanying the Scheme Booklet *or recording their proxy voting instructions on the internet.*

Voting in person (or by attorney)

Fully Paid BHP Billiton Limited Shareholders or their attorneys who plan to attend the meeting are asked to arrive at the venue 30 minutes prior to the time designated for the meeting, if possible, so that shareholdings may be checked against the BHP Billiton Share Register and attendances noted. Attorneys should bring with them original or certified copies of the power of attorney under which they have been authorised to attend and vote at the meeting.

A member of the BHP Billiton group which is headquartered in Australia

Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia

ABN 49 004 028 077
Registered in Australia

In order to vote in person at the meeting, a corporation which is a Fully Paid BHP Billiton Limited Shareholder may appoint an individual to act as its representative. The appointment must comply with the requirements of section 250D of the Corporations Act. The representative should bring to the meeting evidence of their appointment, including any authority under which it is signed, unless previously given to the BHP Billiton Share Department.

Voting by proxy

- A Fully Paid BHP Billiton Limited Shareholder entitled to attend and vote is entitled to appoint not more than two proxies. Each proxy will have the right to vote on the poll and also to speak at the meeting.
- The appointment of a proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed, and if the appointment does not specify the proportion or number of the Fully Paid BHP Billiton Limited Shareholder's votes each proxy may exercise, each proxy may exercise half of the votes.
- A proxy need not be a BHP Billiton Limited Shareholder.
- If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as that person thinks fit.
- If a proxy is instructed to abstain from voting on any item of business, that person is directed not to vote on the Fully Paid BHP Billiton Limited Shareholder's behalf on the poll, and the Fully Paid BHP Billiton Limited Shares the subject of the proxy appointment will not be counted in computing the required majority.
- Fully Paid BHP Billiton Limited Shareholders who return their Proxy Forms with a direction how to vote but do not nominate the identity of their proxy will be taken to have appointed the chairman of the meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the meeting, the chairman of the meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the chairman of the meeting, the secretary or any BHP Billiton Director which do not contain a direction will be used to support the resolution to approve the Scheme.
- A vote given in accordance with the terms of a proxy is valid despite the revocation of the proxy, unless notice in writing of the revocation has been received by BHP Billiton Limited by 8.00 am on Tuesday, 25 June 2002.
- Completed Proxy Forms should be sent to the BHP Billiton Steel Demerger Office or the registered office of BHP Billiton Limited using one of the reply-paid envelopes provided with the Scheme Booklet.
- To be effective, Proxy Forms must be received at either:

BHP Billiton Steel Demerger Office	or	Registered Office
Reply Paid 1654		BHP Billiton Limited
Melbourne Victoria 8060		Level 45, Bourke Place
Australia		600 Bourke Street
		Melbourne Victoria 3000
		Australia

  by 8.00 am (Melbourne time) on Tuesday, 25 June 2002. Proxy Forms received after this time will be invalid.

- Alternatively, Proxy Forms may be lodged by facsimile if received by the same time. The facsimile number is (61 3) 9609 4554.
- Fully Paid BHP Billiton Limited Shareholders may record their proxy voting instructions on the internet at www.bhpbilliton.com. Only registered Fully Paid BHP Billiton Limited Shareholders may access this facility, and will need their holder identification number ("**HIN**") and or securityholder reference number ("**SRN**").

- The Proxy Form must be signed by the Fully Paid BHP Billiton Limited Shareholder or the Fully Paid BHP Billiton Limited Shareholder's attorney. Proxies given by corporations must be executed in accordance with the Corporations Act. Where the appointment of a proxy is signed by the appointor's attorney, a certified copy of the power of attorney, or the power itself, must be received by BHP Billiton Limited at either of the above addresses or by facsimile transmission by 8.00 am (Melbourne time) on Tuesday, 25 June 2002. If facsimile transmission is used, the power of attorney must be certified.

FULLY PAID BHP BILLITON LIMITED SHAREHOLDERS WHO ARE ENTITLED TO VOTE

In accordance with section 1074E of the Corporations Act, the BHP Billiton Limited board has determined, and the Court orders, that a person's entitlement to vote at the Court ordered meeting to consider the Scheme will be the entitlement of that person set out in the BHP Billiton Share Register as at 8.00 am (Melbourne time) on Tuesday, 25 June 2002.

All Fully Paid BHP Billiton Limited Shareholders are entitled to vote at this meeting.

COURT APPROVAL

In accordance with section 411(4)(b) of the Corporations Act, the Scheme (with or without modification) must be approved by an order of the Court. If the resolution put to this meeting is passed by the requisite majority, the resolution is passed by the requisite majority at the separate meeting of Partly Paid BHP Billiton Limited Shareholders, the Capital Reduction Resolution and the Bonus Issue Resolution are passed at the General Meeting and the Steel Demerger Proposal is passed at the BHP Billiton Plc EGM, both being held on the same day, BHP Billiton Limited intends to apply to the Court on 1 July 2002 for approval of the Scheme.

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO Box 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333

NOTICE OF COURT ORDERED MEETING OF HOLDERS OF PARTLY PAID BHP BILLITON LIMITED SHARES

By an Order of the Federal Court of Australia made on 10 May 2002 pursuant to section 411(1) of the Corporations Act, a meeting of Partly Paid BHP Billiton Limited Shareholders will be held at the Savoy Ballroom, Grand Hyatt, 123 Collins Street, Melbourne, Victoria, on Wednesday, 26 June 2002 at 7.00 pm (Melbourne time) or as soon thereafter as the Scheme Meeting of Fully Paid BHP Billiton Limited Shareholders has concluded or been adjourned.

The Court has also directed that Don Argus act as chairman of the meeting or failing him John Ralph (unless the members at the meeting elect some other person to act as chairman of the meeting) and has directed the chairman to report the result of the meeting to the Court.

Terms used in this notice have the same meaning as set out in the Glossary to the Scheme Booklet (of which this notice forms part).

PURPOSE OF MEETING

The purpose of the meeting is to consider and, if thought fit, to agree (with or without modification) to a scheme of arrangement proposed to be made between BHP Billiton Limited and the holders of Fully Paid BHP Billiton Limited Shares and the holders of Partly Paid BHP Billiton Limited Shares ("**Scheme**").

To enable you to make an informed voting decision, further information on the Scheme is set out in the Scheme Booklet accompanying this notice of meeting. A copy of the Explanatory Statement for the Scheme is set out in Part 9 of the Scheme Booklet and its purpose and effect are discussed throughout that document.

RESOLUTION

To consider and, if thought fit, pass the following resolution:

"That pursuant to, and in accordance with, the provisions of section 411 of the Corporations Act, the arrangement proposed between BHP Billiton Limited and the holders of its Fully Paid BHP Billiton Limited Shares and the holders of its Partly Paid BHP Billiton Limited Shares, designated the "Scheme", as contained in and more particularly described in the Scheme Booklet accompanying the notice convening this meeting is agreed to (with or without modification as approved by the Federal Court of Australia)."

VOTING

How to vote

Partly Paid BHP Billiton Limited Shareholders can vote in either of two ways:

- by attending the meeting and voting in person or by attorney or, in the case of corporate shareholders, by corporate representative; or
- by appointing a proxy to attend and vote on their behalf, using the Proxy Form attached to the Instruction Guide accompanying the Scheme Booklet or recording their proxy voting instructions on the internet.

Voting in person (or by attorney)

Partly Paid BHP Billiton Limited Shareholders or their attorneys who plan to attend the meeting are asked to arrive at the venue 30 minutes prior to the time designated for the meeting, if possible, so that shareholdings may be checked against the BHP Billiton Share Register and attendances noted. Attorneys should bring with them original or certified copies of the power of attorney under which they have been authorised to attend and vote at the meeting.

A member of the BHP Billiton group
which is headquartered in Australia

Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia

ABN 49 004 028 077
Registered in Australia

In order to vote in person at the meeting, a corporation which is a Partly Paid BHP Billiton Limited Shareholder may appoint an individual to act as its representative. The appointment must comply with the requirements of section 250D of the Corporations Act. The representative should bring to the meeting evidence of their appointment, including any authority under which it is signed, unless previously given to the BHP Billiton Share Department.

Voting by proxy

- A Partly Paid BHP Billiton Limited Shareholder entitled to attend and vote is entitled to appoint not more than two proxies. Each proxy will have the right to vote on the poll and also to speak at the meeting.
- The appointment of a proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed, and if the appointment does not specify the proportion or number of the Partly Paid BHP Billiton Limited Shareholder's votes each proxy may exercise, each proxy may exercise half of the votes.
- *A proxy need not be a BHP Billiton Limited Shareholder.*
- If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as that person thinks fit.
- If a proxy is instructed to abstain from voting on any item of business, that person is directed not to vote on the Partly Paid BHP Billiton Limited Shareholder's behalf on the poll, and the Partly Paid BHP Billiton Limited Shares the subject of the proxy appointment will not be counted in computing the required majority.
- Partly Paid BHP Billiton Limited Shareholders who return their Proxy Forms with a direction how to vote but do not nominate the identity of their proxy will be taken to have appointed the chairman of the meeting as their proxy to vote on their behalf. If a Proxy Form is returned but the nominated proxy does not attend the meeting, the chairman of the meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the chairman of the meeting, the secretary or any BHP Billiton Director which do not contain a direction will be used to support the resolution to approve the Scheme.
- A vote given in accordance with the terms of a proxy is valid despite the revocation of the proxy, unless notice in writing of the revocation has been received by BHP Billiton Limited by 8.00 am on Tuesday, 25 June 2002.
- Completed Proxy Forms should be sent to the BHP Billiton Steel Demerger Office or the registered office of BHP Billiton Limited using one of the reply-paid envelopes provided with the Scheme Booklet.
- To be effective, Proxy Forms must be received at either:

BHP Billiton Steel Demerger Office	or	Registered Office
Reply Paid 1654		BHP Billiton Limited
Melbourne Victoria 8060		Level 45, Bourke Place
Australia		600 Bourke Street
		Melbourne Victoria 3000
		Australia

by 8.00 am (Melbourne time) on Tuesday, 25 June 2002. Proxy Forms received after this time will be invalid.

- Alternatively, Proxy Forms may be lodged by facsimile if received by the same time. The facsimile number is (61 3) 9609 4554.
- Partly Paid BHP Billiton Limited Shareholders may record their proxy voting instructions on the internet at www.bhpbilliton.com. Only registered Partly Paid BHP Billiton Limited Shareholders may access this facility, and will need their holder identification number ("**HIN**") and or securityholder reference number ("**SRN**").

- The Proxy Form must be signed by the Partly Paid BHP Billiton Limited Shareholder or the Partly Paid BHP Billiton Limited Shareholder's attorney. Proxies given by corporations must be executed in accordance with the Corporations Act. Where the appointment of a proxy is signed by the appointor's attorney, a certified copy of the power of attorney, or the power itself, must be received by BHP Billiton Limited at either of the above addresses or by facsimile transmission by 8.00 am (Melbourne time) on Tuesday, 25 June 2002. If facsimile transmission is used, the power of attorney must be certified.

PARTLY PAID BHP BILLITON LIMITED SHAREHOLDERS WHO ARE ENTITLED TO VOTE

In accordance with section 1074E of the Corporations Act, the BHP Billiton Limited board has determined, and the Court orders, that a person's entitlement to vote at the Court ordered meeting to consider the Scheme will be the entitlement of that person set out in the BHP Billiton Share Register as at 8.00 am (Melbourne time) on Tuesday, 25 June 2002.

All Partly Paid BHP Billiton Limited Shareholders are entitled to vote at this meeting. Partly Paid BHP Billiton Limited Shareholders are entitled to a fraction of a vote which is equivalent to the proportion which the amount paid bears to the issue price of the Partly Paid BHP Billiton Limited Share.

COURT APPROVAL

In accordance with section 411(4)(b) of the Corporations Act, the Scheme (with or without modification) must be approved by an order of the Court. If the resolution put to this meeting is passed by the requisite majority, the resolution is passed by the requisite majority at the separate meeting of Fully Paid BHP Billiton Limited Shareholders, the Capital Reduction Resolution and the Bonus Issue Resolution are passed at the General Meeting and the Steel Demerger Proposal is passed at the BHP Billiton Plc EGM, both being held on the same day, BHP Billiton Limited intends to apply to the Court on 1 July 2002 for approval of the Scheme.

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